SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2-4 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 4-5 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 5-6 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text on pages 7 to 166 hereof; and

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 28, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3337 (EUR 0.7498 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from January 2012 through March 23, 2012, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
January 2012	1.3192	1.2682
February 2012	1.3463	1.3087
March 2012 (through March 23, 2012)	1.3320	1.3025

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2010	0.5	3.7
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.3	2.9
3rd quarter 2011	0.6	2.7
4th quarter 2011	-0.2	2.0

At year-end 2011, the German economy suffered a slight setback as GDP in the fourth quarter of 2011 shrank compared to the third quarter of 2011. The result for the full-year 2011 remained unchanged, however, with price adjusted GDP increasing by 3.0% compared to 2010 (price and calendar adjusted: +3.1%).

Compared to the third quarter of 2011, the main factor which contributed positively to economic growth in the fourth quarter of 2011 was capital formation. In particular, capital formation in construction in the fourth quarter of 2011 increased (+1.9%) compared to the third quarter of 2011. Capital formation in machinery and equipment in the fourth quarter of 2011 remained at the same level as in the third quarter of 2011. Private final consumption expenditure declined slightly (-0.2%) in the fourth quarter of 2011 compared to the third quarter of 2011, while general government final consumption expenditure increased marginally (+0.1%). Overall, domestic uses had a slightly positive effect on GDP (contribution to growth: +0.1 percentage points) in the fourth quarter of 2011 compared to the third quarter of 2011. Foreign trade had a negative impact on German economic development in the fourth quarter of 2011: exports of goods and services declined by 0.8% compared to the third quarter of 2011. Because imports declined by 0.3% in the fourth quarter of 2011 compared to the third quarter of 2011 and thus declined less than exports, the balance of exports and imports contributed negatively (-0.3 percentage points) to GDP growth in the period under review.

In a year-on-year comparison, GDP in the fourth quarter of 2011 increased compared to the fourth quarter of 2010.

Source: Statistisches Bundesamt, Ausführliche Ergebnisse zur Wirtschaftsleistung im 4. Quartal 2011, press release of February 24, 2012

(https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/02/PD12_063_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3

Consumer prices in Germany were 2.3% higher in February 2012 compared to February 2011, with the inflation rate increasing after having remained at 2.1% in the previous two months.

The inflation rate in February 2012 was again driven by price increases in energy (+8.0% compared to February 2011). The monthly energy price increases have continuously exceeded the overall consumer price increases since March 2010. In February 2012, prices for household energy increased by 7.6% compared to the same month in 2011. Motor fuels were 8.9% more expensive in February 2012 compared to February 2011. Excluding energy prices, the inflation rate would have been only +1.6% in February 2012 compared to February 2011. Prices for food increased by 2.7% in February 2012 compared to February 2011. Prices for goods overall increased above average by 3.4% in February 2012 compared to February 2011, while prices for services increased below average by 1.2% compared to a year earlier.

Compared to January 2012, the consumer price index in February 2012 increased significantly, mainly due to seasonal price increases especially for vegetables, cut flowers, clothing, package holidays and accommodation services.

Source: Statistisches Bundesamt, Verbraucherpreise Februar 2012: + 2,3 % gegenüber Februar 2011, press release of March 9, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/03/PD12_085_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
January 2011	6.9	6.5
February 2011	6.6	6.3
March 2011	6.5	6.2
April 2011	5.9	6.1
May 2011	5.8	6.0
June 2011	6.0	5.9
July 2011	6.1	5.9
August 2011	6.0	5.8
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.7
December 2011	5.5	5.7
January 2012	6.3	5.7
February 2012	5.9	5.7

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.

(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 550,000 persons, or 1.4%, in February 2012 compared to February 2011. Compared to January 2012, the number of employed persons in February 2012 increased by approximately 41,000, or 0.1%, after elimination of seasonal variations.

The number of unemployed persons in February 2012 decreased by approximately 270,000, or 9.2%, compared to February 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in February 2012 increased by 20,000, or 0.8%, compared to January 2012.

Sources: Statistisches Bundesamt, February 2012: Weiterer Anstieg der Zahl der Erwerbstätigen, press release of March 29, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/03/PD12_115_132.html);

Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0003, Erwerbslosenquote: Deutschland, Monate, Geschlecht, Altersgruppen, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/data;jsessionid=A90AACB738748E7846B0AEA895D2AC1E.tomcat_GO_1_1?operation=abruftabelleBearbeiten&levelindex=2&levelid=1332423247923&auswahloperation=abruftabelleAuspraegungAuswaehlen&auswahlverzeichnis=ordnungsstruktur&auswahlziel=wer auswahlziel=werteabruf&selectionname=13231-0003&auswahltext=&werteabruf=Werteabruf).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January 2012	January 2011
Foreign trade	13.1	10.1
Services	-2.4	0.2
Factor income (net)	3.9	3.4
Current transfers	-4.3	-4.0
Supplementary trade items	-2.4	-1.0

Current account	8.0	8.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Deutsche Ausfuhren im Januar 2012: + 9,3 % zum Januar 2011, press release of March 9, 2012

(https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/03/PD12_084_51.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector for 2007 to 2011:

GENERAL GOVERNMENT ACCOUNTS (1)

	2011	2010	2009	2008	2007

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	740.7	689.8	683.5	705.5	684.3
of which: Taxes (2)	587.8	548.9	546.3	572.6	558.4
Expenditure	781.2	798.1	744.4	714.1	689.6

Balance	-40.4	-108.3	-60.9	-8.6	-5.3
Social security funds
Revenue	525.9	515.2	491.4	485.7	476.3
Expenditure	510.8	512.9	506.6	478.5	465.5

Balance	15.1	2.3	-15.2	7.2	10.8
General Government
Revenue	1,148.2	1,079.8	1,066.0	1,088.2	1,062.3
Expenditure	1,173.5	1,185.8	1,142.1	1,089.6	1,056.8

Balance	-25.3	-106.0	-76.1	-1.4	5.5

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2011 (March 2012), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2011:

SUMMARY OF THE DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2011
(EUR in millions)
Federal Bonds	650,736
Inflation-linked Securities	46,000
Five-year Federal Notes	203,000
Federal Treasury Notes	136,000
Federal Savings Notes	8,208
Treasury Discount Paper	57,830
Federal Treasury Financing Paper	467
German Government Day-Bonds	2,154
Further short term debt (< 1 year)	1,115
Borrowers’ note loans	12,061
of which:
– From residents	11,844
– From non-residents	217
Old debt (1)	4,417
of which:
Equalization claims	4,137
Other	40
Repurchased debt	46,364
Medium-term notes of Treuhandanstalt	0

Total	1,075,664

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2011, Bundesanzeiger Nr.38 of March 7, 2012, page 975-976.

Other Recent Developments

Responses to the European Sovereign Debt Crisis

On March 2, 2012, 25 European leaders signed the Treaty on Stability, Coordination and Governance, also known as the fiscal compact, aimed at strengthening fiscal discipline and introducing stricter surveillance within the euro area.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012; (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); Treaty on Stability, Coordination and Governance in the Economic and Monetary Union (http://www.european-council.europa.eu/media/639235/st00tscg26_en12.pdf).

After a sufficient number of private sector creditors accepted the voluntary debt exchange for Greek debt in early March 2012, the Euro Area Member States formally approved the second adjustment program for Greece on March 14, 2012. Under the second program, the European Financial Stability Facility (“EFSF”) and the International Monetary Fund (“IMF”) commit the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.7 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for this period, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

Sources: Bundesfinanzministerium, Griechenland: erfolgreicher Schuldenschnitt, press release of March 9, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-09-griechenland-schuldenschnitt.html); Statement by Commission Vice-President Olli Rehn on private sector participation in the second Greek programme, dated March 9, 2012 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/12/174); Summary for non-specialists, Occasional Papers No. 94/March 2012, The Second Economic Adjustment Programme for Greece, March 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp94_summary_en.pdf); Statement by the President of the Eurogroup, Jean-Claude Juncker, press release of March 14, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/128941.pdf).

The European Central Bank has recently carried out two longer term refinancing operations with a maturity of three years. In the first of these operations, on December 22, 2011, EUR 489.2 billion was settled; and in the second, EUR 529.5 billion was settled on March 1, 2012.

Sources: ECB, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); ECB, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following business areas:

•	KfW Mittelstandsbank (KfW SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	KfW Privatkundenbank (KfW Private Client Bank) provides housing-related loans and grants as well as financing for education to private individuals;

•

KfW Kommunalbank (KfW Municipal Bank) offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”);

•

Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of developing and transition countries: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Capital markets, which comprises KfW’s treasury, funding, securitization and other capital markets-related activities.

As of December 31, 2011, KfW held total assets of EUR 494.8 billion, including loans and advances of EUR 365.1 billion. KfW’s promotional business volume amounted to EUR 70.4 billion in 2011.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities and to grow the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with European Union (“EU”) law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the area of export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007 and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law and KfW’s by-laws accordingly.

On January 1, 2008, KfW IPEX-Bank GmbH, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. KfW provides funding for KfW IPEX Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. The permitted promotional export and project finance activities are conducted by KfW IPEX-Bank in its own name on behalf of KfW on a trust basis. In accordance with the understanding with the European Commission, KfW IPEX-Bank obtained a banking license and is subject to the German Banking Act (Gesetz über das Kreditwesen — KWG) and the corporate tax regime. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision

Under the KfW Law, the Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology, supervises KfW and has the power to adopt all measures necessary to safeguard the compliance of KfW’s business operations with applicable laws, KfW’s by-laws and other regulations. Subject to the foregoing, the Federal Ministry of Finance does not have the right to influence business decisions made by KfW’s Executive Board or Board of Supervisory Directors. KfW’s overall activities are supervised by its Board of Supervisory Directors, which consists of seven Federal Ministers, seven appointees of each of the two houses of Parliament, the Bundesrat and the Bundestag, and representatives of various sectors and institutions of the German economy. For more information on the Executive Board and the Board of Supervisory Directors, see “Management and Employees.”

Effective January 1, 2011, KfW’s by-laws were amended, primarily with a view to bringing them broadly in line with the recommendations and proposals of the Public Corporate Governance Code of the Federation (the “Code”). The Code sets forth standards for the sound and responsible management of unlisted entities in which the Federal Republic of Germany holds a majority interest – in particular, with respect to the management and supervision of such entities by their governing bodies. Amendments to KfW’s by-laws in response to the Code’s standards involved, among other things, specifying the required qualifications of members of the Executive Board and the Board of Supervisory Directors, introducing references to the applicability of the business judgment rule to members of the Executive Board and the Board of Supervisory Directors, and providing for a regular review of the quality and efficiency of the Board of Supervisory Directors’ activities. Further, certain limits on decisions by the Executive Board, which need to be submitted to the Board of Supervisory Directors for approval, were raised.

Effective May 1, 2011, KfW’s by-laws were amended. The amendment was designed to enhance the efficiency of the decision-making processes of the Board of Supervisory Directors, primarily by delegating all approvals of loan commitments to its Credit Committee (Kreditausschuss).

KfW is generally exempt from the requirements of the German Banking Act (Gesetz über das Kreditwesen - KWG). Nevertheless, KfW applies certain rules of the German Banking Act on a voluntary basis. KfW plans to broaden its voluntary application of the German Banking Act to the extent appropriate. The plans may lead to further amendments of KfW’s by-laws. Any decision with respect to such amendments will be determined by KfW’s Board of Supervisory Directors and approved by the Federal Ministry of Finance. KfW is currently unable to predict whether, when or in what form such plans may be realized or such amendments will be implemented.

In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed so as to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinions and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.

Under the terms of various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is required to have an auditor report on the proper discharge of KfW’s duties and the efficiency and effectiveness of its administration.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program, which is also known as Marshall Plan (the “ERP”). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

BUSINESS

Introduction

KfW currently conducts its business in the following business areas:

•	KfW Mittelstandsbank (KfW SME Bank), which focuses on SMEs and other commercial clients;

•	KfW Privatkundenbank (KfW Private Client Bank), which focuses on private clients;

•	KfW Kommunalbank (KfW Municipal Bank), which is responsible for public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Capital markets, which comprises KfW’s treasury, funding, securitization, and other capital markets-related activities.

The following table sets forth the relative size of each of the business areas in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Year ended December 31,
	2011	2010
	(EUR in millions)
KfW Mittelstandsbank (1)	22,407	28,630

KfW Privatkundenbank	16,722	20,025

KfW Kommunalbank (2)	11,798	15,387

Export and project finance (KfW IPEX-Bank)	13,409	9,336

Promotion of developing and transition countries	5,755	5,679
of which KfW Entwicklungsbank	4,532	4,452
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,223	1,226

Capital markets (2)	1,147	2,525

Total promotional business volume (3)	70,390	81,351

Special mandate by the Federal Government	—	22,336

Total commitments (4)	70,390	103,687

(1)	Commitments for 2011 include EUR 165 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2011. In addition, commitments for 2011 include EUR 127 million in grants for advisory services compared with EUR 126 million for 2010. In the disclosure for 2010, the latter commitments were reported under a separate line item. Amounts for 2010 set forth in the table above have been adjusted to reflect this change and deviate from amounts which KfW disclosed previously.

(2)	In 2011, the responsibility for granting global loans in Europe was transferred from KfW Kommunalbank to the capital markets business area. Commitment figures for 2010 have been adjusted to reflect this change in reporting and deviate from the amounts disclosed previously.

(3)	Total promotional business volume has been adjusted for commitments of EUR 847 million in 2011 (2010: EUR 231 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

The following table sets forth the total economic capital required of KfW Bankengruppe as well as the relative size of each of the operative business areas in terms of the percentage of economic capital required for each of the years indicated. The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Bankengruppe, see “Financial Section—Risk Report—Risk Management Approach of KfW Bankengruppe—Economic Risk-Bearing Capacity” and note 37 to the financial statements.

ECONOMIC CAPITAL REQUIRED

As of December 31,
	2011	2010
Total economic capital required (in EUR millions)	12,558	11,274
of which KfW Mittelstandsbank	17%	21%
of which KfW Privatkundenbank	10%	12%
of which KfW Kommunalbank (1)	1%	2%
of which export and project finance (KfW IPEX-Bank)	20%	21%
of which promotion of developing and transition countries (KfW Entwicklungsbank and DEG)	13%	11%
of which capital markets (1)	14%	17%

(1)	In 2011, the responsibility for granting global loans in Europe was transferred from KfW Kommunalbank to the capital markets business area. Figures for 2010 have been adjusted to reflect this change in reporting and deviate from the amounts disclosed previously.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Further promotional activities targeting the domestic market are reported under the capital markets business area.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financings. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financings directly to the ultimate borrower (e.g., for financings of municipalities in the KfW Kommunalbank business area).

By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas, KfW currently lends to approximately 230 banks.

KfW’s German commercial banking on-lending customers include the nine German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Originally, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). Under a settlement reached with the European Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings incurred after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 70.9 billion as of December 31, 2011. Of this amount, EUR 14.5 billion, or 20.5%, continues to benefit from government credit support. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken has been shifting from government risk to a profile more comparable to KfW’s other loans to the banking sector.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global loans or global funding facilities to Landesförderinstitute, to selected commercial banks in Germany and Europe and, to a limited extent to leasing companies in Germany.

Individual Loans. KfW explicitly defines detailed formal requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks, as borrowers, are normally collateralized by real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals - first by the intermediate bank and then by KfW - for each borrower. KfW’s loan approval, however, is in most cases depending solely on a review of the loan application, based on compliance with the formal requirements defined for the particular lending program.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend the funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to KfW Privatkundenbank’s lending programs and some of KfW Mittelstandsbank’s lending programs for start-up financing. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW Mittelstandsbank has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to KfW Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit, or Entrepreneurial Loan program. In addition, mezzanine capital and equity participations offered by KfW Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower, and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute, commercial banks and other institutions. KfW expects the receiving institutions or banks to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these global loans offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute, commercial banks or other institutions compared with KfW’s traditional lending programs. Accordingly, an on-lending bank’s or institution’s customers generally benefit from favorable interest rates as well as from streamlined processes.

KfW offers different kinds of global loans and global funding facilities: global loans to Landesförderinstitute, global funding facilities to Landesförderinstitute; and global loans to commercial banks or other institutions. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). KfW extends global loans to 17 Landesförderinstitute, each of which is responsible for promotional issues within its Land or Länder, as the case may be. Landesförderinstitute use KfW’s global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans. Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute broad flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

Finally, KfW extends global loans to selected commercial banks in Germany and, to a limited extent, elsewhere in Europe in the form of a lump sum, which the banks break down and grant as individual loans to finance SMEs, housing projects and municipal infrastructure projects, and, increasingly, energy efficiency projects. Leasing companies in Germany are also entitled to apply for global loans, which they split into individual lease contracts in order to finance leasing projects with SMEs in Germany.

Strategic Focus

KfW places strong emphasis on managing the quality of its promotional activities. In this context, KfW systematically classifies all of its financing programs based on formal and content criteria, such as sustainability, subsidiarity and customer value. After the phase-out of several economic stimulus packages in 2010, KfW decided to focus its strategy on long-term qualitative growth. In order to reach this goal, KfW implemented measures to streamline and focus existing product lines according to this strategy. As a result, KfW broadened its supply of products and programs with high promotional effects and quality, while reducing products or programs of comparatively lower promotional quality. For example, KfW decided to further increase its commitments in respect of environmental and climate protection measures. In order to support the Federal Government’s strategy to reduce CO2 emissions, KfW intends to emphasize promotional measures in the field of renewable energy, energy efficiency and innovations in order to support the government’s strategy for the transition to a more sustainable energy set-up (Energiewende). In 2011, financings for environmental and climate protection accounted for nearly one-third of KfW’s total promotional business volume.

Participation in Government Stimulus Packages

In order to stabilize and strengthen the German economy, which had been negatively affected by the global economic and financial crisis, the Federal Government implemented packages of stimulus measures, which provide for the participation of KfW, in late 2008. These measures were amended in 2009. Against the backdrop of a lack of funding from financial institutions, KfW Mittelstandsbank initiated the KfW Sonderprogramm under the Federal Republic’s packages of measures to promote investments. This program was designed to safeguard businesses, primarily small- and medium-sized, but also larger enterprises, against a lack of funding from financial institutions and to provide project financing. The KfW Sonderprogramm offered financings primarily through KfW’s ordinary individual loan program, but also global loans to commercial banks and direct loans to large businesses and for project financing. In addition to the KfW Sonderprogramm, the measures under the Federal Government’s stimulus packages comprised financings of housing-related investments of individuals (KfW Privatkundenbank), financings of investments relating to innovation and energy efficiency by SMEs (KfW Mittelstandsbank), and financings of municipal infrastructure projects (KfW Kommunalbank).

At year-end 2010, the application period for various credit programs, which had been initiated in connection with the Federal Government’s economic stimulus measures (including, among others, the KfW Sonderprogramm) expired according to plan. However, new commitments relating to loan applications that were submitted prior to the December 31, 2010 deadline could be made until June 30, 2011.

KfW Mittelstandsbank (KfW SME Bank)

KfW Mittelstandsbank promotes SMEs, business founders, start-ups and self-employed professionals; it offers financings for various purposes to companies in different stages of development. According to the KfW-Mittelstandspanel 2011 survey of SMEs in Germany, there were nearly 3.8 million SMEs (including enterprises with an annual group turnover of up to EUR 500 million) in 2010. SMEs accounted for 55% of the gross investment by the German corporate sector, employed 70% of the workforce and trained 80% of the apprentices in 2010.

KfW Mittelstandsbank provides financings in the sectors of start-up financing and general investments, innovation and environmental protection, primarily by means of loans, including global loans to Landesförderinstitute as well as commercial banks (2011: EUR 20.7 billion, 2010: EUR 27.3 billion), mezzanine capital (2011: EUR 1.5 billion, 2010: EUR 1.1 billion) and equity participations (2011: EUR 0.2 billion, 2010: EUR 0.2 billion).

The following table shows KfW Mittelstandsbank’s commitments by sector for each of the years indicated.

KFW MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
Start-up financing and general investment	9,365	15,397
of which KfW Sonderprogramm (1)	691	6,176
of which advisory services (2)	127	126
Innovation	2,214	2,119
Environmental investment	10,828	11,113

Total commitments (3)	22,407	28,630

of which global loans to Landesförderinstitute	4,131	4,512
of which global loans to commercial banks	330	1,600

(1)	Commitments for 2011 include EUR 165 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2011 (2010: EUR 1,514 million). The amount for 2010 includes the cancellation of one major commitment of EUR 1.15 billion.

(2)	In 2010, grants for advisory services were not reported under KfW Mittelstandsbank commitments, but under “Others.” Accordingly, total commitments for 2010 deviate from the amounts disclosed previously.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, KfW Mittelstandsbank committed financings in the amount of EUR 22.4 billion in 2011 (2010: EUR 28.6 billion). This decrease was principally attributable to reduced commitments under the KfW Sonderprogramm, which amounted to EUR 0.7 billion in 2011 (2010: EUR 6.2 billion). For more information, see “Participation in Government Stimulus Packages” above. Commitments in 2011 included EUR 4.1 billion extended as global loans to Landesförderinstitute (2010: EUR 4.5 billion), and EUR 0.3 billion extended as global loans to commercial banks (2010: EUR 1.6 billion).

KfW Mittelstandsbank primarily offers loan programs. In some cases, KfW Mittelstandsbank offers the on-lending banks a partial exemption from liability as described above. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment sector.

KfW Mittelstandsbank extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. The on-lending bank is not liable to KfW Mittelstandsbank for the subordinated loan. In its mezzanine financing, KfW Mittelstandsbank seeks to tailor the terms and conditions of its lending to each borrower’s risk profile in order to provide a better correlation between yield and risk weighting. As a result, the interest rate of the subordinated loan takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW Mittelstandsbank fully assumes the risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the bank’s assessment by applying KfW Mittelstandsbank’s own rating standards.

Finally, KfW Mittelstandsbank provides loans to equity investors. These investors, in turn, make equity investments in SMEs. In addition, KfW Mittelstandsbank provides equity for innovative SMEs by direct investment on a pari passu basis with private investors as well as equity for established SMEs from a designated equity fund, which was established together with private investors in 2010.

Start-up Financing and General Investment Programs

KfW Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes such as investments in property and buildings, in plant and machinery, equipment or in takeovers. In 2011, commitments in this sector amounted to EUR 9.4 billion (2010: EUR 15.4 billion). Commitments in form of KfW Unternehmerkredite amounted to EUR 6.3 billion in 2011 (2010: EUR 8.0 billion). The decrease in commitments for start-up financing and financial support for general investments in 2011 was mainly attributable to the economic recovery in Germany, reflecting a declining need for additional financing support through KfW.

Commitments under the KfW Sonderprogramm amounted to EUR 0.7 billion in 2011 (2010: EUR 6.2 billion). This decrease reflected the end of this program, which expired in accordance with its terms during the first half of 2011.

KfW Mittelstandsbank also offers advisory support to individuals and businesses to facilitate a better understanding of the German Federal Government’s various business-related promotional programs. KfW partially funds coaching and advisory services for individual entrepreneurs and for SMEs to support the early start-up phase of new businesses or to determine the necessary steps for a turnaround in case of temporary difficulties. Furthermore, KfW, in cooperation with the Federal Ministry of Economics and Technology, supports energy efficiency consultancy services for SMEs. In 2011, KfW extended EUR 127 million in grants for advisory services (2010: EUR 126 million).

Innovation Programs

KfW Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of mezzanine capital or direct equity investments. In 2011, commitments amounted to EUR 2.2 billion (2010: EUR 2.1 billion).

Environmental Investment Programs

KfW Mittelstandsbank finances environmental protection projects, in particular, for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions and promoting the use of sources of renewable energy. In 2011, commitments decreased slightly to EUR 10.8 billion (2010: EUR 11.1 billion).

KfW Privatkundenbank (KfW Private Client Bank)

KfW Privatkundenbank provides housing-related loans and grants as well as financing for education to private individuals. The following table shows KfW Privatkundenbank’s commitments by sector for each of the years indicated.

KFW PRIVATKUNDENBANK COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
Housing investment programs	14,553	17,973
Education programs	2,169	2,052

Total commitments (1)	16,722	20,025

of which global loans to Landesförderinstitute	662	790
of which global loans to commercial banks	—	500

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2011, KfW Privatkundenbank’s commitments amounted to EUR 16.7 billion (2010: EUR 20.0 billion). This decrease was in line with KfW’s expectations and was due to minor adjustments to KfW Privatkundenbank’s housing investment programs. The decrease also reflected the reduced federal budget available for energy-efficiency financing. Commitments in 2011 included EUR 0.7 billion extended as global loans to Landesförderinstitute (2010: EUR 0.8 billion). In 2011, no global loans to commercial banks were granted by KfW Privatkundenbank (2010: EUR 0.5 billion).

Housing Investment Programs

KfW Privatkundenbank’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and rehabilitation, and for the improvement of accessibility to existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2011 amounted to EUR 14.6 billion (2010: EUR 18.0 billion), of which EUR 6.5 billion (2010: EUR 8.7 billion) were granted for energy efficient construction and rehabilitation measures and EUR 5.9 billion (2010: EUR 6.5 billion) for home ownership promotion programs. The decrease in these commitments was mainly attributable to the lower federal budget available for energy-efficiency financing. In 2011, KfW Privatkundenbank streamlined or closed existing lending programs to reduce overlaps between different programs. As part of KfW’s general focus on supporting measures for the transition to a more sustainable energy set-up (Energiewende), KfW Privatkundenbank will continue to focus its activities besides others on energy-efficient construction and rehabilitation.

Education Programs

KfW Privatkundenbank supports students and employees in advanced occupational training with direct loans. Some of these programs are subsidized through interest rate reductions paid for by federal funds. In 2011, commitments amounted to EUR 2.2 billion (2010: EUR 2.1 billion). This increase was due to an increase in commitments in most of the educational programs.

KfW Kommunalbank (KfW Municipal Bank)

KfW Kommunalbank provides financing for infrastructure projects to municipalities, municipal companies and non-profit organizations. KfW Kommunalbank is also responsible for granting global loans and global funding facilities to Landesförderinstitute. The following table shows commitments of KfW Kommunalbank for each of the years indicated.

KFW KOMMUNALBANK COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
Municipal infrastructure programs	4,148	6,137
of which global loans to Landesförderinstitute	559	772
Global funding facilities to Landesförderinstitute	7,650	9,150
Global loans to commercial banks in Germany	—	100
Global loans to commercial banks in Europe (1)	—	—

Total commitments (2)	11,798	15,387

(1)	In 2011, the responsibility for granting global loans to commercial banks in Europe was transferred to the Capital Markets business area. Commitments in 2011 amounted to EUR 10 million and are reported under Capital Markets commitments. Commitment figures for 2010 have been adjusted to reflect this change in reporting and deviate from the amounts disclosed previously.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2011, total commitments under KfW Kommunalbank’s programs decreased to EUR 11.8 billion (2010: EUR 15.4 billion). This significant decline was mainly due to a decrease in commitments in global funding facilities to Landesförderinstitute as well as for special loan facilities for municipal infrastructure projects covered by the Federal Governments stimulus packages, which expired on December 31, 2010 according to plan.

Municipal Infrastructure Programs

KfW Kommunalbank provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 4.1 billion in 2011 (2010: EUR 6.1 billion).

Global Funding Facilities to Landesförderinstitute

In 2011, KfW extended global funding facilities in the amount of EUR 7.7 billion to Landesförderinstitute (2010: EUR 9.2 billion). The decline was mainly due to a decrease in demand from the Landesförderinstitute.

Global Loans to Commercial Banks

In 2011, no global loans were extended to commercial banks in Germany (2010: EUR 0.1 billion).

Export and Project Finance (KfW IPEX-Bank)

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally operating German and European companies, offering project, export and trade financing. It provides medium and long-term investment and export financings in the form of amortizing loans, guarantees or leasing financings as well as project, object and acquisition financings. It also offers derivative instruments to allow its clients to hedge interest and currency risk. KfW IPEX-Bank also offers instruments for short-term trade financing, such as participations in letters of credit.

As a strategic shareholding in the area of lease operations, KfW IPEX-Bank holds a 50% stake in Railpool Holding GmbH & Co. KG, an asset manager in rail transportation established in 2008.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power / renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financings to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financings for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2011, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 847 million (2010: EUR 231 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with foreign banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are generally secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG, the official German export credit insurer (“HERMES”). HERMES insurance covers up to 95% of KfW IPEX-Bank’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financings frequently benefit from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2011, KfW IPEX-Bank’s outstanding loans and guarantees outside Germany amounted to EUR 35 billion, of which EUR 7.6 billion, or 22%, were export finance loans (partly) guaranteed by HERMES.

Corporate Background

As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.” KfW IPEX-Bank conducts the portion of export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. As of December 31, 2011, KfW IPEX-Bank’s total outstanding loans and guarantees (including promotional activities) amounted to EUR 48.7 billion (year-end 2010: EUR 47.3 billion). KfW IPEX-Bank is located in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom. As of December 31, 2011, KfW IPEX-Bank employed 527 persons (excluding managing directors, but including temporary personnel).

KfW IPEX-Bank is approved as an IRB (internal rating based-advanced) bank under the Basel II rules by the relevant German supervisory authorities — the Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority) and Deutsche Bundesbank (German Central Bank).

Commitments

In 2011, total commitments of export and project finance amounted to EUR 13.4 billion (including commitments under the CIRR scheme for ship financings, which is supported by the federal budget) (2010: EUR 9.3 billion). The following table shows commitments in KfW’s business area export and project finance in 2011 and 2010.

	Year ended December 31,
	2011		2010
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)
Commercial business	7,039	52	5,396	58
Promotional business (conducted on behalf of KfW)	6,370	48	3,940	42

Total commitments (1)	13,409	100	9,336	100

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

The following table shows KfW IPEX-Bank’s commitments by sectors in 2011 and 2010.

	Year ended December 31,
	2011	2010
	(EUR in millions)
Power, renewables and water	2,122	1,774
Shipping	1,977	1,300
Aviation and rail	1,964	1,031
Basic industries	1,469	815
Manufacturing industries, telecommunications, retail and health (1)	1,302	1,478
Transport and social infrastructure	1,169	941
Financial institutions, trade and commodity finance	983	741
Leveraged finance, mezzanine and equity	462	197
CIRR for ship finance	1,960	1,058

Total commitments	13,409	9,336

(1)	In 2011, the telecommunications and media sector was merged into the manufacturing industries, retail and health sector. The previous year figure was adapted accordingly.

Commitments by Sectors. In 2011, KfW IPEX-Bank was able to increase commitments in almost every business sector. The highest commitments were achieved in the power renewables and water sector with EUR 2.1 billion, followed by shipping as well as aviation and rail with EUR 2.0 billion each. This increase was largely due to favorable market conditions and, to a lesser extent, to the realization of projects which were postponed in 2010. Furthermore, KfW IPEX-Bank benefited from the general propensity of enterprises to invest and the relative restraints on the part of banks and other capital market participants to offer adequate financing in certain sectors.

Commitments by Geographic Area. In 2011, KfW IPEX-Bank’s commitments are reported for the following three regions: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2011, KfW IPEX-Bank’s commitments for project and corporate financings (excluding CIRR for ship financing) within Germany increased to EUR 3.2 billion (2010: EUR 2.6 billion). In 2011, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 4.0 billion (2010: EUR 3.0 billion). KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 4.3 billion in 2011 (2010: EUR 2.7 billion). Transregional CIRR commitments for ship financing amounted to EUR 2.0 billion in 2011 (2010: EUR 1.1 billion).

Commitments by Products. The following table shows KfW IPEX-Bank’s commitments by product in 2011 and 2010.

	Year ended December 31,
	2011	2010
	(EUR in millions)
Direct loans	1,923	1,605
Export finance	2,816	1,778
Structured finance	1,320	833
Project finance	1,356	907
Guarantees	1,558	748
Credit lines	911	802
Lease finance	365	654
Acquisition finance	411	196
Other products	788	756
CIRR for ship finance	1,960	1,058

Total commitments	13,409	9,336

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2011, EUR 106 million of loan disbursements were supported by the ERP Special Fund.

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on the bank’s capital. Because the Federal Republic is a member of the OECD, loans financed with ERP Special Fund funds or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for handling. Foreign-currency denominated loans are hedged through matched funding or other mechanisms.

Promotion of Developing and Transition Countries

In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public-sector development cooperation activities, or through DEG, which promotes private-sector investments in developing countries.

The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2011 and 2010.

PROMOTION OF DEVELOPING AND TRANSITION COUNTRIES COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
KfW Entwicklungsbank	4,532	4,452
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,223	1,226

Total commitments	5,755	5,679

KfW Entwicklungsbank (KfW Development Bank)

KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public-sector borrowers and recipients. In 2011, approximately 36% of these loans and grants was refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government. Mandates and all funds from the Federal Government involved in loan commitments and grants do, by their nature, not appear on KfW’s statement of financial position.

KfW extends financial cooperation loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. Roughly 60% of the portion refinanced with KfW funds is guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance; and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets and do not include interest reduction elements from the federal budget.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether or not to fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank commitments in 2011 and 2010.

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
Loan commitments	2,854	3,234
of which federal funds	279	394
of which KfW’s funds refinanced in the capital markets	2,575	2,840
Grant commitments	1,336	1,036
Mandates (1)	343	183

Total commitments	4,532	4,452

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.

Total commitments of KfW Entwicklungsbank increased by 2% to EUR 4,532 million in 2011 (2010: EUR 4,452 million). The relative share of loan commitments that were refinanced in the capital markets increased to 90% in 2011 (2010: 88%).

In 2011, Asia accounted for 31% of KfW Entwicklungsbank’s commitments; sub-Saharan Africa, for 19%; Europe/Caucasus, for 18%; Latin America, for 12%; Middle East/North Africa, for 9%; and transregional commitments accounted for 11%.

The following table shows KfW Entwicklungsbank’s commitments by sector in 2011.

	Year ended December 31,
	2011
	(EUR in millions)	(in % of total)
Financial sector	1,130	25
Social infrastructure	1,392	31
Economic infrastructure	1,044	23
Production sector	180	4
Others (1)	785	17

Total commitments	4,532	100

(1)	Consists of commitments made for climate and nature protection projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a limited liability corporation, is a legally independent entity founded in 1962. DEG is located in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since that year, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2011, DEG maintained 13 representative offices in developing or transition countries. In 2011, DEG employed an average of 457 persons (2010: 436).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term capital for private enterprises investing in developing countries. In addition, DEG provides both finance and consultancy services in customized packages on a project by project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own venture capital activity;

•	providing long-term debt finance to investment projects;

•	supporting pioneer investors in new countries and regions; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners to provide additional capital for investment in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. Like KfW, DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. In June 2001, KfW and DEG entered into a refinancing agreement, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2011 and 2010.

DEG COMMITMENTS

	Year ended December 31,
	2011	2010
	(EUR in millions)
Loans	710	871
Equity participations	274	170
Mezzanine financing	235	174
Guarantees	4	12

Total commitments	1,223	1,226

Capital Markets

KfW’s capital markets business area comprises KfW’s securitization programs, its ABS Portfolio, a program for the refinancing of export loans and the responsibility for granting certain global loans. All of these activities are part of KfW’s promotional activities. Furthermore, this business area includes the group’s treasury activities, including its funding activities and its financial asset management, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG and Deutsche Post AG and the provision of financial stability measures to Greece on behalf of the Federal Government. The following table shows capital markets’ commitments and the amount of new funds raised in the capital markets for each of the years indicated.

CAPITAL MARKETS KEY FIGURES

	Year ended December 31,
	2011	2010
	(EUR in millions)
Capital markets commitments	1,147	2,525
of which securitization program commitments	—	—
of which ABS Portfolio	486	1,068
of which program for the refinancing of export loans	651	1,057
of which global loans (1)	10	400

Special mandate by the Federal Government	—	22,336
New funds raised in the capital markets	79,684	76,374

(1)

In 2011, the responsibility for granting global loans to commercial banks in Europe was transferred to the Capital Markets business area. In 2010, these commitments amounted to EUR 400 million and were reported under KfW Kommunalbank’s commitments. The commitment figures for 2010 have been adjusted to reflect this change in reporting and deviate from the amounts disclosed previously.

Synthetic Securitization Programs

For a number of years, KfW has been running a synthetic securitization program known as PROMISE (Program for “Mittelstand” Loan Securitization) to promote the lending activities of banks to German SMEs. The program helps banks to transfer the credit risk on their SME portfolios to the capital markets. In addition, KfW established PROVIDE, a synthetic securitization program for residential mortgage loans. In 2011, no transactions were concluded under the securitization programs. At year-end 2011, KfW’s securitization commitments outstanding amounted to EUR 8.4 billion (year-end 2010: EUR 15.4 billion).

All securitization transactions to date have followed a standardized basic structure under which KfW acts as intermediary between originating banks and the capital markets. In principle, KfW transfers the entire credit risk assumed in connection with the transactions to third parties via credit linked certificates of indebtedness and financial guarantees. Between 2005 and 2007, KfW selectively retained parts of AAA-rated senior tranches in transactions under the securitization programs. As of December 31, 2011, one retained senior tranche was outstanding, amounting to EUR 0.046 billion (year-end 2010: two retained senior tranches amounting to EUR 0.6 billion).

There was no material change in 2011 with respect to the level of risk that KfW incurred as a result of changes in the ratings of transactions concluded under the securitization programs.

ABS Portfolio

In 2011, KfW invested EUR 0.5 billion (2010: EUR 1.1 billion) in senior tranches of securitized assets (e.g., SME loan-portfolios) in order to enable KfW’s promotional target groups to benefit from a sustainable and stable credit supply.

Program for the Refinancing of Export Loans

KfW offers commercial banks long-term refinancing of export loans covered by HERMES, the official German export credit insurer. These loans are guaranteed by the Federal Republic through HERMES, such that KfW’s exposure is fully covered by the Federal Republic. In 2011, KfW made commitments of EUR 651 million (2010: EUR 1,057 million) under this program.

Global Loans

KfW grants, to a limited extent, global loans to financial institutions in Europe. In 2011, the strategic focus for global loans in Europe was adjusted: KfW, in cooperation with the European Commission, now extends global loans mainly for energy efficiency projects in form of a lump sum to selected financial institutions in Europe. These institutions then break down the global loans and extend individual loans to SMEs and municipalities. In 2011, global loans to financial institutions in Europe amounted to EUR 0.01 billion (2010: EUR 0.4 billion).

Special Mandate by the Federal Government

Financial Support Measures for Greece. In 2010, the member states of the EU that form the euro area (the “Euro Area Member States”) together with the International Monetary Fund (“IMF”) decided on a loan facility to support the stability measures for Greece in an amount of up to EUR 110.0 billion, of which EUR 80.0 billion are to be contributed by the Euro Area Member States and EUR 30.0 billion by the IMF. Drawings under this loan facility may be made until May 2013.

KfW was mandated by the Federal Government to participate in this loan facility to Greece on behalf of the Federal Republic in an amount of up to EUR 22.3 billion. As of December 31, 2011, KfW has disbursed EUR 15.2 billion under this loan facility.

Funding

KfW Bankengruppe’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business areas being financed from funds raised by KfW in the international financial markets. KfW Bankengruppe’s consolidated balance sheet total at year-end 2011 was EUR 494.8 billion. EUR 445.2 billion, or 90% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2011, KfW had EUR 16.7 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 73% of KfW Bankengruppe’s total borrowings outstanding at the end of 2011 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was 93% at the end of 2011.

KfW’s wholly owned finance subsidiary in the United States, KfW International Finance Inc., a Delaware corporation, which had been engaged in refinancing activities for KfW until 2008 and then ceased further operations, filed a certificate of dissolution under Delaware law in July 2010.

All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues dual objectives: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors. In 2011, benchmark bonds accounted for a funding volume of EUR 42.5 billion, or 53% of KfW’s total capital-market funding. The two other funding sources accounted for EUR 32.5 billion, or 41%, and EUR 2.7 billion, or 3%, respectively, with the remaining 2% being funded by Schuldscheindarlehen. Total capital-market funding in 2011 amounted to EUR 79.7 billion (2010: EUR 76.4 billion).

KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 79% of KfW’s total new capital-market funding in 2011. As compared to 2010, the volume of new funds raised in Australian dollar remained stable at 7%, again making the Australian dollar KfW’s third most significant funding currency. While the relative volume of pound sterling funding increased to 6% (2010: 4%), the volume of Japanese yen funding remained stable at 2% (2010: 2%). In 2011, KfW’s total new capital-market funding was raised in 11 different currencies and more than 350 separate capital market transactions.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2011 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	39.9	50
U.S. dollar (USD)	23.3	29
Australian dollar (AUD)	5.8	7
Pound sterling (GBP)	4.8	6
Japanese yen (JPY)	1.7	2
Other currencies (e.g., SEK, NOK and TRY)	4.3	5

Total	79.7	100

KfW expects the volume of funding to be raised in the capital markets in 2012 to be approximately EUR 80 billion.

The most important source of capital-market funding for KfW Bankengruppe are bond and note issues. At year-end 2011, the amount of outstanding bonds and notes issued by KfW totaled EUR 368.0 billion, representing a EUR 36.3 billion increase from EUR 331.7 billion outstanding at year-end 2010. The amount of new bonds raised in the capital markets was EUR 77.8 billion in 2011 (2010: EUR 75.2 billion).

In 2011, KfW sold six bond issues in an aggregate principal amount of EUR 26 billion under its euro benchmark program and six note issues in an aggregate principal amount of USD 23 billion under its U.S. dollar program. In addition to the benchmark issues, three additional global bonds denominated in U.S. dollar were issued by KfW in 2011.

KFW’S BENCHMARK BOND ISSUES IN 2011

	Principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2011	USD 5.0	3	1.375
U.S. $-Benchmark II/2011	USD 4.0	5	2.625
U.S. $-Benchmark III/2011	USD 4.0	3	1.500
U.S. $-Benchmark IV/2011	USD 5.0	5	2.000
U.S. $-Benchmark V/2011	USD 2.0	10	2.375
U.S. $-Benchmark VI/2011	USD 3.0	5	1.250
Euro-Benchmark I/2011	EUR 4.0	10	3.375
Re-opening of Euro-Benchmark I/2011	EUR 2.0	10	3.375
Euro-Benchmark II/2011	EUR 5.0	3	2.125
Euro-Benchmark III/2011	EUR 5.0	5	3.125
Euro-Benchmark IV/2011	EUR 5.0	7	3.125
Euro-Benchmark V/2011	EUR 5.0	5	2.000

Of outstanding borrowings, Schuldscheindarlehen continue to be KfW’s second most important capital-market funding instrument, with EUR 10.6 billion outstanding at year-end 2011. Of this amount, EUR 2.2 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 8.3 billion in liabilities to customers. Schuldscheindarlehen are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on Schuldscheindarlehen range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, Schuldscheindarlehen have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as Schuldscheindarlehen with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW BANKENGRUPPE

(AS OF DECEMBER 31, 2011)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Year of issue	Year of maturity	Average time to maturity in years (2)	Principal amount outstanding in currency	Principal amount outstanding in EUR (3)
AUD	28	FIXED	5.80	2003-2011	2012-2028	4.7	24,617,080,000	19,348,486,992
AUD	11	FLOATING	4.02	2008-2011	2012-2016	2.7	1,053,060,000	827,682,150
BGN	1	FLOATING	0.00	2007	2012	0.9	10,000,000	5,112,997
BRL	1	FIXED	0.00	2006	2017	5.7	300,000,000	124,133,651
BRL	12	FLOATING	N/A	2006-2011	2012-2020	1.5	2,399,040,000	992,671,977
CAD	13	FIXED	4.03	2004-2010	2012-2037	7.1	4,355,200,000	3,295,648,884
CAD	1	FLOATING	1.38	2009	2012	1.0	350,000,000	264,850,549
CHF	13	FIXED	2.93	2000-2010	2012-2037	6.9	4,955,000,000	4,076,176,374
CHF	1	FLOATING	0.05	2010	2012	0.6	11,000,000	9,049,029
DEM	1	FIXED	0.00	1993	2023	11.3	105,985,000	54,189,270
EGP	1	FLOATING	N/A	2007	2012	0.9	400,000,000	51,261,087
EUR	226	FIXED	3.15	1980-2011	2012-2044	4.9	145,183,703,048	145,183,703,048
EUR	207	FLOATING	2.11	1997-2011	2012-2057	8.2	15,165,585,312	15,165,585,312
GBP	22	FIXED	4.69	2000-2011	2012-2037	6.2	26,122,785,000	31,273,536,454
GBP	30	FLOATING	1.14	1999-2010	2012-2044	3.2	2,270,090,333	2,717,694,641
HKD	4	FIXED	1.77	2003-2009	2012-2017	3.2	763,000,000	75,912,844
HKD	1	FLOATING	0.35	2009	2012	0.1	2,080,000,000	206,944,583
HUF	1	FIXED	6.50	2006	2012	0.2	20,500,000,000	65,166,253
IDR	4	FLOATING	N/A	2007-2009	2012	0.6	1,600,000,000,000	134,566,863
ISK	1	FIXED	7.75	2007	2017	5.4	500,000,000	1,724,138
JPY	67	FIXED	2.27	1995-2011	2012-2038	8.7	447,857,000,000	4,469,630,738
JPY	870	FLOATING	0.29	1999-2011	2012-2041	15.0	1,472,999,000,000	14,700,588,822
MYR	2	FIXED	4.29	2006-2007	2013-2017	3.2	805,000,000	196,262,001
NOK	32	FIXED	4.48	2002-2011	2012-2036	4.0	57,785,000,000	7,452,282,693
NOK	2	FLOATING	3.01	2011	2015-2016	3.9	4,250,000,000	548,104,204
NZD	10	FIXED	5.55	2005-2010	2012-2015	1.7	2,628,200,000	1,570,293,362
NZD	1	FLOATING	3.20	2009	2012	0.4	150,000,000	89,621,796
PEN	1	FLOATING	N/A	2010	2017	5.2	75,000,000	21,471,822
PLN	1	FIXED	4.50	2006	2025	13.1	62,309,097	13,976,917
RON	1	FIXED	6.00	2007	2014	2.2	54,000,000	12,490,459
RUB	2	FIXED	6.18	2007	2012	0.3	8,000,000,000	191,547,947
SEK	14	FIXED	3.83	2006-2011	2012-2031	7.4	29,350,000,000	3,293,312,388
SEK	3	FLOATING	2.92	2008-2010	2015-2020	5.9	3,100,000,000	347,845,601
SGD	2	FIXED	1.71	2009-2010	2012-2014	0.9	975,000,000	579,701,528
TRY	16	FIXED	9.03	2007-2011	2012-2017	2.0	3,201,030,000	1,310,179,273
USD	182	FIXED	2.77	1993-2011	2012-2047	4.7	126,141,898,940	97,489,681,536
USD	48	FLOATING	0.61	2004-2011	2012-2035	2.1	10,603,187,126	8,194,750,078
ZAR	4	FIXED	7.67	2005-2008	2012-2015	2.0	4,000,000,000	381,570,16

Total	1,837					5.4		364,737,408,423

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2011. Floating rate notes for which the interest rate is fixed in arrears are not included in the calculation of the weighted average of the interest rate (marked “N/A” in the table).

(2)	Averages have been calculated on a capital-weighted basis taking into account the principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2011.

Money-Market Funding. Commercial paper is issued under two commercial paper-programs: the multicurrency commercial paper-program; and the U.S. dollar commercial paper-program. The multicurrency commercial paper-program represents the more important source of short term liquidity for KfW. As of December 31, 2011, KfW Bankengruppe’s commercial paper outstanding totaled EUR 30.8 billion (year-end 2010: EUR 26.3 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 3% at the end of 2011. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 10.1 billion as of December 31, 2011, including EUR 7.7 billion in borrowings which were transferred from the ERP Special Fund due to its reorganization with effect as of July 1, 2007. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 399 million as of December 31, 2011. Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 36% of the sources of funding for KfW Entwicklungsbank’s commitments in 2011.

Asset Management

As of December 31, 2011, KfW Bankengruppe held financial assets in an amount of EUR 31.9 billion (year-end 2010: EUR 35.2 billion). See “Financial Section—Financial Review—Development of KfW Bankengruppe—Development of Net Assets” for more information concerning financial assets. EUR 19.6 billion, or 61%, of all financial assets were held in the form of negotiable securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS Portfolio or DEG’s direct investments), as well as liquidation portfolios. Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets. The following table presents the amounts of financial assets held at the end of 2011 for the group’s most important securities portfolios.

KFW BANKENGRUPPE’S MOST IMPORTANT ASSET MANAGEMENT PORTFOLIOS

EUR in billions as of December 31, 2011
Liquidity portfolios	19.6
Liquidation portfolios	2.0
of which managed by external portfolio managers	1.2

Total	21.7

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio, which is managed by KfW’s Treasury department. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), as well as bonds of public sector issuers and supranational institutions or agencies. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2011, KfW held securities in the aggregate amount of EUR 19.6 billion in its liquidity portfolio. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2011. In addition to these securities, as of December 31, 2011, KfW held money-market assets (overnight and term loans as well as reserve repurchase transactions) for liquidity management purposes in the amount of EUR 43.0 billion.

Liquidation Portfolios. Due to changes in its asset management strategy in 2009, KfW reduced the investment of a portion of its own funds in securities, or income portfolios, and has restructured these into liquidation portfolios. In 2011, a liquidity portfolio held by KfW IPEX-Bank GmbH was also restructured into a liquidation portfolio. The size of these portfolios has decreased continuously in 2011. The remaining amount invested in liquidation portfolios denominated in euro and U.S. dollars amounted to EUR 2.0 billion as of December 31, 2011, and is managed by external managers and, to a lesser extent, by KfW. The liquidation portfolios include, among others, securities formerly owned by IKB Deutsche Industriebank (“IKB”) of Germany, which were transferred to KfW in the course of the IKB rescue. As previously reported, IKB had been seriously affected by the crisis in the U.S. subprime mortgage market, such that KfW, which at the time held a stake in IKB, and several of the German banking associations together provided substantial support and risk protection to IKB in 2007 and 2008. Some of the support measures are still in place.

Privatization Initiatives

In furtherance of the privatization initiatives of the Federal Government, KfW acquired and sold shares of both Deutsche Telekom AG and Deutsche Post AG in various transactions since 1997. KfW sold those shares through, among other transactions, German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom AG, the number of shares held by KfW remained unchanged in 2011. At year-end 2011, KfW held 735.7 million shares of Deutsche Telekom AG, which represented a stake of approximately 17% (year-end 2010: 17%). To KfW’s knowledge, the Federal Republic continued to hold a direct stake of approximately 15% in Deutsche Telekom AG at year-end 2011 (year-end 2010: 15%).

In the case of Deutsche Post AG, the number of shares held by KfW remained unchanged in 2011. At year-end 2011, KfW held 368.3 million ordinary registered shares of Deutsche Post AG, which represented a stake of approximately 30.5%. To KfW’s knowledge, the Federal Republic does not hold any shares in Deutsche Post AG.

KfW has issued two exchangeable bonds due in June 2013 and July 2014 in aggregate principal amounts of EUR 3,300 million and EUR 750 million, which are exchangeable into ordinary registered shares of Deutsche Telekom AG and Deutsche Post AG, respectively. Upon exchange in full of these bonds, KfW’s ownership interest in Deutsche Telekom AG and Deutsche Post AG would be reduced by approximately 238.9 million and 54.1 million shares, respectively.

Given the above-mentioned agreement with the Federal Government, KfW’s holdings in shares of Deutsche Post AG and Deutsche Telekom AG are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom AG to KfW in 2012. KfW expects its holdings in Deutsche Telekom AG and Deutsche Post AG shares to be reduced in the medium term.

Others

KfW’s strategic shareholdings as well as certain services provided by KfW for or on behalf of the Federal Government in connection with activities associated with Germany’s reunification are presented in this section. For purposes of KfW’s segment reporting (see note 37 to the financial statements), these activities are reported under the “Group centre” item.

Strategic Shareholdings

KfW holds its subsidiary DEG directly, and its subsidiary KfW IPEX-Bank through the holding company KfW IPEX-Beteiligungsholding GmbH.

Other strategic subsidiaries and equity participations of KfW are held by KfW Beteiligungsholding GmbH. At year-end 2011, the main assets of KfW Beteiligungsholding GmbH consisted of a 100% stake each in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH and tbg Technologie-Beteiligungs-Gesellschaft mbH.

KfW Beteiligungsholding GmbH also holds a 13.0% stake in Dedalus GmbH & Co. KGaA (“Dedalus”), which, in turn, indirectly holds a 7.5% economic stake (the “EADS stake”) in European Aeronautic Defence Space Company EADS N.V (“EADS”), a European aerospace and defense company, which holds, among other participations, a majority interest in Airbus S.A.S., the European aircraft manufacturer. In 2007, KfW, together with 14 other investors, had agreed to acquire jointly from DaimlerChrysler group (now Daimler group) the EADS stake; the economic interest in the EADS stake is held through Dedalus. As a result, KfW is exposed to the economic risk equivalent to holding an equity stake of approximately 0.975% in EADS. The interests of KfW and the other investors in Dedalus and the EADS stake are subject to various resale restrictions. KfW and the other investors benefit from a special dividend distribution. Voting rights in the EADS stake remain with the Daimler group, and neither KfW nor any of the other investors are entitled — either directly or indirectly — to exercise any voting rights attached to the EADS stake. The investment of KfW Bankengruppe in EADS, which was recorded on KfW’s statement of financial position in an amount of EUR 144 million as of December 31, 2011, was made under a special mandate of the Federal Government in accordance with section 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft).

In November 2011, the German Federal Ministry of Economics and Technology announced that it had been informed of the Daimler group’s intention to sell a 7.5% stake in EADS. The Federal Government stated that it regards the ownership structure of EADS as a matter of strategic interest and stated that it intends to mandate KfW in accordance with section 2 paragraph 4 of the KfW Law to acquire temporarily the stake to be sold by the Daimler group. It is envisaged, however, that for the time being the Daimler group will continue to represent German interests in EADS. The terms of any such sale have yet to be negotiated. The Federal Government expects the transaction to close in 2012. If mandated, KfW expects to be protected by the Federal Republic against the risks arising out of any such transaction. In case of a sale of Daimler group’s stake in EADS, the investors in Dedalus, which otherwise are subject to various resale restrictions, would be allowed to sell their interests. On March 21, 2012, the Federal Government announced, that various investors have already indicated their intention to sell their interests. Accordingly, the Federal Government decided to increase the amount set aside for potential costs and risks related to an interest in EADS.

Other Services

KfW provides services for and on behalf of the Federal Government in connection with activities associated with Germany’s reunification. KfW administers certain claims transferred to the Federal Government under the 1990 Unification Treaty between the Federal Republic and the former GDR and performs other services in connection with the assets and obligations assumed from the former GDR. In 2011, KfW continued to make progress in resolving the remaining open cases, claims and accounts.

CAPITALIZATION

CAPITALIZATION OF KFW BANKENGRUPPE AS OF DECEMBER 31, 2011

(EUR in millions)
Borrowings
Short-term funds	32,276
Bonds and other fixed-income securities	368,042
Other borrowings	41,644
Subordinated liabilities (1)	3,247

Total borrowings	445,209

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	1,056
Retained earnings	6,107
Fund for general banking risks	1,700
Revaluation reserve	-262

Total equity	17,847

Total capitalization	463,056

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2011, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After this first tenure each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each Member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The names of the current members of the Executive Board and the dates of their initial appointments to the Board are set forth below:

Name	Date of Initial Appointment
Dr Ulrich Schröder (Chief Executive Officer)	September 1, 2008
Dr Günther Bräunig	October 1, 2006
Dr Norbert Kloppenburg	January 1, 2007
Dr Edeltraud Leibrock	October 1, 2011
Bernd Loewen	July 1, 2009
Dr Axel Nawrath	April 1, 2009

In 2011, the Board of Supervisory Directors appointed Ms. Dr Edeltraud Leibrock as additional member of the Executive Board of KfW. Dr Leibrock took office on October 1, 2011 and assumed the newly created position as Chief Operating Officer and Chief Information Officer of KfW. Before joining KfW, Dr Leibrock headed the Group IT division of Bayerische Landesbank (BayernLB) as Chief Information Officer and Executive Manager.

For information on the remuneration of the Executive Board, see note 78 to the financial statements.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister of Economics and Technology; the Federal Minister of Foreign Affairs; the Federal Minister of Food, Agriculture and Consumer Protection; the Federal Minister of Transport, Building and Urban Affairs; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agriculture, crafts, trade and the housing industry; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agriculture, crafts, trade, the housing industry and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister of Economics and Technology are appointed on a year-by-year rotating basis as Chairman and Deputy Chairman of the Board of Supervisory Directors, with the latter serving as Chairman for the year 2012. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general or special directives. In particular, the Board of Supervisory Directors (via its Credit Committee) generally must approve, inter alia, short-term financings, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade, or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

The Board of Supervisory Directors has an Executive Committee (Präsidialausschuss), a Credit Committee (Kreditausschuss), and an Audit Committee (Prüfungsausschuss). The Executive Committee is responsible for the handling of legal and administrative matters as well as for business and corporate policy matters of general importance. It may take decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). The Credit Committee is responsible for approving certain credit (and related) matters as well as the issuance of debt securities, borrowings in foreign countries and swap transactions. The Audit Committee prepares matters relating to financial reporting and risk management but does not have any decision-making power. In particular, the Audit Committee deals with matters such as monitoring the accounting process, the effectiveness of the internal controls system, the internal audit system and the risk management system, the audit of the annual unconsolidated and consolidated financial statements, auditor independence matters and the determination of the main focus points of the audit. While the Chairman of the Board of Supervisory Directors simultaneously acts as Chairman of the Executive Committee and the Credit Committee, the Audit Committee is chaired by a representative of the banking sector. The Chairmen of the committees report regularly to the Board of Supervisory Directors. The Board of Supervisory Directors has the right to reclaim powers that have been delegated to the committees at any time.

The current members of the Board of Supervisory Directors are:

Name	Position
Ilse Aigner	Federal Minister of Food, Agriculture and Consumer Protection
Norbert Barthle	Member of Parliament; appointed by the Bundestag
Jan Bettink	President of the Verband Deutscher Pfandbriefbanken; representative of the mortgage banks
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen (BGA) e.V.; representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Helmut Dedy	Permanent Representative of the Executive Director of the Deutscher Städtetag; representative of the local municipalities
Prof Dr Hans Heinrich Driftmann	President of the Deutscher Industrie- und Handelskammertag (DIHK) e.V.; representative of the industry
Ingeborg Esser	Member of the Board of GdW Bundesverband deutscher Wohnungs- und Immobilienunternehmen e.V.; representative of the housing sector
Heinrich Haasis	President of the Deutscher Sparkassen- und Giroverband; representative of the savings banks
Hubertus Heil	Member of Parliament; appointed by the Bundestag
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Frank Horch	Senator for economics, transport and innovation in the city state of Hamburg; appointed by the Bundesrat
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V.; representative of the industry
Dr h.c. Jürgen Koppelin	Member of Parliament; appointed by the Bundestag
Karoline Linnert	Senator for finance in the city state of Bremen; appointed by the Bundesrat
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Claus Matecki	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund; representative of the trade unions
Dr Michael Meister	Member of Parliament; appointed by the Bundestag
Franz-Josef Möllenberg	Chairman of the Gewerkschaft Nahrung-Genuss-Gaststätten; representative of the trade unions
Dirk Niebel	Federal Minister for Economic Cooperation and Development
Dr Peter Ramsauer	Federal Minister of Transport, Building and Urban Development
Dr Philipp Rösler	Federal Minister of Economics and Technology; Chairman in 2012
Dr Norbert Röttgen	Federal Minister for the Enviroment, Nature Conservation and Nuclear Safety
Dr Wolfgang Schäuble	Federal Minister of Finance; Deputy Chairman in 2012
Hanns-Eberhard Schleyer	Former Secretary General of the Zentralverband des Deutschen Handwerks; representative of the crafts
Dr Nils Schmid	Minister of Finance of the State of Baden-Württemberg; appointed by the Bundesrat
Andreas Schmitz	President of the Bundesverband Deutscher Banken e.V.; Chairman of the Management Board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Dr Markus Söder	Minister of Finance of the Free State of Bavaria; appointed by the Bundesrat
Michael Sommer	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Gerd Sonnleitner	President of the Deutscher Bauernverband e.V.; representative of the agricultural sector
Marion Walsmann	Minister of Finance of the Free State of Thuringia; appointed by the Bundesrat
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Guido Westerwelle	Federal Minister of Foreign Affairs

For information concerning the remuneration of the Board of Supervisory Directors, see note 78 to the financial statements.

Employees

In 2011, KfW Bankengruppe employed an average of 4,765 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2010: 4,531 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Bankengruppe’s staff, approximately 21% is engaged in KfW’s domestic business activities, 23% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Bankengruppe’s employees, see note 77 to the financial statements.

FINANCIAL SECTION

Financial Statements and Auditors

The consolidated financial statements of KfW included in this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or “HGB”) and supplementary provisions of the KfW Law and the by-laws of KfW. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance in consultation with the Board of Supervisory Directors and the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2011 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The auditor’s report of KPMG for the year ended December 31, 2011, dated February 28, 2012, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

Financial Review

Overview of KfW Bankengruppe

KfW Bankengruppe consists of KfW and six consolidated subsidiaries. In addition to KfW, the group’s main operating subsidiaries are KfW IPEX-Bank, which provides project and export financing, and DEG, which is active in promoting the private sector in developing and industrializing countries.

In accordance with the requirements of the Standing Interpretation Committee’s interpretation no. 12 (SIC-12), two special funds responsible for the group’s strategic asset management were included in the consolidated financial statements. The total volume of special funds was further reduced in 2011 following the realignment of the investment strategy in 2009.

The development of the group’s operating result is largely dependent on the financial performance of KfW.

COMPOSITION OF KFW BANKENGRUPPE – TOTAL ASSETS (BEFORE CONSOLIDATION)

	As of December 31,
	2011	2010
	(EUR in millions)
KfW	493,337	440,280
Subsidiaries
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany	24,606	24,140
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany	4,640	4,215
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	1,871	1,871
KfW Beteiligungsholding GmbH, Bonn, Germany	1,025	1,093
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	274	330
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	26	27
Special purpose entities required to be consolidated
Special funds	1,283	2,237
Investments accounted for using the equity method
Railpool Holding GmbH & Co. KG, Munich, Germany (50%)	400	303
Railpool GmbH, Munich, Germany (50%)	11	8
Microfinance Enhancement Facility S.A., Luxembourg (9.4%)	151	100
Green for Growth Fund, Southeast Europe S.A., Luxembourg (10.5%)	78	58
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich, Germany (47.7%)	10	4

Financial Performance of KfW Bankengruppe

KfW Bankengruppe continued to benefit from a favorable environment in 2011. Earnings benefited in particular from KfW’s good refinancing conditions at continued low interest rates and a steep yield curve that has, however, flattened compared to 2010, in conjunction with a strong German economy. Consequently, interest income as a main source of earnings as well as risk provisions for lending business were both above long-term expectations, although considerably below the exceptional year 2010. With a consolidated profit of EUR 2.1 billion (2010: EUR 2.6 billion), business activities remained at an extraordinarily high level. Given the stricter regulatory capital requirements and the uncertainties surrounding future economic development, the resulting improved capital base supports KfW’s long-term promotional capacities, including by further strengthening the fund for general banking risks to which KfW allocates EUR 1.1 billion. In its current comprehensive income projections for 2012, KfW expects total earnings of approximately EUR 1.2 billion as earnings are expected to continue to return to a normal level.

The group’s financial performance in 2011 was largely characterized by the following developments:

A.	Strong demand for KfW products while focusing the long-term strategy of qualitative growth reflected in the product portfolio. In addition to financing SMEs, KfW’s priorities in 2011 were the financing of climate and environmental protection, which is an area of continued expansion, and ensuring the availability of long-term credit.

B.	A high operating result due to the favorable refinancing conditions from which KfW continues to benefit.

C.	KfW’s overall risk situation continued to improve particularly due to Germany’s robust economy. Risk provisions for the lending business were further reduced. The equity investment portfolio benefited from the strong German economy, making positive contributions to earnings.

D.	The securities portfolio was burdened primarily by developments in the countries that were affected by the European sovereign debt crisis - in particular, Greece. The continued uncertainties related to the financial markets in this difficult environment resulted in substantial fluctuations of parameters relevant for valuation, which had a purely IFRS-related positive effect on earnings due to hedging.

A. High Demand for KfW Products. The group approved a total promotional business volume of EUR 70.4 billion for 2011 (2010: EUR 81.4 billion). The significant decrease was due to the expiration of the promotional measures offered by KfW that had been significantly expanded in 2010 in connection with economic stimulus measures. After an exceptional year 2010, KfW, in 2011, returned to a moderate and long-term qualitative growth path above the promotional level of 2009, with commitments of EUR 63.9 billion. In 2011, the focus of commitments was again on the promotion of German SMEs, the environment, housing and education in Germany in the amount of EUR 50.9 billion, of which EUR 22.4 billion was granted to commercial enterprises alone. Strong momentum came from international business with a volume of EUR 19.2 billion (2010: EUR 15.0 billion). The growth resulted almost entirely from a considerable increase in commitments in export and project financing, whereas the commitments to support developing and transition countries remained largely unchanged. One of KfW’s main promotional priorities which continues to gain in importance is climate and environmental protection, for which EUR 22.8 billion, or almost a third of the total promotional volume, were employed in 2011.

For more information on commitments by each business area, see “Business—Introduction.”

B. High Operating Result. The operating result before valuation remained at a high level of EUR 1,869 million despite its expected decline when compared to the exceptional year 2010 (EUR 2,302 million).

The decrease was mainly due to a reduction in net interest income by EUR 353 million to EUR 2,399 million. Net interest income remained the main source of earnings for the group. KfW’s excellent funding opportunities, which were a result of its credit rating along with the current sustained low short-term interest rate environment - with a steep yield curve that has nevertheless become flatter than in 2010 - were responsible for continued above-average earnings. At EUR 557 million, the interest rate reductions as a component of KfW’s promotional business remained unchanged at the high level of 2010.

Net commission income also decreased slightly and administrative expenses increased moderately mainly due to the continuation of KfW’s modernization measures.

C. Continued Improvement in the Risk Situation. The group’s risk situation continued its positive development in 2011, building on the considerable improvement in 2010. This development mainly reflected the robust economic situation in Germany. Risk provisions were reduced by a total of EUR 185 million (2010: reduction of EUR 424 million) even as the group maintained a conservative risk approach.

Collective impairments for latent risks in the loan portfolio were further reversed by EUR 220 million (2010: reversal of EUR 405 million). These provisions had been made primarily for sectors and countries that were particularly hard hit by the recession. The moderate need to provision for immediate lending risks, which predominantly involve export and project finance as well as financing for SMEs, was largely offset by recoveries on loans that had already been written off.

The equity investment portfolio posted positive results in this favorable environment. After high earnings of EUR 163 million in 2010, earnings for 2011 stood at EUR 54 million.

D. Difficult Financial Market Environment. The financial markets are characterized by persisting high levels of uncertainty, particularly as a result of the problems in the European sovereign debt sector - in particular, Greece - that peaked in the course of 2011.

These conditions had a negative impact of EUR 255 million on the group’s securities portfolio (2010: positive effect of EUR 107 million). Of this amount, EUR 183 million alone was attributable to Greek government bonds with an aggregate principal amount of EUR 251 million which were written down to their market value of 27% on average. Moreover, negative performance of EUR 71 million were recorded directly in equity (2010: positive effect of EUR 22 million), while differences to market values decreased considerably for securities and investments not carried at fair value.

Following high charges of EUR 431 million in 2010, the valuation of derivatives resulted in positive earnings of EUR 167 million in 2011. As a non-trading book institution, KfW uses derivatives exclusively to hedge risks that arise in connection with refinancing. Accordingly, the resulting effects on earnings are not economically meaningful, as they will offset each other again in the future.

The following key financial data provide an overview of the developments in 2011 and are explained in more detail below:

KEY FINANCIAL FIGURES FOR KFW BANKENGRUPPE

	As of December 31,
	2011	2010
	(EUR in billions, unless otherwise indicated)
Statement of financial position
Total assets	494.8	441.8
Volume of lending	436.7	426.7
Contingent liabilities	6.3	7.0
Irrevocable loan commitments	55.7	65.3
Assets held in trust	16.7	16.6
Volume of business	573.6	530.6
Equity	17.8	15.8
Equity ratio (%)	3.6%	3.6%

	Year ended December 31,
	2011	2010
	(EUR in millions, unless otherwise indicated)
Income statement
Operating result before valuation	1,869	2,302
Operating result after valuation	2,086	2,712
Consolidated profit	2,068	2,631
Cost/income ratio before interest rate reductions (%) (1)	23.8%	20.2%

	Year ended December 31,
	2011	2010
	(EUR in millions)
Economic key figures
Consolidated profit before IFRS effects from hedging	1,900	3,061
Change in revaluation reserves recognized directly in equity	-5	33

(1)	Administrative expense in relation to adjusted income, which is calculated from the net interest and commission income plus interest rate reductions.

The consolidated total assets of KfW Bankengruppe increased by EUR 53.1 billion to EUR 494.8 billion at year-end 2011. The increase was primarily attributable to an increase in liquid assets and to market value changes in derivatives used for hedging purposes. New lending business resulted in an increase in total loans by EUR 19.7 billion to EUR 365.1 billion. Of this amount, EUR 9.2 billion was attributable to further payments to Greece as part of the special mandate by the Federal Government in 2010. High unscheduled repayments in the domestic promotional loans business had a negative impact on total assets. As in previous years, growth in total assets was funded by issuing activities. At EUR 398.8 billion, the volume of own issues reported under certificated liabilities was EUR 40.8 billion higher than at year-end 2010.

The operating result before valuation of EUR 1,869 million remained at a high level despite the expected decrease when compared to the exceptional year 2010.

This positive development was supported by the reversal of risk provisions for the lending business and by valuation gains in the equity investment portfolio, while the securities portfolio had a negative effect on earnings. The combination of sustained favorable refinancing opportunities and the further improved risk situation in the lending business contributed EUR 2,068 million to consolidated profit. This sustained high profit level was - as expected - lower than in 2010.

Consolidated comprehensive income in 2011 amounted to EUR 2,063 million (2010: EUR 2,663 million) and included the overall low impact of transactions recognized directly in group equity of EUR -5 million, mainly due to securities and equity investment valuations.

Consolidated profit comprises positive effects due to changes in the fair value of derivatives used exclusively for hedging purposes amounting to EUR 167 million (2010: charges of EUR 431 million), which inflate the actual earnings position. To aid transparency, KfW reported a consolidated profit adjusted for these effects of EUR 1,900 million (2010: EUR 3,061 million).

Development of Net Assets

The group’s core business remains lending to banks and customers. 73% of the group’s assets in 2011 was attributable to its lending business.

The volume of lending increased by EUR 10.0 billion, or 2%, to EUR 436.7 billion at year-end 2011.

VOLUME OF LENDING

	As of December 31,		Change
	2011	2010
	(EUR in millions)
Loans and advances	365,052	345,402	19,651
Risk provisions for lending business	-4,940	-5,422	482

Net loans and advances	360,112	339,980	20,132
Contingent liabilities from financial guarantees	4,448	4,950	-502
Irrevocable loan commitments	55,720	65,276	-9,556
Loans and advances held in trust	16,449	16,496	-47

Total	436,729	426,701	10,028

Loans and advances increased by EUR 19.7 billion to EUR 365.1 billion at year-end 2011, mainly due to new lending business and further loan disbursements to Greece. Risk provisions for lending business decreased mainly as a result of defaults on liquidity lines related to the IKB rescue measures, which were already impaired in 2008, and to the reversal of risk provisions through profit or loss resulting from the improved risk situation. Net loans and advances totaled EUR 360.1 billion at year-end 2011, representing 82% of the volume of lending.

Contingent liabilities from financial guarantees stood at EUR 4.4 billion at year-end 2011, below the level at year-end 2010. Irrevocable loan commitments decreased by EUR 9.6 billion to EUR 55.7 billion at year-end 2011, largely due to further disbursements under the 2010 loan commitment made to Greece. Within assets held in trust, the volume of loans and advances held in trust, which primarily comprise loans to support developing countries that are financed by budget funds provided by the Federal Republic, remained at EUR 16.4 billion at the same level as in 2010.

At EUR 44.2 billion, other loans and advances to banks and customers increased in 2011 by EUR 18.1 billion from EUR 26.1 billion at year-end 2010. Other loans and advances primarily comprises short-term investments, which were made due to loan commitments that had already been refinanced as well as for overall liquidity maintenance.

The total amount of securities and investments was EUR 31.9 billion at year-end 2011, 10% below the level at year-end 2010.

SECURITIES AND INVESTMENTS

	As of December 31,		Change
	2011	2010
	(EUR in millions)
Bonds and other fixed-income securities	30,016	33,599	-3,583
Shares and other non-fixed income securities	13	16	-4
Equity investments	1,831	1,591	240
Shares in affiliated entities not included in the consolidated financial statements	2	2	0

Total	31,861	35,207	-3,346

The securities portfolio was reduced by EUR 3.6 billion to EUR 30.0 billion at year-end 2011 as a result of the further implementation of the group’s investment strategy which had already been applied in previous years and which focuses on low-risk business and maintaining liquidity. Bonds and other fixed-income securities (excluding money market securities) decreased by EUR 3.5 billion to EUR 29.7 billion at year-end 2011 while the volume of money market securities remained at EUR 0.3 billion at year-end 2011, just below the previous year’s level. The volume of securities held in the special funds for strategic investment purposes was also further reduced. At year-end 2011, the portfolio totaled EUR 1.3 billion (year-end 2010: EUR 2.2 billion).

The fair values of derivatives with positive fair values, which are used primarily to hedge refinancing transactions, increased by EUR 11.6 billion to EUR 41.5 billion at year-end 2011 due to the development of market parameters, including exchange rates. Netting agreements reached with counterparties that also include derivatives with negative fair values and collateral agreements (largely cash collateral received) reduced the counterparty risk substantially. Value adjustments from macro hedging for underlying asset portfolios increased significantly by EUR 6.0 billion to EUR 13.5 billion at year-end 2011 due to market interest rate developments.

There were only minor changes to the other items on the statement of financial position.

Development of Financial Position

Funds raised in the form of certificated liabilities continued to play a key role, accounting for a share of 81% of total assets at year-end 2011, unchanged from year-end 2010.

Borrowings increased by EUR 47.2 billion, or 12%, to EUR 445.2 billion at year-end 2011.

BORROWINGS

	As of December 31,		Change
	2011	2010
	(EUR in millions)
Short-term funds	32,276	26,422	5,854
Bonds and notes	368,042	331,712	36,330
Other borrowings	41,644	36,588	5,056
Subordinated liabilities	3,247	3,247	0

Total	445,209	397,969	47,240

The group’s principal sources of funding were medium- and long-term bonds and other fixed-income securities of KfW. Funds from these sources amounted to EUR 368.0 billion and accounted for 83% of borrowings at year-end 2011. The increase of EUR 36.3 billion is a result of both new business and changes in exchange rates over the course of 2011 (especially in the case of the U.S. dollar). Short-term issues of commercial paper increased by EUR 4.5 billion to EUR 30.8 billion at year-end 2011. Total short-term funds, including call and term money, amounted to EUR 32.3 billion at year-end 2011. Other borrowings by KfW, in addition to promissory notes to banks and customers (Schuldscheindarlehen), which declined by EUR 0.9 billion to EUR 10.6 billion at year-end 2011, consisted mainly of liabilities to the Federal Republic and cash collateral received to reduce counterparty risk from the derivatives business.

Subordinated liabilities continued to include a subordinated loan totaling EUR 3.25 billion granted by the ERP Special Fund as part of the restructuring of the ERP economic promotion program in 2007.

The carrying value of derivatives with negative fair values increased by EUR 3.5 billion, amounting to EUR 26.3 billion at year-end 2011.

There were only minor changes to the other liability items on the statement of financial position.

Equity increased by EUR 2.1 billion in 2011 compared with year-end 2010 due to the strong consolidated comprehensive income result. As a result, the equity ratio remained unchanged at 3.6% (year-end 2011) despite the growth in total assets.

EQUITY

	As of December 31,
	2011	2010	Change
		(EUR in millions)
Paid-in subscribed capital	3,300	3,300	0
Capital reserve	5,947	5,947	0
of which promotional reserves from the ERP Special Fund	4,650	4,650	0
Reserve from the ERP Special Fund	1,056	977	79
Retained earnings	6,107	5,218	889
Fund for general banking risks	1,700	600	1,100
Revaluation reserves	-262	-257	-5

Total	17,847	15,784	2,063

The profit was used to increase retained earnings and strengthen the fund for general banking risks in 2011. With the addition of EUR 1.1 billion to the fund for general banking risks, KfW’s strategy of maintaining separate risk provisions has been continued. There was a sustained improvement in the group’s capital base in 2011, which helps to secure KfW’s promotional capacities in the long-term and to prepare for the stricter capital requirements in accordance with Basel III.

Development of Earnings Position

The group’s operating result has been characterized by consistently high net interest income. Net interest income, together with the overall positive valuation result, led to the high consolidated profit in 2011, which was, however, as expected, below the record result of 2010.

EARNINGS POSITION

	For the year ended December 31,
	2011	2010	Change
	(EUR in millions)
Net interest income	2,399	2,752	-353
including interest rate reductions	-557	-558	0
Net commission income	226	273	-47
Administrative expense	757	722	34

Operating result before valuation	1,869	2,302	-434
Risk provisions for lending business	185	424	-239
Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss	260	-13	273
Net gains/losses from securities and investments and from investments accounted for using the equity method	-227	-1	-226

Operating result after valuation	2,086	2,712	-625
Net other operating income	11	-27	39

Profit from operating activities	2,098	2,685	-587
Taxes on income	30	54	-24

Consolidated profit	2,068	2,631	-563

Consolidated profit before IFRS effects from hedging	1,900	3,061	-1,161

At EUR 1,869 million in 2011, the operating result before valuation was EUR 434 million lower than the EUR 2,302 million achieved in 2010.

Net interest income was the group’s most important source of income and, at EUR 2,399 million in 2011, decreased by EUR 353 million when compared to 2010. Net interest income continued to benefit from the favorable refinancing opportunities for KfW. These opportunities were primarily a result of KfW’s credit rating, in addition to the generally favorable interest rate environment, with continued low short-term rates, and a steep yield curve that has nevertheless flattened compared to 2010. The earnings power of the lending business has proven stable overall. At EUR 557 million in 2011, the interest rate reductions granted in the promotional lending business remained at the same elevated level as in 2010.

Net commission income decreased to EUR 226 million in 2011 (2010: EUR 273 million). In particular, the reduction of EUR 29 million in loan processing fees due to a decrease in new business volume (EUR 83 million) and a decrease in net income from the PROMISE and PROVIDE securitization platforms (EUR 16 million in 2011 compared to EUR 24 million in 2010) had a negative effect on net commission income. Nominal volume of outstanding securitization transactions decreased by EUR 7.0 billion to EUR 8.4 billion in 2011. Income generated by managing German Financial Cooperation in the Promotion for developing and transition countries business area, which was offset by corresponding administrative expenses, decreased slightly to EUR 104 million in 2011.

Administrative expense increased moderately by EUR 35 million to EUR 757 million in 2011 compared to EUR 722 million in 2010. Personnel expenses rose by EUR 13 million to EUR 461 million in 2011 as a result of salary increases due to collective bargaining agreements and performance-related step-ups, as well as an increase in the employee headcount by an annual average of +5%. Non-personnel expenses increased by EUR 21 million to EUR 296 million in 2011 largely due to investments for a complete overhaul of KfW’s IT architecture, which will be intensively pursued in the next few years. This IT project is expected to result in a significant increase in administrative expense.

The cost/income ratio before interest rate reductions rose to 23.8% in 2011 (2010: 20.2%) due to a decrease in operating income and a simultaneous rise in administrative expense.

The group’s positive net result from risk provisions for lending business reflected an overall improvement in the risk situation in 2011, which was attributable, in particular, to Germany’s robust economy. Portfolio impairments, on balance, thus were reversed in 2011. Taking into account recoveries of amounts previously written off, net income from risk provisions for lending business was EUR 185 million in 2011 (2010: EUR 424 million).

At EUR 114 million for 2011, impairment charges for immediate lending risks, including direct write-offs, were below the low level of EUR 203 million in 2010. These charges primarily related to export and project financing, particularly in the transport sector. The KfW Mittelstandsbank business area continued to record net risk provisions for lending business, particularly for start-up and innovation financing. In contrast, the Promotion of developing and transition countries business area recorded net reversals in connection with activities of DEG.

In light of sustained positive economic developments, a further substantial net reduction of EUR 220 million in risk provisions for not yet specifically identifiable risks in the loan portfolio was recorded in 2011 (2010: EUR 405 million). Risk provisions at year-end 2011 thus amounted to EUR 0.7 billion (year-end 2010: EUR 0.9 billion). Net income was mainly attributable to the reversal of risk provisions for the sectors and countries that were particularly hard-hit by the recession in the Export and project finance business area.

The provisions for losses on loans and advances cover all immediate and latent risks, reflecting consistent implementation of KfW Bankengruppe’s conservative risk policy.

One-off charges resulting from the valuation of all measures implemented in 2007 and 2008 to rescue IKB remained virtually unchanged in 2011 compared to 2010. After impairments, the remaining portfolio resulting from the various rescue measures was slightly reduced in 2011 to EUR 0.3 billion.

Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss were characterized by a variety of different developments in 2011. Charges from the securities portfolio as a result of uncertainties affecting the financial markets were offset by positive contributions to income from the equity investment portfolio as well as hedging relationships under IFRS. The net result from these components amounted to EUR 260 million in 2011.

Increasing uncertainty affecting the financial markets during the course of 2011 due to the European sovereign debt crisis resulted in charges from securities recorded at fair value through profit or loss, including fair value accounting for gains and losses on special funds for strategic asset management totaling EUR 77 million in 2011 (2010: net gains of EUR 80 million).

The equity investment portfolio measured at fair value through profit or loss generated income of EUR 102 million in 2011, an amount lower than that of 2010 (EUR 200 million). The income in 2011 was largely due to the positive performance of individual investments. This income contribution was attributable, among other factors, to the business activities of DEG’s venture capital financing in promoting developing and transition countries.

The positive earnings effects from hedging and borrowings recorded at fair value, including derivative financial instruments entered into for hedging purposes, amounted to EUR 167 million in 2011, following high charges totaling EUR 431 million in 2010. The marked-to-market derivatives are each components of economically hedged positions. However, situations in which the corresponding financial instrument of the relevant hedged position cannot be carried at fair value or in which different methods have to be used in the valuation inevitably result in temporary fluctuations in earnings that fully offset each other by maturity of the transaction. Due to considerable changes in the relevant market factors — especially market interest and currency exchange rates — these effects continue to be significant.

The significant decrease in net gains/losses from securities and investments and from investments accounted for using the equity method to a loss of EUR 227 million in 2011 (2010: net charges of EUR 1 million) was the result of negative fair value changes in the securities and equity investment portfolios.

Net gains/losses from securities not carried at fair value through profit or loss deteriorated to a net loss of EUR 178 million in 2011 (2010: net income of EUR 27 million). The charges resulted largely from the write-down of Greek government bonds to their market value.

The uncertainty affecting the financial markets resulted in an additional decrease in the value of securities and investments recognized in equity under revaluation reserves totaling EUR 71 million in 2011. These included write-ups due to the reclassifications that took place in 2008 (structured securities) and 2009 (securities held as a liquidity reserve).

The total volume of securities and investments not carried at fair value decreased to EUR 15.0 billion at year-end 2011 (year-end 2010: EUR 20.1 billion). Price losses were primarily observable in securities of countries that were particularly affected by the European sovereign debt crisis, with the major portion related to collateralized covered bonds (Pfandbriefe). Even though the difference between the carrying amount and the fair value has narrowed by EUR 295 million to EUR 600 million in 2011, this continues to be viewed as a short-term development. One reason for this development was the early redemption of Pfandbriefe at nominal value.

Taking into account net other operating income and taxes on income, a consolidated profit of EUR 2,068 million was recorded in 2011, which, as anticipated, was below the record consolidated profit of the year 2010 (EUR 2,631 million).

The consolidated profit before IFRS effects from hedging is a further key financial figure based on the consolidated profit in accordance with IFRS. Derivative financial instruments are entered into for hedging purposes. Generally, economic hedging relationships are recognized through hedge accounting by using the fair value option. However, as not all derivatives are subject to hedge accounting or the fair value option, changes in the fair value of some derivatives held as part of an economic hedging relationship are reflected in net income. Since the hedged risk associated with the underlying transactions has not yet been recognized in profit or loss under IFRS, the accounts do not reflect the risk-mitigating impact of such hedging relationships.

As a result, the following reconciliations were performed by eliminating temporary negative contributions to income in the amount of EUR 167 million for 2011, as follows:

•	Valuation results from micro and macro hedge accounting; all of the group’s hedges are economically effective and do not give rise to any net gain or loss over the entire period to maturity.

•

Valuation results from the use of the fair value option to avoid an accounting mismatch in the case of borrowings, including related hedging derivatives. The economically effective hedges do not give rise to any net gain or loss over the entire period to maturity.

•

Valuation results from the fair value accounting of hedges with high economic effectiveness but not qualifying for hedge accounting; these hedges do not give rise to any net gain or loss over the entire period to maturity.

•	Results from foreign currency translation of currency positions, due to requirements for recognition and valuation of derivatives and hedges.

The reconciled earnings position stood at a net gain of EUR 1,900 million in 2011 (2010: EUR 3,061 million).

Overall, KfW Bankengruppe achieved a strong result for 2011. This result was principally due to the positive overall business environment and very favorable refinancing opportunities, together with a further improved risk situation in the loan portfolio.

Supplementary Report (as of February 28, 2012)

No matters of particular importance have occurred since the end of 2011.

Risk Report

Current Developments

The global economy initially continued on the road to recovery in the first half of 2011. However, the economic environment distinctly worsened in the second half of 2011. Government rescue measures to limit the effects of the financial market crisis led to high budget deficits and rising debt ratios in industrialized nations. These developments, together with structural deficiencies in some EU member states, led to a loss of confidence among investors in the capital markets. As a result, refinancings through the capital markets became too costly for some countries. Portugal was the second country after Ireland to have to resort to the newly established European Financial Stabilization Facility (EFSF). Despite large-scale international support measures, Greece still needed a debt restructuring. The EU member states agreed on stronger economic integration and stricter budget discipline in order to solve the European sovereign debt crisis. Even so, support measures for further Euro Area member states cannot be ruled out for 2012.

The situation for banks, especially European banks, also worsened in 2011. In addition to the challenges of the European sovereign debt crisis, capital requirements, which were increased at short notice and are to be implemented by mid-2012, negatively impacted the economic situation for banks and also restricted business opportunities. The situation in the interbank market has recently deteriorated and exhibits parallels with the market environment after Lehman Brothers’ collapse in autumn 2008. The European Central Bank’s significant interventions to support liquidity could prevent serious upheavals in the banking sector. Overall, the European banking sector is expected to again face major challenges in 2012. The difficulties remain diverse — the European sovereign debt crisis, economic slowdown, increasing problems in Eastern Europe and the implementation of increased capital requirements. Despite the euro crisis — and in contrast to most other European countries — Germany’s economic recovery continued across all sectors in 2011. Many companies returned to their pre-crisis level, built reserves and emerged strengthened from the crisis. However, in international merchant shipping there are no signs for a recovery in the short term, as additional shipping capacity becoming available meant that excess supply increased again in 2011, pushing down freight and charter rates considerably. A continuation of the European sovereign debt crisis and the weakening global economy will have a dampening effect on the German economy in 2012, meaning that companies will probably invest less or delay investments.

The problems in the European sovereign debt sector caused continued high volatility in the currency markets in 2011. Although the euro recovered on average considerably compared to 2010, the exchange rate fell again against the U.S. dollar to a EUR/USD level of below 1.30 at year-end 2011. In addition, credit spreads experienced increased volatility as a consequence of the sovereign debt crisis.

KfW Bankengruppe was also affected by the developments described above due to its international promotional mandate. However, the overall effects on the group portfolio were manageable, and KfW was able to reduce risk provisions in the group over 2011. All recognizable risks are measured using conservative standards and are taken into account in the new business management through systematic establishment of risk guidelines. The regular calculations of risk-bearing capacity show that KfW Bankengruppe is able to bear the risks assumed in the context of its mandate — even based on conservative stress scenarios.

As in previous years, KfW continued to further develop, on a systematic basis, its processes and instruments in risk management and control in 2011, taking into account current bank regulatory requirements. With a few exceptions, KfW is exempt from the German Banking Act (Kreditwesengesetz — KWG) pursuant to Section 2 (1) no. 2 of the Act. However, KfW voluntarily applies the core components of the German Banking Act, particularly the minimum requirements for risk management and the German Solvency Regulation (Solvabilitätsverordnung — SolvV). In order to continue and develop the application of the German Banking Act in accordance with KfW’s business model and its particular situation as a public sector entity, KfW set up a separate project in 2011. Furthermore, the stress testing concept was further developed and supplemented by inverse stress tests and concentration stress tests covering all types of risk in order to implement the third amendment to the minimum requirements for risk management (MaRisk). A comprehensive risk inventory was designed and implemented, in which all risks faced by KfW Bankengruppe were reviewed for their materiality in a structured process. Another focus was the methodical development and group-wide standardization of the measurement and management of market price and liquidity risk.

The ongoing development of processes and instruments in risk management and control in 2012 will again be strongly affected by developments in the banking regulatory environment. The focus in this regard is on anticipated changes under Basel III, which will entail increased liquidity and capital requirements. In addition, improvements concerning the identification and management of reputational and earnings risks and risks from embedded derivatives are targeted. The risk model will be benchmarked and the development of counterparty risk measurement investigated.

Basic Principles and Objectives of Risk Management

KfW Bankengruppe has a statutory promotional mandate, which provides the foundations for its special position and its institutional structure. Sustainable promotion is the group’s overarching purpose. Measuring and controlling the risks assumed is the key to the efficient use of available resources to carry out this promotional mandate. As part of its risk management, the group seeks to incur risks only to the extent that they appear manageable in the context of the group’s current and anticipated earnings and the probable outcome of the risks. Group risk/return management takes into account the special characteristics of a promotional bank. Banking supervisory law requirements, such as the minimum requirements for risk management (MaRisk), constitute important secondary requirements for KfW’s risk management structures and procedures.

In order to establish risk management and control competence within its organization, KfW offers training courses that include a modular program on risk topics. This training program enables employees and management throughout KfW Bankengruppe to acquire basic knowledge or to deepen their specialized knowledge.

Organization of Risk Management and Monitoring

Risk Management Bodies and Functional Aspects of Risk Management. As part of its overall responsibility, KfW’s Executive Board determines the group’s risk principles and guidelines. KfW’s supervisory bodies – the Board of Supervisory Directors and the Federal Ministry of Finance and the Federal Ministry of Economics and Technology, which alternate in providing the Chairman and Deputy Chairman of the Board of Supervisory Directors – are informed at least once per quarter of the group’s risk profile. The Executive Committee of the Board of Supervisory Directors is responsible, in particular, for decisions concerning urgent matters (Eilentscheidungen). The Chairman of the Board of Supervisory Directors decides whether an issue is urgent. The Credit Committee is responsible, in particular for the authorization of loan applications, while the Audit Committee handles accounting and risk management issues, including auditing the consolidated and unconsolidated annual financial statements. Risk management within KfW Bankengruppe is exercised by closely intertwined decision-making bodies. The Executive Board is at the helm of the system; it makes the key decisions on risk policy. There are three risk committees below the level of the Executive Board which prepare decisions for the Executive Board and also make their own decisions within defined ranges of competency: Credit Risk Committee, Market Price Risk Committee and Operational Risk Committee. The increasing focus of the committees on group strategy and planning functions in 2011 led to the inclusion in these committees of representatives from KfW IPEX-Bank and DEG. Further working groups support the three risk committees. The middle and back office departments (Marktfolge) generally have the right of veto in the committees. If no unanimous decision can be reached on a particular matter, the matter may be escalated to Executive Board level.

Credit Risk Committee. The Credit Risk Committee is chaired by KfW’s Chief Risk Officer and meets once a week. Its other members are the director of Risk Management and Controlling, all three members of the Executive Board with front-office responsibilities, and the Chief Risk Officer of KfW IPEX-Bank. The Credit Risk Committee is supported by the Country Rating, Collateral, Rating Systems and Sector Risks-Corporates Working Groups. The weekly meetings involve decisions on loans and limits. KfW IPEX-Bank and DEG’s large volume commitments have been presented in the Credit Risk Committee since 2011. Additional meetings, held on a quarterly basis, are attended by representatives of the business areas and DEG. Internal Auditing has observer status. Reports about the development of supervisory requirements (e.g., MaRisk/Basel III), their impact and the progress of implementation projects for KfW, KfW IPEX-Bank and DEG are discussed at this quarterly meetings. Major changes to existing risk principles and credit risk methods, and drafts of new principles and methods are adopted at these quarterly meetings. The committee also monitors the group’s loan portfolio.

Market Price Risk Committee. The Market Price Risk Committee is chaired by KfW’s Chief Risk Officer and meets once a month. Other members include the Executive Board member responsible for capital market activities, and the directors of Financial Markets, Asset Securitization, Risk Management and Controlling, and Accounting. Representatives of KfW IPEX-Bank and DEG participate in the meetings on a quarterly basis and, in addition, whenever needed. The Market Price Risk Committee makes decisions regarding entering into market price risks, the valuation of securities, changes in market price risk methods, liquidity management issues and risk principles on market price and liquidity risk management. It also prepares resolutions on interest risk positions, transfer pricing and the funding strategy for the Executive Board. The Market Price Risk Committee is supported by the Surveillance Committee, which deals with the valuation of securities, and the Hedge Committee, which deals primarily with the earnings effects of IFRS hedge accounting and the further development thereof.

Operational Risk Committee. The Operational Risk Committee comprises directors of various departments and meets once a quarter. It is chaired by the director of Risk Management and Controlling. The central staff departments and subsidiaries of KfW are also represented on this committee. This committee handles operational risk issues (i.e., operational risks and business continuity management). As part of the risk report, the Operational Risk Committee is informed on a monthly or quarterly basis about current operational risk losses and risk potentials as well as any measures taken as a result.

Reports about planned or implemented emergency and crisis team tests and significant disruptions to business are made to the Operational Risk Committee at quarterly meetings. Resolutions and recommendations by the Operational Risk Committee are presented to the Executive Board.

There are six working groups or committees below the level of the main risk committees, which report to the Credit Risk Committee or Market Price Risk Committee and prepare decisions. These working groups and committees are as follows:

Country Rating Working Group. The Country Rating Working Group is the central unit for assessing country risks. It consists of economists from the regional departments of KfW Entwicklungsbank and representatives of KfW IPEX-Bank, DEG and KfW’s Transaction and Collateral Management. It is chaired by Risk Management. The working group currently meets once a month due to the challenging economic and financial environment — in particular, in the euro area and North Africa/the Middle East. If necessary, country ratings can be adjusted between regular meetings. The role of the Country Rating Working Group is to identify, analyze and assess political and economic risks — and opportunities — in the global economy and particularly in the countries in which KfW Bankengruppe does or plans to do business. Proposals for risk ratings assigned to developing, transition and emerging countries are made by economists working in the relevant country section, while proposals for ratings assigned to industrial countries are submitted by Risk Management. Countries are ultimately assigned to risk categories on the basis of discussions conducted within the Country Rating Working Group. If no consensus is reached, Risk Management casts the deciding vote. Risk Management reports on the conclusions of meetings to the Credit Risk Committee.

Collateral Working Group. The Collateral Working Group is a central body serving KfW and its subsidiaries to help ensure that procedures are sufficiently understood and uniform throughout the group for all essential aspects of collateral acceptance and valuation, as well as for collateral management processes for lending and trading activities and structured products. It also makes recommendations for development and enhancement measures for approval/decision by the management and, when the matter falls within its defined range of competency, takes these decisions independently. The Collateral Working Group consists of representatives from various business areas and departments. Its central functions include the development, enhancement and review of collateral valuation procedures, the review and expansion of accepted and acceptable collateral and the related acceptance criteria, definition and review of minimum requirements of collateral management processes and collateral acceptance. In addition, the Collateral Working Group is in charge of establishing conditions for meeting guidelines under regulatory law regarding risk mitigation techniques.

Rating Systems Working Group. The Rating Systems Working Group is a central body serving KfW and its subsidiaries, which helps to ensure sufficient understanding of all essential aspects of credit risk measurement instruments. These include, in particular, rating systems, loan portfolio models, risk indicators and limit management systems. The working group’s tasks include evaluating and approving reports on validation and further development as well as deriving recommendations for measures to develop and enhance credit risk measurement instruments.

Sector Risks-Corporates Working Group. The Sector Risks-Corporates Working Group is a central body of experts serving KfW and its subsidiaries. It analyzes sector-based credit risks in the corporate segment. It provides relevant information based on these analyses to the relevant areas of the group and, if appropriate, makes proposals to minimize risk. Sector and product-related risk guidelines and recommendations for the business areas and subsidiaries are developed, updated and checked for consistency on an annual basis, with the objective of uniformly and transparently managing corporate risks in the group as a whole. This process was carried out for the first time in 2011.

Surveillance Committee. The Surveillance Committee is an integral component of the surveillance and impairment process for securities and structured credit products, and reports to the Market Price Risk Committee. One of the Surveillance Committee’s key functions is to evaluate market developments with regard to their implication for KfW’s securities portfolio. In this context, representatives of the responsible front-office departments and of Risk Management submit an assessment of the long-term value of selected securities. The Surveillance Committee also discusses any write-downs on individual securities which Risk Management has planned or made.

Members of the Surveillance Committee include representatives of the middle and back-office departments (Marktfolge; Risk Management and Controlling, Accounting, as well as Transaction and Collateral Management) and of the responsible front-office departments.

Hedge Committee. The economic management of market price risks at KfW is the responsibility of the Market Price Risk Committee. Measures relating to the management of these risks can lead to fluctuations in valuation/results in purely accounting terms, when instruments that must be recognized at fair value under IFRS are used. At KfW, this applies in particular to the use of derivatives. The purpose of the Hedge Committee is to analyze the treatment of instruments recognized at fair value under IFRS in line with the economic objective of the use of derivatives at KfW, and to further develop their use in compliance with IFRS.

The subsidiaries of KfW Bankengruppe and the organizational units exercise their own control functions within the group-wide risk management system. Group-wide projects and working groups ensure a coordinated approach, for example in the rollout of rating instruments to subsidiaries or the management and valuation of collateral.

Responsibility for developing and ensuring the quality of risk management and control lies outside the credit departments with Risk Management and Controlling and, for specific tasks, with Transaction and Collateral Management (e.g., operating collateral management processes in the lending business as well as collateral, limit and rating control and evaluation methodology for trading activities). There is a comprehensive risk manual for this purpose which is continually updated. The rules and regulations laid out in the risk manual are binding for the entire group and are accessible to all employees. Risk principles (i.e., normative rules for loan and risk management procedures) and portfolio guidelines (e.g., business restrictions, collateral requirements) make up the core of the risk manual. In addition, sector, product, risk and portfolio guidelines were significantly improved. The risk principles and portfolio guidelines serve as the framework for the operating activities of all business areas. The risk manual ensures that uniform procedures are applied throughout the group to identify, measure, control and monitor risks. In addition, group-wide regulations are supplemented in individual business areas by specific rules.

Risk Management

The primary task of the Risk Management department is to ensure that the group is able to bear the risks falling within its defined risk tolerance. To this end, it formulates and regularly reviews the group’s risk strategy, including the risk management of the major subsidiaries. The risk strategy builds on the basic business policy and establishes general risk principles and concrete risk policy measures in line with the business strategy. A variety of instruments to control credit, market price and operational risks are used to implement the risk strategy. Risk management instruments for individual counterparties and portfolios include, among others, the following: capital allocation, second vote for loan approvals, a limit management system, portfolio guidelines, specified risk guidelines for countries and sectors, and early warning systems. Concentration limits apply at various sub-portfolio levels (including borrower units, countries and sectors) to prevent major individual losses and to restrict risk concentration in the loan portfolio. If necessary, a selective risk transfer can also be made to the capital market (e.g., through credit derivatives), depending on the market situation.

At KfW, Group Risk Management has the right to exercise a second vote (i.e., a veto) in terms of credit risk assessment on a single exposure level. KfW IPEX-Bank and DEG each have their own second vote independent of the front office. The relevant business decision-making processes are structured with a view to risk. The need for a second vote is determined by the type, scope (material risk content and effect on the overall risk position) and complexity of a transaction. The rules for the second vote requirement will be adapted in 2012 in view of the application of the German Banking Act (Kreditwesengesetz). Major and high risk commitments will generally be presented to the Credit Risk Committee, and if necessary also to the Executive Board, the Credit Committee or the Board of Supervisory Directors.

Risk Management and Controlling – Restructuring

The Risk Management and Controlling – Restructuring department is responsible for non-performing loans and for providing intensive support for banks and corporates in the KfW portfolio. A separate Restructuring department is responsible for looking after retail business. KfW IPEX-Bank and DEG’s non-performing commitments and commitments requiring intensive support are managed by each subsidiary for themselves. If more than one group company is involved, Risk Management and Controlling – Restructuring will coordinate centrally.

Risk Management and Controlling – Restructuring becomes involved and assumes full responsibility and further functions as soon as there are initial signs of crisis. The objective is to achieve recovery of a loan through restructuring, reorganization and workout arrangements. If the business partner is deemed incapable or undeserving of restructuring, the priority becomes realizing as much value as possible from the asset and the related collateral. Internal interface regulations are in place with the relevant business areas to ensure clear allocation and control of competences: Risk Management and Controlling – Restructuring cooperate closely with the credit departments and legal department.

In the event of a crisis in the banking sector, the department needs to be able to act immediately both in-house and externally. The financial institution crisis plan has been further developed for this purpose. It primarily provides for the establishment of a working group headed by Risk Management, immediate loss analysis and implementation of the next necessary steps.

Risk Controlling

The Risk Controlling department is in charge of centrally measuring and reporting all risks and risk groups of KfW Bankengruppe and analyzing the group’s risk-bearing capacity. Uniform methods and models are implemented throughout the group at an operating level. Stress tests and scenario calculations are also used to assess the group’s risk-bearing capacity, quantifying on the one hand the increase of capital requirements and on the other hand the impact on the group’s available financial resources.

The department is involved in the quality management process for the risk indicators used in risk management and control, and also provides professional support in relation to the information systems used in reporting. In operational risk and business continuity management, the department is responsible for the group frameworks and guidelines and supports the business areas in implementing these standards.

Risk reporting is in line with regulatory requirements (MaRisk). The Executive Board is informed on a monthly basis about the group’s risk situation. A risk report is issued quarterly to the group’s supervisory bodies. The Executive Board and the group’s supervisory bodies are informed on an ad-hoc basis, if necessary.

Risk Methods and Instruments

The Risk Methods and Instruments department is responsible for providing suitable methods and instruments for group-wide risk analysis and management. The development of a long-term, sustainable and consistent method and instrument strategy for risk management and risk control is rounded off with regular validations, and developments and enhancements of models and methods. The focus is on models to measure, control and price credit and market price risks. In addition, the department is responsible for the coordination and project management of the implementation of the requirements placed on instruments and IT systems used in risk management and control.

Risk Controlling – Export & Project Finance and Supervisory Law

The Risk Controlling – Export & Project Finance and Supervisory Law department was established in 2011. It is a central point of contact throughout KfW Bankengruppe for all supervisory law issues within the department’s responsibility. As part of this activity, it monitors, provides the initial evaluation of, and reports regularly on, supervisory law developments. Implementation measures are initiated as and when required. The department also defines group-wide standards for the structure and formulation of framework conditions.

The department also is responsible for KfW IPEX-Bank’s risk reporting. It functions as a competence centre for KfW IPEX-Bank’s management with regard to planning and management information relating to credit risk assumed, potential for optimization from a portfolio management perspective and KfW IPEX-Bank’s risk-bearing capacity.

Internal Auditing

The Internal Auditing department supports the Executive Board. As an entity that works independently of group procedures, it generally audits and assesses all of KfW’s processes and activities to identify the risks involved and reports directly to the Executive Board.

With a view to risk management processes, Internal Auditing audited the decentralized risk management processes and central aspects of risk management, which are relevant bank-wide, in 2011. One focus was on risk assessment processes in lending and loan support in various business areas. In addition, Internal Auditing focused on and monitored the central procedures and methods of risk management and on their further development by participating (with observer status) in meetings of decision-making bodies in 2011.

KfW’s Internal Auditing is also the group auditing department for KfW Bankengruppe. It incorporates the internal auditing departments of the subsidiaries in group-wide audit reporting.

Risk Management Approach of KfW Bankengruppe

The following chart shows KfW Bankengruppe’s risk management process. Risk management within the group serves one central purpose: safeguarding the group’s risk-bearing capacity.

Internal Capital Adequacy Process

MaRisk requires banks to set up an internal capital adequacy process for safeguarding the risk-bearing capacity on an ongoing basis. KfW Bankengruppe’s internal capital adequacy process treats both economic and regulatory requirements regarding risk-bearing capacity as equally important objectives for the group. Accordingly, all risk monitoring and management measures must ensure that economic solvency targets and minimum requirements for tier 1 and total capital ratios are met. This approach aims at harmonizing economically reasonable capital management with compliance with regulatory minimum capital requirements. KfW takes a uniform approach to the resources available for risk coverage as the basis for the close integration of the two perspectives: the modified equity available pursuant to sections 10 and 10a of the German Banking Act (Kreditwesengesetz).

A further core feature of the capital adequacy process is the decision making input from a forward-looking perspective. This forward-looking component measures the absorption potential of KfW’s reserves – and thus its ability to act – in the event of certain economic scenarios, such as stress scenarios. As part of the operational and strategic management, a “traffic light” system has been established with thresholds that signal the required action in the event of critical developments.

KfW Bankengruppe’s risk-bearing capacity concept adopts a liquidation perspective in its basic form. However, the addition of a forward-looking perspective, which safeguards compliance with regulatory minimum capital requirements, expands the concept to include a “going-concern view” and results in the inclusion of elements of the two basic types of risk-bearing capacity concepts.

The targets for risk-bearing capacity are transposed via capital allocation in the form of economic capital budgets to individual business areas/departments. The allocated risk-covering potential is available to the business areas/departments for backing various types of risk concerning old and new business. Capital allocation is conducted annually as part of the group’s business area planning. In addition to requirements of the business areas/departments, this planning takes risk objectives and risk appetite into account (e.g., traffic light limits). At the same time, the Executive Board establishes a centrally held capital buffer for stress cases, with the purpose of anti-cyclical risk management. Compliance is checked quarterly and necessary actions are taken. In addition, the corresponding target figures for regulatory capital employed are determined at group level for the business areas/departments and monitored quarterly.

KfW’s capital adequacy process was further improved in 2011, particularly in terms of technical and organizational aspects. Further developments, which primarily result from the new supervisory requirements for risk-bearing capacity concepts, are expected to be implemented in 2012.

Regulatory Risk-Bearing Capacity

INDICATORS UNDER SUPERVISORY LAW

	As of December 31,
	2011	2010
	(EUR in millions, unless otherwise indicated)
Risk position	113,283	124,077
Tier 1 capital	17,414	15,347
Regulatory capital (available financial resources)	20,216	18,259
Tier 1 ratio	15.4%	12.4%
Total capital ratio	17.8%	14.7%

The “risk position” indicator is the product of the total amounts of capital charges for counterparty risks, market risks and operational risks multiplied by 12.5.

KfW is not subject to the requirements of sections 10 and 10a of the German Banking Act (Kreditwesengesetz). However, KfW calculates the regulatory capital ratios on a voluntarily basis for internal purposes. KfW applies all material rules in calculating these ratios. In-house rating methods are used for large sections of the loan portfolio to calculate the capital requirements (advanced internal ratings-based approach).

Similar to the application of the requirements of the German Banking Act (Kreditwesengesetz), KfW is also exempt from the scope of the EU capital requirements directive (CRD). However, KfW will implement the amendments which come into force from 2013 on a voluntary basis, similarly to its previous approach. As part of internal reporting, the regulatory risk-bearing capacity is already calculated indicatively, taking account of the current status of the Basel III drafts. KfW, in general, already fulfills the minimum ratios which will apply from 2019. However, in view of the still open discussions and the pending finalization of key aspects, KfW has not published any specific figures yet.

KfW Bankengruppe’s regulatory capital ratios for 2011 improved significantly compared to 2010. As of December 31, 2011, the total capital ratio taking into account the consolidated comprehensive income was 17.8% (year-end 2010: 14.7%), and the core capital ratio was 15.4% (year-end 2010: 12.4%). This positive development was largely due to the increase in regulatory capital due to the consolidated comprehensive income in 2011. In addition, the selective reduction of risk positions and methodical further development of risk assessment contributed to the decline in capital requirements for credit risks. The low capital requirement for market price risks is due to the fact that KfW uses the rules for non-trading-book institutions. The regulatory capital requirements for market price risks result solely from the requirement to back open foreign exchange positions (Unterlegungspflicht).

The following chart provides an overview of KfW’s regulatory risk-bearing capacity as of December 31, 2011.

Economic Risk-Bearing Capacity

To assess its economic risk-bearing capacity, KfW compares its economic capital requirement for potential losses from material risks against its available financial resources. KfW uses an economic solvency target of 99.99% as the basis for this.

KfW makes an inventory of its risks at least once a year in order to determine its material risks. The risk inventory identifies and defines categories of risk relevant for KfW in a structured process, and then subjects these to an evaluation of materiality. The materiality of a risk category depends primarily on the potential risk for KfW’s net assets, earnings and liquidity. The key outcome of the risk inventory is the overall risk profile, which provides an overview of the group’s material and immaterial risk categories.

The most significant risk category at KfW is credit risk. It means the risk of losses if business partners fail to meet their payment obligations to KfW, in due time or in full (default) or their credit ratings worsen (migration). Credit risk thus comprises counterparty default and migration risk. Risk measurement is based primarily on the following three variables:

•	the (expected) amount of receivables at the time of a potential default (exposure at default, or EAD);

•	the probability of a business partner’s default (probability of default, or PD); and

•	the (expected) loss rate upon default (loss given default, or LGD).

The probability of default is estimated for each business partner with the aid of rating methods. The result of the rating measures is an estimate of the probability that a counterparty will be unable to fulfill its obligations within the next twelve months. The estimated loss given default takes account of the existence of collateral.

The product of the three aforementioned variables is the expected loss – the statistical average loss predicted to arise over a number of years. The expected loss is taken into account when determining risk-bearing capacity by deducting it from the available financial resources in accordance with the supervisory requirements of sections 104 et seq. of the German Solvency Regulation (Solvabilitätsverordnung – SolvV).

The economic capital requirement for credit risks is quantified by Risk Controlling with the aid of statistical models. For credit risks, the loss potential is computed using a loan portfolio model and using the risk measure “credit value-at-risk.” The difference between credit value-at-risk and expected loss is referred to as the economic capital requirement. Migration risks are taken into account in the forward-looking component of the calculation of the risk-bearing capacity, on the basis of scenarios.

The group takes a similar approach with regard to market price risks. In the case of such risks, the possible loss of present value in a worst case scenario (defined by the solvency level) is determined for each type of risk using statistical models. The economic capital requirement is equal to this loss of present value.

The capital requirement for operational risks is calculated using the regulatory standard approach according to the German Solvency Regulation (Solvabilitätsverordnung – SolvV).

The forecast period for all risk categories is one year. The capital requirement for credit and market price risks is aggregated conservatively (i.e., without taking diversification effects into account).

Using this method, the economic risk-bearing capacity as of December 31, 2011 satisfied a solvency level of 99.99%. The excess coverage of the available financial resources beyond the total capital requirement as of December 31, 2011 (EUR 7,658 million) improved compared to 2010 (EUR 6,985 million). The increase was partly due to the higher available financial resources, which are principally attributable to the consolidated comprehensive income in 2011. The rise in overall capital requirements in 2011 compared to 2010 was primarily due to market price risks. In contrast to the regulatory requirements of pillar I on non-trading-book institutions, pillar II’s economic analysis also takes account of interest-rate risk, credit-spread risk and other market price risks. In addition, in contrast to the pillar I approach, it uses an internal model for currency risk. The increase in capital requirement for market price risks compared to the previous year largely results from adjustments to the methods used. See “Market Price Risk” below.

The following chart provides an overview of KfW’s economic risk-bearing capacity as of December 31, 2011 and as of December 31, 2010.

Hidden reserves (stille Reserven) and hidden burdens (stille Lasten) from the securities portfolio are treated separately: the balance of hidden reserves and hidden burdens existing as of the balance sheet date on the basis of IFRS is offset against the available economic capital buffer (excess coverage) in a memo item. Excess coverage after hidden reserves and hidden burdens (on the basis of IFRS) amounted to EUR 7,058 million as of December 31, 2011.

KfW addresses liquidity and other risks by monitoring appropriate key figures and by regularly testing the processes of its banking operations.

KfW’s risk measurement is based on state-of-the-art models used in banking practice. However, each model represents a simplification of a complex reality and builds on the assumption that risk parameters observed in the past can be considered representative of the future. Not all possible influential factors and their complex interactions can be identified and modeled for the risk development of a portfolio. This is one reason why KfW carries out stress tests both in the credit risk models and the market risk models. The group works continually to refine its risk models and processes. Thus, the parameters of the loan portfolio model were changed in 2011 and the aggregation of types of risk revised – prompted by the third MaRisk amendment. In 2012, the foreseeable changes under Basel III, meaning increased liquidity and capital requirements, will be one of the focuses for further development.

Stress and Scenario Calculations

When assessing risk-bearing capacity, KfW takes into account potential additional capital requirements for stress scenarios calculated in accordance with conservative standards. To ensure a stronger proactive focus in its risk-bearing capacity concept, KfW monitors, on a quarterly basis, a forecast scenario (baseline scenario), a downturn scenario (slight economic slowdown) and a stress scenario (deep recession), and their effects on economic and regulatory risk-bearing capacity. This forward-looking component documents KfW’s resilience and ability to act in the event of one of these scenarios materializing and, as such, provides direct management stimuli.

The forecast scenario provides a preview of risk-bearing capacity at year-end and includes the impact of the expected economic development on credit risks and interest rates. The current forecast for year-end 2012 shows a decrease in the excess coverage of the available financial resoures over the economic capital requirement compared to December 31, 2011. The main reason for the forecast decrease is the planned conversion to a more sophisticated model for measuring interest rate risks. The new model will increase the economic capital requirement for market price risks.

In the downturn and stress scenario, effects on earnings and changes in the capital requirement are simulated for a 12-month period assuming (different degrees of) negative economic development. In the stress scenario, the effects of a severe recession are depicted. In both scenarios KfW assumes an overall increase in credit risks (counterparty and migration risks). These scenarios anticipate a decline in euro and U.S. dollar interest rates. At the same time, it is assumed that increasing market uncertainties will lead to increased volatility in interest rates, currencies and credit spreads, as a result of which the economic capital requirement for the corresponding types of risk will rise. Potential losses from operational risks also reduce the available financial resources in the stress scenario.

On the basis of the analyses carried out, KfW would expect a reduction in excess coverage of EUR 7.7 billion to EUR 2.2 billion in the stress scenario. Accordingly, KfW would expect its risk-bearing capacity to be assured at a solvency level of 99.99%, even under unfavorable economic conditions.

Further stress tests are carried out in addition to the tests based on economic scenarios, to examine the resilience of KfW’s risk-bearing capacity. Current potential macroeconomic dangers form the basis for the changing scenario stress tests. The concentration and inverse stress test introduced in 2011 – in accordance with the new requirements of the third MaRisk amendment – show how concentration risks materializing in unfavorable constellations could bring KfW’s risk-bearing capacity to its limits.

Types of Risks

Counterparty Default Risk. KfW Bankengruppe assumes counterparty risks related to its promotional mandate. The main risks in the domestic promotional lending business are in the areas of start-up finance for small and medium-sized enterprises and equity investments, as KfW, particularly in these segments of domestic promotion, also bears end-borrower risks (for a large proportion of domestic promotion, the on-lending banks bear the end-borrower’s default risks as part of the principle of disbursement through the end-borrower’s own bank (Hausbankprinzip)). In addition, KfW assumes risks in the context of export and project finance as well as in the context of promotion for developing and transition countries.

Counterparty default risk is defined as the risk of financial loss that can occur if the borrower or counterparty fails to meet contractual payment obligations. Counterparty default risk also includes country risk, comprising transfer, conversion and political risks.

Counterparty default risk is measured by estimating the PD, EAD and LGD.

In identifying the probability of default, the group uses internal rating procedures for banks, corporates, small- and medium-sized enterprises, private equity investors, private equity investees, the self-employed, start-up businesses, and countries. These procedures are based on scorecards and follow a uniform and consistent model architecture. Scorecards are a mathematical and statistical model and/or an expert-knowledge-based model. The individual risk factors considered relevant for credit rating are converted into a score depending on their value and weighted for aggregation. A simulation-based rating method is often used for specialized financing, and cash flow-based rating methods are applied for structured products. For securitization transactions, tranche ratings are determined by use a randomized approach on the basis of the default pattern of the asset pool and the waterfall structure of the transactions. The rating procedures aim at forecasting one-year default probability. As a rule, the middle- and back office-departments (Marktfolge) are responsible for preparing ratings for risk-bearing business – there are exceptions to this process in the on-lending business. Ratings are updated at least once per year with the exception of ratings for business partners with whom only retail business is conducted.

Mapping the default probability to a master scale which is uniform for the entire KfW Bankengruppe ensures comparability of ratings issued using different rating procedures and for various business areas. The master scale consists of 20 different classes that can be divided into four groups: investment grade; non-investment grade; watch list; and default. The range of default probabilities and the average default probability are defined for each master scale class.

Specific organization regulations, which mainly specify the responsibilities, competencies and control mechanisms associated with a particular rating, apply to each rating procedure. External ratings are mapped to the KfW master scale to ensure the comparability of internal ratings within KfW Bankengruppe with ratings of external rating agencies. Periodic validation and further development of the rating procedures ensure that KfW is able to rapidly respond to changes in overall conditions. Rating instruments and procedures largely meet the minimum requirements of the prevailing regulatory standards (MaRisk/Basel II).

EAD and valuation of collateral are heavily weighted when determining the severity of loss. Collateral has a risk-mitigating effect in calculating LGD. When valuing acceptable collateral the expected net revenue from realizing the collateral in case of loss is estimated over the entire loan term. This estimate takes into account haircuts based, in the case of personal guarantees, to take into account the probability of default and the magnitude of loss incurred by the collateral provider. For tangible collateral, the haircuts are chiefly attributable to fluctuations in market prices and depreciation. The determined value is an important element in estimating loss given default within KfW Bankengruppe. Depending on the availability of data, the various valuation procedures for individual types of collateral are based on internal and external historical data and expert estimates. The valuation parameters are reviewed on a regular basis, with a view to achieving reliable valuations of individual collateral. The uniform management, valuation and recognition of collateral across the group are regulated by a risk manual.

KfW Bankengruppe has a limit framework (i.e., limit management systems), risk guidelines for countries, sectors and products as well as various portfolio guidelines to limit risks from new business. These instruments form the basis for the second vote on lending transactions. They are designed to support an adequate quality and an appropriate risk structure of KfW’s portfolio. The portfolio guidelines, which take into account the special nature of KfW’s promotional business, distinguish between types of counterparties and product variants and define the general conditions under which business transactions may be conducted. In addition, risk guidelines for countries, sectors and products are defined in order to react to existing or potential negative developments by setting specific requirements for lending or by stopping new business at short notice. Ultimately, the limit framework serves to restrict risk concentrations in the loan portfolio (with respect to countries, sectors and individual counterparty risks) and, consequently, mitigate the impact of major individual losses.

Existing higher-risk exposures are divided into a watch list and a list of non-performing loans. The watch list serves to identify potential problem loans early and, if necessary, to allow preparations for the handling of these loans to be made. KfW regularly reviews and documents the economic situation, the particular borrower’s market environment and the collateral provided, and formulates proposals for remedial action – particularly for risk-limiting measures. In the case of non-performing loans and also to a great extent for watch-list commitments, the units in charge of restructuring are responsible for this process. This enables the involvement of specialists at an early stage to ensure professional management of problem loans. The assumption of responsibility for watch-list cases at KfW IPEX-Bank is decided on a case-by-case basis by Risk Management in consultation with KfW IPEX-Bank’s unit responsible for restructuring.

Risk Provisions for Lending Business. KfW Bankengruppe takes appropriate measures to address all identifiable default risks in its lending business by making risk provisions for loans. These risks also include political risks resulting from financing transactions outside Germany. For loans with an immediate risk of default (i.e., non-performing loans) KfW recognizes individual impairment charges or provisions for undisbursed portions. These events are identified on the basis of criteria that meet both Basel II and IFRS requirements. Criteria include the identification of considerable financial difficulties on the part of the debtor, payment arrears, concessions made to the debtor owing to its financial situation (e.g., in the context of restructuring measures), conspicuous measures undertaken by the debtor to increase its liquidity, and a substantial deterioration in the value of collateral received. These criteria are further specified in KfW’s risk manual. Individual impairment charges are determined by means of an impairment procedure. The calculation of individual impairment charges is also based on an individual assessment of the borrower’s ability to make payments in the future. The calculation takes into account the scope and value of the collateral as well as the political risk. A simplified impairment procedure is performed for small and standardized loans on the basis of homogeneous sub-portfolios.

Risk provisions for latent risks (i.e., portfolio impairment) are derived from the valuation of loan receivables in the context of annual rating procedures and collateral valuations. Portfolio impairment charges are recorded for both economic and political risks. The basis for this is the expected loss model described above, which is adjusted for IFRS purposes. Risk provisions for irrevocable loan commitments and financial guarantees are set up using the same method of calculation.

Further portfolio impairment charges taken for the sectors and countries particularly affected by the economic crisis were further reduced in 2011 as a result of the economic recovery.

Maximum Risk of Default. According to IFRS 7.36, the maximum exposure to credit risk for KfW Bankengruppe arising from financial instruments is the total loss of the respective risk positions. Contingent liabilities and irrevocable loan commitments are also taken into account. Carrying amounts have been reduced by the risk provisions made.

Payment arrears on the balance sheet date were reported only in loans and advances to banks and customers, and securities and investments. Individual impairment charges were also reported under contingent liabilities and irrevocable loan commitments.

MAXIMUM RISK OF DEFAULT

	Loans and advances to banks		Loans and advances to customers		Value adjustments from macro fair value hedge accounting		Derivatives used for hedge accounting; other derivatives		Securities and investments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments
	As of December 31,		As of December 31,		As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Carrying amount as equivalent for maximum risk of default	290,810	263,222	113,528	102,878	13,468	7,478	41,494	29,891	31,904	35,236	62,007	72,257
Risk provisions	162	200	4,778	5,221	0	0	0	0	15	20	256	484
Carrying amount neither past due nor impaired	290,308	262,969	110,392	100,984	13,468	7,478	41,494	29,891	31,625	34,993	62,003	72,256
Collateral	191,053	170,154	27,690	23,627	0	0	11,520	9,353	1,677	94	1,659	2,828

FINANCIAL INSTRUMENTS PAST DUE AND NOT INDIVIDUALLY IMPAIRED

	Loans and advances to banks		Loans and advances to customers		Securities and investments; investments accounted for using the equity method
	As of December 31,		As of December 31,		As of December 31,
	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Carrying amount less than 90 days past due	323	86	882	268	2	1
Carrying amount 90 days and more past due	24	16	985	215	0	0
Collateral	310	56	461	257	0	0

INDIVIDUALLY IMPAIRED FINANCIAL INSTRUMENTS

	Loans and advances to banks		Loans and advances to customers		Securities and investments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR in millions)
Carrying amount	154	151	1,268	1,411	277	242	4	1
Individual impairments, provisions	66	88	4,232	4,483	0	0	210	429
Collateral	35	26	540	428	6	7	0	0

At year-end 2011, EUR 1.7 billion of financial instruments net after deduction of risk provisions (year-end 2010: EUR 1.8 billion), was classified as individually impaired out of EUR 553 billion (year-end 2010: EUR 511 billion) in financial instruments outstanding. Potential losses are conservatively estimated, and individual impairments totaled EUR 4.5 billion at year-end 2011 (year-end 2010: EUR 5.0 billion). The individual impairments included provision for risks from the various IKB rescue measures in the amount of EUR 3.2 billion (year-end 2010: EUR 3.7 billion). The EUR 22.3 billion transaction mandated by the Federal Government as part of the support measures for Greece is completely hedged by a federal guarantee and thus is not shown in the portfolio of individually impaired financial instruments.

In addition to provisions for immediate risks of default, KfW Bankengruppe makes provisions for latent risks of default (economic and political risks). As of December 31, 2011, risk provisions for transactions not individually impaired totaled EUR 0.7 billion (year-end 2010: EUR 0.9 billion). The collateralization of loans in the group portfolio primarily relates to KfW’s on-lending business and promotional business guaranteed by the Federal Republic or individual federal states. The collateral is presented as recognized for purposes of internal management of economic risks. Participation effects are taken into account in order to avoid double reporting of collateralization. By far the largest portion of collateral is attributable to assigned end-borrower receivables from on-lending business. Tangible collateral (e.g., ships and airplanes) plays only a minor role compared to the total amount of collateral.

The high exposure relating to derivatives with positive fair values has to be put into the context of the netting agreements with counterparties. These netting agreements also include derivatives with negative fair values and considerably reduce the counterparty risk.

The group experienced an increase in loans and advances which were past due and not individually impaired in 2011. The loans and advances less than 90 days past due were largely in arrears of one day and have since been settled. The loans and advances to customers which were in arrears for 90 days or longer include defaulted loans from the KfW Sonderprogramm. No individual risk provisions were made due to the full federal guarantee for these transactions.

In 2011, KfW Bankengruppe did not take possession of any significant assets previously held as tangible collateral.

Portfolio Structure. The contribution of individual positions to the risk associated with KfW Bankengruppe’s loan portfolio is assessed based on an internal portfolio model. Concentrations of individual borrowers or groups of borrowers give rise to the risk of major losses that could jeopardize KfW’s existence. On the basis of the economic capital concept, the Risk Controlling department measures the risk concentrations by individual borrower, sector and country. Risk concentrations are primarily reflected in the economic capital requirement. This process ensures that not only high risk volumes but also unfavorable probabilities of default and undesirable risk correlations are taken into account. These results form a central basis for the management of the loan portfolio.

Regions. At year-end 2011, 67% of the group’s loan portfolio (which includes loans as well as securities and investments in performing business) in terms of economic capital requirements was attributable to the euro area (year-end 2010: 73%). In Germany, the alignment of the economic capital requirement for domestic government-guaranteed lending business, including the lending business with special credit institutions of the federal states, to the supervisory approach (zero weighting), resulted in a noticeable decrease in capital employed. Repayments of global loans and covered bonds (Pfandbriefe) in Portugal and fixed-term deposits in France and Austria led to lower capital employed in the euro area (excluding Germany).

Sectors. The significant share of overall capital required for credit risks attributable to the financial sector is due to KfW Bankengruppe’s promotional mandate. The most significant portion of the group’s domestic promotional lending business consists of loans that are on-lent through banks. The decrease in capital employed in the financial sector is largely due to the above-mentioned zero weighting of the lending business with domestic government-guaranteed special credit institutions of the federal states. In the commodities sector, in particular new business in renewable energies led to an increase in capital employed.

Credit Quality. Credit quality is a major factor influencing the economic capital requirement, such that it is appropriate in analyzing the credit quality structure to examine the distribution of net exposures by credit quality category. The zero weighting of the domestic government-guaranteed lending business will result in a stronger decrease in net exposure in the investment-grade area. This will cause an increase in the relative share of other credit quality categories with respect to the overall portfolio’s net exposure. However, the average probability of default of the group’s loan portfolio remained almost unchanged compared to 2010. The group’s loan portfolio thus continued to show a good credit quality structure in 2011.

Structured Products in the Group Portfolio. The group’s portfolio of structured products, divided into asset-backed securities (ABS) and platform securitizations (i.e., PROMISE and PROVIDE), is presented separately.

Asset-Backed Securities. In addition to its own ABS holdings, the group’s ABS portfolio includes ABS investments in special funds. These investments were again reduced in 2011.

The ABS had a par value of around EUR 4.4 billion as of December 31, 2011. Accounting for the mark-to-market valuation of the securities reported at fair value and impairments, the portfolio had a total value (including pro-rata interest) of EUR 4.1 billion. The following tables show the composition of the ABS portfolio by asset class, rating and geographic distribution of the underlying assets in the securitization portfolios.

EXPOSURE BASED ON PAR VALUES

	As of December 31, 2011
	CLO	RMBS	CMBS	CDO	ABS & other	Total 2011	Total 2010
	(EUR in millions)
Investment grade	1,573	862	323	14	849	3,621	4,123
Non-investment grade	276	22	—	2	1	301	322
Watch list	35	65	6	—	—	107	80
Default	202	13	47	142	—	404	471

	2,086	962	377	158	850	4,433	4,995

The portfolio volume in 2011 was lower than in 2010 due to repayments and sales of some holdings (decrease in par value of EUR 0.6 billion). A comparison of the portfolio’s rating structure shows a reduction in default holdings, which is attributable to repayments and improvements in credit quality. The asset pool’s geographical distribution has changed little compared to 2010; the regional focus of the ABS portfolio remains on Europe.

Overall, in 2011 European securitizations, including German securitizations, showed a solid performance. The cumulative default rates for European securitizations remain low.

The group has indirect exposure to additional risks associated with structured securities, via the risk protection measures for IKB. KfW assumed all of IKB’s rights and obligations under IKB’s liquidity lines to refinance the special purpose entities of the Rhineland Funding Capital Corporation conduit. Taking into account redemptions and loss realization, receivables in the amount of EUR 3.4 billion from the purchasing companies remained outstanding as of December 31, 2011. Impairment charges of EUR 3.1 billion have been taken on these receivables.

Platform Securitizations. Banks may transfer credit risks synthetically from SME loan portfolios to the capital markets using the PROMISE securitization platform. KfW complements its promotional offering with its PROVIDE securitization program, which seeks to securitize private housing loans. The securitization of housing loans and corporate loans each accounted for around half of the underlying asset volume in platform securitizations as of December 31, 2011. As of the same date, the volume securitized via the platforms totaled EUR 8.4 billion. Of this total, EUR 8.3 billion was securitized through portfolio credit default swaps or credit-linked notes. The group has retained risks from senior tranches with respect to the remaining approximately EUR 0.05 billion. The decline in the securitization volume of EUR 7.0 billion at year-end 2011 compared to year-end 2010 was primarily a result of the use of the originator banks’ call options. In addition, no new business was entered into in 2011.

Risk in the platform business is primarily determined by the quality of the securitized portfolios. There are currently no immediate loss expectations for KfW.

Commitments in European Crisis Countries

The following table shows the net carrying amounts of the liabilities to public-sector borrowers (including municipalities and local authorities) in the countries particularly affected by the euro sovereign debt crisis and to banks in these countries.

	Net carrying amount (including irrevocable loan commitments)
	December 31, 2011		December 31, 2010
		of which collateralized		of which collateralized
	(in EUR millions)
Country
Greece	22,398	22,320	22,657	22,341
of which public-sector borrowers	22,380	22,307	22,611	22,324
of which financial institutions	18	13	46	17
Spain	3,211	2,510	3,644	2,904
of which public-sector borrowers	399	—	121	—
of which financial institutions	2,812	2,510	3,523	2,904
Italy	1,746	652	3,110	717
of which public-sector borrowers	387	—	464	—
of which financial institutions	1,359	652	2,646	717
Ireland	1,486	1,211	1,832	1,156
of which public-sector borrowers	2	—	2	—
of which financial institutions	1,484	1,211	1,830	1,156
Portugal	560	236	2,689	1,603
of which public-sector borrowers	115	—	118	—
of which financial institutions	445	236	2,571	1,603
Total	29,401	26,928	33,932	28,722

The net carrying amounts in the above table were determined depending on their IAS 39 measurement category, taking into account any impairments or fair value measurements, and also include pro-rata interest. With the derivatives, transactions with the same counterparty are offset against one another on the basis of contractual provisions for offsetting, regardless of provisions for offsetting for reporting purposes. Irrevocable loan commitments and other contingent liabilities are also included.

Of the commitments shown, as of December 31, 2011, a total of EUR 27,248 million (year-end 2010: EUR 31,652 million) was attributable to the “loans and receivables” measurement category, EUR 55 million (year-end 2010: EUR 55 million) to “held-to-maturity investments”, EUR 763 million (year-end 2010: EUR 985 million) to “available-for-sale financial assets” and EUR 1,335 million (year-end 2010: EUR 1,240 million) to “financial assets at fair value through profit or loss.”

The largest item was the commitment of EUR 22.3 billion for Greece mandated by the Federal Government in 2010 (which benefits from a federal guarantee). The other commitments to public-sector borrowers were largely bonds held in the liquidity portfolio. The commitments to financial institutions largely consisted of covered bonds (Pfandbriefe). The remainder of the portfolio consisted of primarily global loans, financial derivatives and bank bonds.

Apart from the federal guarantee for the transaction with Greece mandated by the Federal Government, the collateral primarily consisted of cash collateral of EUR 0.9 billion (at year-end 2010: EUR 0.9 billion) from the derivatives business. In addition, the EUR 3.4 billion (year-end 2010: EUR 5.2 billion) in covered bonds (Pfandbriefe) in the portfolio is also presented as a collateralized commitment.

Commitments are also subject to strict and regular monitoring in internal management. In new business management, business with or in these countries has higher collateral requirements. In some cases there is also a fundamental freeze on new business. During the course of 2011, the internal ratings for these countries and the banks in these countries were also downgraded, limiting, among other things, the scope for new business as a whole across all sectors. Because KfW’s risk management is based on its own internal ratings, the changes to external country and bank ratings by independent rating agencies have no direct influence on KfW’s risk assessments.

There was a selective reduction of risk positions in the group’s exposures in 2011. In particular, through repayments of global loans and covered bonds (Pfandbriefe), and reallocation of money market transactions, KfW substantially reduced its exposure to banks, especially in Italy, Portugal and Spain.

Market Price Risk

Market price risks result primarily from potential losses that may arise from changes in the following:

•	the interest structure (interest rate risks);

•	exchange rates (currency risks);

•	issuer-related premiums on the interest rate of securities (credit spread risks); and

•	other market prices (e.g., share prices, commodity prices).

KfW and its subsidiaries are non-trading book institutions as per the German Commercial Code; consequently, their market price risks are limited to the banking book. The largest concentration within market price risks is interest-rate risk, with an average of 75% of the economic capital requirement over the course of the year.

In 2011, the model for measuring interest rate and currency risks was substantially revised, with the objective of standardizing and methodically further developing it across KfW Bankengruppe.

•

The method for calculating the economic capital requirement for interest-rate risks was revised in 2011. The Monte Carlo simulation on the basis of a Cox-Ingersoll-Ross interest structure model previously used, will be replaced by a parametric delta-normal model in future. The new method will be used from January 1, 2012. Therefore, the effects of the shift will only be shown in 2012. The additional economic capital that will be required as a result of these adjustments amounts to approximately EUR 800 million.

•

The economic (present value) approach was established in addition to the accounting approach as the primary management instrument for measuring the economic capital requirement for currency risks. The definition of the economic capital requirement was also revised (see “Currency Risks” below).

•

When determining the economic capital requirement, diversification effects between market and credit risks since June 30, 2011 were not taken into account; instead a conservative approach has been used since that date even in extreme market situations.

The following chart provides an overview of the key developments in methods in 2011 and their implementation:

In total, market price risks within the group required a total of EUR 3,584 million in economic capital as of December 31, 2011. This position was composed of the following individual risks:

TOTAL ECONOMIC CAPITAL FOR MARKET PRICE RISKS

	As of December 31,
	2011	2010
	(EUR in millions)
Interest rate risks	2,430	1,623
Currency risks	480	114
Credit spread risks	511	425
Other market price risks	163	121

Market price risk	3,584	2,283

Interest Rate Risks. The main market price risk component in KfW Bankengruppe is interest rate risk. The group assumes limited interest rate risks in order to take advantage of long-term opportunities for returns. Additionally, interest rate risks arise from the special design of the domestic lending business with its prepayment options. KfW takes this into account in its risk management by including the estimated future volume of exercised prepayment options in its funding strategy.

To record interest rate risks in its banking book, KfW Bankengruppe uses standard software that integrates all data relevant for risk assessment. The current balances of interest rate maturities (e.g., euro, U.S. dollar and British pound) are determined with the aid of this standard software. On this basis, KfW Bankengruppe regularly performs value-at-risk calculations to assess its interest risk position.

Key optional components of business are accounted for in the group’s cash flow. The economic capital requirements, as well as credit risks, are identified for a period of one year. Periodic stress tests supplement this calculation to estimate possible losses under extreme market conditions. These have been adapted to current supervisory requirements (Statutory parallel upward (or downward) shift in the yield curve by 200 basis points. The less favorable result in each case is reported. Up to and including October 2011, the shift in basis points was +130 basis points (or -190 basis points)). In addition to the parallel shift in the yield curve prescribed by supervisory law, these tests included scenarios such as an inversion of the yield curve and an extension of the holding period.

The capital requirement for interest-rate risks rose as of December 31, 2011. The key drivers of the rise were a change in correlation assumptions and a slightly increased risk position, which included both internal and debt financing.

Currency Risks. Foreign currency loans are largely refinanced in the same currency or secured by appropriate foreign currency hedging instruments. Open currency positions on the statement of financial position resulting from accrued margins or impairment losses are generally closed as soon as possible.

DEG’s foreign currency equity investments and to a small extent KfW Entwicklungsbank’s promotional instruments are only funded in the same currency if this is possible and practical.

The method for measuring and managing currency risk was substantially revised in 2010 and 2011. The main change affected the shift in the management of risk from a German Commercial Code (Handelsgesetzbuch — HGB) accounting approach to an economic (present value) approach. This change now allows the group’s currency risk to be reflected consistently irrespective of accounting standards.

The new management concept for currency risks focuses more on operational circumstances. For currency risk, it is possible to close the risk positions at short notice both in market terms and in terms of operating processes if the operating loss of value in the calendar year exceeds a predefined stop loss buffer. The economic capital requirement will therefore be re-determined as the sum of this buffer and a “position risk” (possible loss during closure). The value-at-risk risk measure is used to determine the position risk; the holding period is based on the time needed to close the position (2 months). The aim of avoiding exchange rate effects on the income statement was maintained within the management concept.

The increase in the capital requirement for currency risks as of December 31, 2011 was largely due to this change of method.

Credit Spread Risks. For the group, risks arising from credit spread changes are estimated for positions in the “available-for-sale financial assets” and “financial assets at fair value through profit or loss” categories. The economic capital requirement is determined by means of a historical simulation on the basis of a time series comprising the previous year (250 trading days). The value-at-risk is initially ascertained from credit spread changes for a holding period of one day at a confidence level of 95%, and then scaled to a period of one year and a solvency level of 99.99%.

The increased economic capital required to back credit spread risks is largely due to the spread volatility caused by the euro debt crisis.

Other Market Price Risks. Other market price risks include risks from certain investments and commodity price risks from CO2 certificates. The risks from CO2 certificates arise as a result of the group’s decision to act as an intermediary between the buyers and sellers of CO2 certificates. As a result, KfW also keeps certificates on its own books.

Other market price risks are measured for each risk type using an independent variance/covariance approach. The required parameters (price volatility and the expected value of changes in prices) are calculated using historical data. The historical data used for estimating the model parameters for CO2 certificates are daily prices since June 2005, and for share price risks, monthly prices since the beginning of 2005.

The economic capital requirement for other market price risks rose primarily due to the higher value of KfW’s investments.

Liquidity Risk

Liquidity risk is the risk of a lack of liquidity. KfW differentiates between institutional liquidity risk (i.e., the risk of not being able to meet payment obligations) and market liquidity risk (i.e., the risk that the required funds are only available at costs higher than the risk-commensurate interest rate).

The primary objective of liquidity management is to ensure that KfW Bankengruppe is at all times capable of meeting its payment obligations. Although KfW’s subsidiaries are principally responsible for ensuring and managing their own liquidity and complying with the existing regulatory requirements, KfW is available as a contractual partner for all of its subsidiaries’ commercial transactions, particularly for their funding. For this reason the liquidity requirements of the subsidiaries are included both in KfW’s funding schedule and in the liquidity maintenance strategy.

Liquidity risk is measured on the basis of the liquidity risk indicator under regulatory law, the utilization threshold in accordance with the KfW Law and economic scenario analyses.

A significant component for the assessment of liquidity risk is the contractual payment obligations (principal and interest) of KfW Bankengruppe arising from financial instruments. The following table presents the group’s contractual payment obligations:

CONTRACTUAL PAYMENT OBLIGATIONS ARISING FROM FINANCIAL INSTRUMENTS BY MATURITY RANGE

	December 31, 2011 (1)
	Up to 1 month	More than 1 month, up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more	Total
	(EUR in millions)
Liabilities to banks and customers	20,880	4,634	6,906	11,852	15,296	59,568
Certificated liabilities	25,411	21,708	50,035	203,733	147,594	448,482
Net liabilities under derivative financial instruments	-983	-611	-1,698	-9,673	-21,818	-34,785
of which liabilities under derivative financial instruments	16,391	18,853	36,274	147,495	91,276	310,288
Subordinated liabilities	0	0	146	314	3,303	3,763

Liabilities under on-balance sheet financial instruments	45,308	25,731	55,389	206,226	144,374	477,028

Contingent liabilities	6,287	0	0	0	0	6,287
Irrevocable loan commitments	55,720	0	0	0	0	55,720
Liabilities under off-balance sheet financial instruments	62,008	0	0	0	0	62,008

Liabilities under financial instruments	107,315	25,731	55,389	206,226	144,374	539,036

	December 31, 2010 (1)
	Up to 1 month	More than 1 month, up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more	Total
	(EUR in millions)
Liabilities to banks and customers	13,355	2,848	1,831	13,366	18,979	50,380
Certificated liabilities	9,855	15,183	34,179	199,748	143,622	402,587
Net liabilities under derivative financial instruments	-674	-327	-3,201	-6,453	-14,208	-24,862
of which liabilities under derivative financial instruments (2)	13,612	29,820	26,783	151,925	103,174	325,315
Subordinated liabilities	0	0	146	404	3,359	3,909

Liabilities under on-balance sheet financial instruments	22,536	17,705	32,956	207,065	151,752	432,014

Contingent liabilities	6,982	0	0	0	0	6,982
Irrevocable loan commitments	65,276	0	0	0	0	65,276
Liabilities under off-balance sheet financial instruments	72,257	0	0	0	0	72,257

Liabilities under financial instruments	94,793	17,705	32,956	207,065	151,752	504,271

(1)	The net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as liabilities under derivative financial instruments. Irrevocable loan commitments and contingent liabilities are generally allocated to the first maturity range.

(2)	Adjustment of corresponding figures for the previous year due to refinement of the method. Non-cash liabilities from nominal values of interest-related derivatives are no longer taken into account.

Liquidity risk management is based on scenario calculations. This approach first analyzes the expected inflow and total outflow of funds for the next twelve months based on business already concluded. This basis cash flow is then supplemented by uncertain payments (e.g., borrowings from the capital market, expected loan defaults or planned new business). The result provides an overview of the liquidity required by KfW in the next twelve months. The required liquidity is calculated for a total of four scenarios. Stress is placed on market-wide and institution-specific risk factors and an evaluation of the impact on KfW Bankengruppe’s liquidity is made.

The available liquidity potential is calculated on a parallel basis. It largely consists of KfW’s ECB collateral account, repo assets, liquidity portfolios and the volume of commercial paper that is regularly placeable on the market. Available liquidity is subjected to stress analysis in the same way as the other cash flow components in the market-wide stress case, institution-specific worst case scenario and worst case scenario tests.

The ratio of cumulative required liquidity to the cumulative available liquidity potential is calculated for each scenario. This figure may not exceed the value of 1 in any scenario for any period. The prescribed horizon in the normal case scenario is 12 months, in the market-wide stress case six months, and in the two worst case scenarios, three months.

The key figures are calculated and reported to the Market Price Risk Committee on a monthly basis. The following table shows the key risk indicators for the scenarios as of December 31, 2011:

LIQUIDITY RISK INDICATORS AS OF DECEMBER 31, 2011

Normal case	0.29
Market-Wide stress case	0.47
Institution-Specific worst case	0.41
Worst case	0.51

Because the indicators for all four scenarios including the extremely conservative “worst case” are significantly below 1, KfW believes it has a comfortable liquidity position as of the date of this report.

Operational Risks and Business Continuity Management (Operating Risks) and Other Risks

KfW Bankengruppe uses operational risks (“OpRisk”) as the umbrella term for operational risks and risks arising from business interruption (business continuity management).

The organizational structure provides for a two-tier system comprising both decentralized management units and central control units liaising with the Operational Risk Committee. Operating risks are managed in a decentralized manner within the business areas and subsidiaries, by the respective directors and/or managing directors and the coordinator of the operational risks and business continuity management function. An operating risk management team performs central control of operating risks in the area of risk management and control. It develops the methods and instruments for identifying and assessing operating risks and monitors their uniform application.

The objective of management and control of operational risks and business continuity management is to identify and prevent potential losses for KfW ahead of time, in other words to make emergencies and crises manageable and secure the bank’s structural ability to remain in operation despite the loss of key resources.

In compliance with section 269 of the German Solvency Regulation (Solvabilitätsverordnung – SolvV), KfW defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risks. It does not include reputational or strategic risks.

Losses which have occurred are recorded in an OpRisk events database.

Operational risks are also systematically recorded in the risk assessments which are carried out in all departments and across selected process chains. Operational risks are measured within the risk assessments on the basis of data-supported expert estimates which are backed by a distribution assumption for loss frequency and amount. An increased risk potential detected in a risk assessment is reported to the respective senior vice president and first vice president. Throughout the year, the respective business areas have to check the implementation of risk indicators for the purpose of monitoring whether the risk potentials which were established in the risk assessment are above a fixed threshold value. Each quarter, a detailed report is made of the loss events recorded and any measures introduced in the relevant departments as a result. The Executive Board, the Board of Supervisory Directors and the Operational Risk Committee are briefed monthly or quarterly as part of the risk report. If certain fixed level of loss are exceeded, ad hoc reports are made.

Capital charges for operational risks are calculated in accordance with the standardized approach pursuant to section 272 of the German Solvency Regulation (Solvabilitätsverordnung — SolvV). As of December 31, 2011, the operational risks at KfW were backed by EUR 570 million (year-end 2010: EUR 542 million). As part of the economic management, the regulatory capital required according to the standardized approach is charged to the relevant business areas. The required regulatory capital is then compared to the loss which has actually occurred.

Business continuity management is implemented if an unavoidable business interruption occurs due to internal or external events. This is an integrated management process which covers all the aspects of the four key outage and loss scenarios: site outage (building or infrastructure), IT system outages (including facilities), staff outage and service provider outage. Business continuity management focuses on preventative components (emergency provisions) and reactive components (emergency and crisis management) in equal measures.

For the purpose of business continuity management, business processes are analyzed and categorized according to their criticality, and the supporting resources for each case are examined. Identifying critical business processes and their dependency on supporting resources forms the basis for effective business continuity management. Individual measures are developed for these business processes and their supporting resources, which ensure their availability and the reduction of business risks. These measures include emergency workspaces, emergency plans, communication tools and alerts/alarms.

KfW’s crisis team takes responsibility for crisis management as a whole when unplanned events occur and practices emergency and crisis organization teamwork in regular crisis team tests.

To the extent that reputational risks are based on operational risks, they are taken into account in KfW Bankengruppe’s risk management process for operational risks, in the risk assessment, in gathering event data and in outsourcing risk analysis.

The group addresses legal risks by involving its in-house legal department early in the process and by cooperating closely with external legal advisers in Germany and abroad.

Equity Investment Risks

In managing equity investment risks, KfW Bankengruppe differentiates between risks from operating investments and strategic equity investments.

Operating Investments. Operating investments are used to carry out KfW’s promotional mandate or to fulfill its subsidiaries’ business objectives. The group-wide basic rules for operating investments are specified in a business model. Specific rules tailored to certain segments of equity investments are set out in sub-portfolio guidelines.

Risk measurement is performed at the level of individual commitments for operating investments in the same way as for credit risks. With regard to reporting, the equity investment portfolio risks are additionally presented in a separate report.

Strategic Equity Investments. A specialized unit is responsible for the management of strategic equity investments based on an equity investment manual which describes legal bases, strategies, principles, procedures and responsibilities of equity investment management. Acquisitions and disposals of and changes to strategic equity investments are subject to defined due diligence processes as well as authorization by the Executive Board and the Board of Supervisory Directors. In addition, equity investments resulting in a stake of more than 25% require authorization by the Federal Ministry of Finance in accordance with the Federal Budget Code (Bundeshaushaltsordnung — BHO). Individual equity investment strategies and specific risks are constantly monitored and are presented to the Executive Board as part of an annual equity investment report and additionally, if necessary, in ad hoc reports. In addition, members of the Executive Board generally represent KfW in the supervisory bodies of companies in which it has a significant holding.

Due to the high risk relevance for the group and for reasons of uniform group management, KfW IPEX-Bank and DEG’s risks are managed as part of the group’s risk management. For example, the subsidiaries’ business activities are included in the group-wide limits under the look-through principle; economic capital budgets are assigned to their business areas and representatives of the subsidiaries are included in the group risk committees. Risk monitoring for these two subsidiaries is also performed at a stand-alone level. This monitoring includes regular reporting to the Executive Board as part of the group risk report.

Management of Compliance Risks

Compliance with regulatory requirements and self-imposed codes of conduct is part of the corporate culture of KfW. The compliance organization of KfW includes, in particular, systems for data protection as well as for the prevention of insider trading, money laundering, terrorism financing and other criminal activities. Binding rules and procedures influence the day-to-day implementation of values and the corporate culture; these are continually updated to reflect the latest statutory and regulatory requirements as well as market requirements. Compliance carries out independent control procedures for the purpose of compliance with and continual improvement of these rules and procedures. Regular training sessions on compliance are held for KfW employees. E-learning programs are available in addition to the classroom seminars.

Internal Control System. The principal objective of KfW Bankengruppe’s internal control system is to use suitable principles, measures and procedures to ensure the effectiveness and profitability of business activities, compliance with the applicable legal provisions and protection of assets.

KfW’s internal control system is based on the relevant legal requirements (under bank regulation; see section 25a (1) no. 1 KWG, MaRisk AT 4.3, and sections 289 (5), 315 (2) no. 5, 324, and 264d HGB), in particular those set forth in the German Accounting Law Reform Act (Bilanzrechtsmodernisierungsgesetz - BilMoG), German Banking Act (Kreditwesengesetz - KWG), MaRisk, and the market standard COSO model (Committee of Sponsoring Organizations of the Treadway Commission).

Like the COSO model, KfW’s internal control system consists of the five interrelated components of control environment, risk assessment, control activities, information/communication and monitoring. These extend to all KfW Bankengruppe business units, functions and processes. The control environment is the environment within which KfW introduces and applies rules. Risk assessment includes the identification, analysis and evaluation of risks which result from implementing the corporate strategy. Control activities are aimed at achieving corporate objectives effectively and at preventing or detecting risks. Adequate information and communication procedures in KfW Bankengruppe enable all stakeholders to be provided with the information they need in the necessary detail. Appropriate monitoring mechanisms determine the functionality and effectiveness of KfW’s internal control system.

A written framework forms the basis of KfW’s internal control system. It lays out the conditions for proper business organization at KfW Bankengruppe and formulates binding rules and requirements for process documentation and controls and for an organizational manual.

Organizational measures and controls in the workflows ensure monitoring is integrated into processes. Monitoring measures that are integrated into processes serve to avoid, reduce, detect and/or correct processing errors or financial loss.

The system is supplemented by Compliance, which, on the basis of statutory and supervisory requirements, defines and monitors compliance with measures related to personal data protection, money-laundering prevention, fraud prevention and securities trading and relating to compliance with financial sanctions and protection against the financing of terrorism.

The effectiveness and adequacy of KfW’s internal control system is also assessed by Internal Auditing on the basis of audits carried out independently of group procedures.

The details of the implementation of the internal control system at KfW and its legally independent subsidiaries DEG and KfW IPEX-Bank are determined by their respective risk strategies and business areas and the prevailing circumstances.

The Executive Board holds overall responsibility for the internal control system at KfW. At DEG and KfW IPEX-Bank, KfW’s legally independent subsidiaries, overall responsibility is held by the management. The design and implementation at the different corporate levels is the responsibility of the relevant managers according to the organizational structure. KfW Bankengruppe’s supervisory bodies are provided with a report on an annual basis.

To ensure the effectiveness of KfW’s internal control system, KfW regularly examines and continually develops the standards and conventions set and assures that KfW’s business areas are aware of them at all times.

KfW Bankengruppe has an accounting-related internal control system in order to fulfill statutory requirements in connection with the accounting process. The accounting-related internal control system is part of the group-wide internal control system.

Accounting-related Internal Control System. KfW has implemented an accounting-related internal control system to minimize the risk of error in single-entity and consolidated financial statements and ensure the correctness and reliability of internal and external accounting. KfW’s accounting-related internal control system has five key elements:

(1)	Control Environment

The control environment defines the framework for the adoption and application of regulations. The accounting-related internal control system covers all systems and processes from recording business transactions to further processing and booking, and defines the relevant key controls for the responsible organizational units.

(2)	Risk Assessment

Risk assessment includes the identification, analysis and evaluation of risks. In the accounting-related internal control system, all processes between the accounting department and the relevant departments are subjected to a risk evaluation (with profitability aspects taken into account) with a view to their influence on the completeness, accuracy, recognition and measurement in the financial statements. The preparation and structuring of control items in the front-office, the settlement department and accounting department is made based on strictly defined subject areas, which comprise the complete chain of accounting-related steps from the recording of transactions to external reporting. Workshops are held on a regular basis for accounting staff and staff from KfW’s business areas to rectify discrepancies and agree on procedural adjustments based on practical experience.

(3)	Control Activities

Control activities are aimed at achieving corporate objectives effectively and at preventing or detecting risks. All defined control functions are clearly assigned and are exercised by the managers of the respective departments. Each control is documented for auditing purposes and monitored centrally. The accounting department is responsible for the coordination and central monitoring of these processes.

The IT systems used at KfW are protected against unauthorized access and are integrated in the internal control system. Data in the feeding systems (sub-ledgers) and the general ledger are matched on a monthly basis to ensure the completeness and accuracy of the data for further processing in the financial statements. External data sources (e.g., Bloomberg, Reuters) are used to value financial instruments, and are continuously monitored. Model-based valuations are in line with the market standard.

(4)	Information and Communication

Information and communication ensures that all parties involved receive the necessary information in order to meet their control-related responsibilities.

The applicable principles, the organizational structure and workflow and the central processes relevant for accounting and risk management are recorded in process descriptions, working instructions and generally accessible manuals. The relevant accounting requirements are documented in full detail in a group accounting policy (IFRS) and an accounting manual (HGB). These are updated on a regular basis according to amendments by the standard setters or legislation and provided to the relevant group units. In addition, the members of group staff involved with accounting receive regular and comprehensive training.

The entire control process is automated within the internal control system, from carrying out the control, through issuing confirmations, to ongoing monitoring. During the preparation of the annual financial statements, reports are submitted to the decision makers in a prompt and decision-oriented manner.

The Executive Board and Audit Committee (Prüfungsausschuss) are regularly updated on the effectiveness of the accounting-related internal control system and compliance with legal requirements.

(5)	Monitoring

The monitoring of the internal control system ensures its functionality and effectiveness. The accounting-related internal control system is subject to an ongoing monitoring and escalation process. Updates and expansions are incorporated on an ongoing basis. The established processes provide enough scope to accommodate both accounting changes and new (technical) procedures, thereby ensuring a consistent high quality level for the annual financial statements.

Consolidated Financial Statements of KfW Bankengruppe

Consolidated Statement of Comprehensive Income

CONSOLIDATED INCOME STATEMENT

	Note(s)	2011	2010	Change
		(EUR in millions)
Interest income	(26)	15,791	14,454	1,337
Interest expense	(26)	13,392	11,702	1,690

Net interest income		2,399	2,752	-353
Risk provisions for lending business	(13), (27)	185	424	-239

Net interest income after risk provisions		2,584	3,176	-592
Commission income	(28)	312	375	-64
Commission expense	(28)	85	102	-17

Net commission income		226	273	-47
Net gains/losses from hedge accounting	(8), (29)	329	-219	548
Net gains/losses from other financial instruments at fair value through profit or loss	(8), (10), (30)	-69	206	-275
Net gains/losses from securities and investments	(14), (31)	-222	1	-223
Net gains/losses from investments accounted for using the equity method	(4), (32)	-5	-3	-2
Administrative expense	(33)	757	722	34
Net other operating income	(34)	11	-27	39

Profit from operating activities		2,098	2,685	-587
Taxes on income	(18), (35)	30	54	-24

Consolidated profit		2,068	2,631	-563

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Notes	2011	2010	Change
		(EUR in millions)
Consolidated profit		2,068	2,631	-563
Other comprehensive income from financial instruments	(14), (36)	-11	30	-41
Other comprehensive income from deferred taxes on financial instruments	(18), (36)	6	8	-2
Other comprehensive income from investments accounted for using the equity method	(4), (36)	0	-6	6
Other comprehensive income, total		-5	33	-38

Consolidated comprehensive income		2,063	2,663	-601

Other comprehensive income comprises income and expenses recorded under “revaluation reserves.”

PRESENTATION OF RECLASSIFICATION AMOUNTS INCLUDED IN THE INCOME STATEMENT

	2011	2010	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	83	57	27
Reclassification amounts relating to deferred taxes on financial instruments	3	0	3

Total	86	56	30

The reclassification amounts are the result of income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the “revaluation reserves”. They also include amortisation of “revaluation reserves” from the reclassification of “securities and investments” from the “available-for-sale financial assets” valuation category to the “loans and advances” category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

Consolidated Statement of Financial Position

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note(s)	31 December 2011	31 December 2010	Change
		(EUR in millions)
ASSETS
Cash reserves	(39)	997	604	393
Loans and advances to banks	(10), (12), (40)	290,971	263,422	27,550
Loans and advances to customers	(10), (12), (41)	118,306	108,099	10,207
Risk provisions for lending business	(13), (42)	-4,940	-5,422	482
Value adjustments from macro fair value hedge accounting	(8), (43)	13,468	7,478	5,990
Derivatives used for hedge accounting	(8), (44)	30,403	23,323	7,080
Other derivatives	(8), (9), (10), (45)	11,091	6,568	4,523
Securities and investments	(14), (15), (46)	31,861	35,207	-3,346
Investments accounted for using the equity method	(4), (47)	43	29	14
Property, plant and equipment	(16), (48)	917	912	5
Intangible assets	(17), (49)	46	44	3
Income tax assets	(18), (50)	359	198	161
Other assets	(51)	1,295	1,296	-1

Total		494,818	441,757	53,061

LIABILITIES AND EQUITY
Liabilities to banks	(10), (19), (52)	23,031	15,461	7,570
Liabilities to customers	(10), (19), (53)	20,856	22,011	-1,154
Certificated liabilities	(19), (54)	398,829	357,984	40,845
Value adjustments from macro fair value hedge accounting	(8), (55)	313	141	172
Derivatives used for hedge accounting	(8), (56)	20,927	18,191	2,736
Other derivatives	(8), (9), (10), (57)	5,365	4,623	742
Provisions	(13), (20), (58)	2,214	2,290	-77
Income tax liabilities	(18), (59)	187	118	68
Other liabilities	(21), (60)	2,003	1,906	97
Subordinated liabilities	(21), (61)	3,247	3,247	0
Equity	(22), (62)	17,847	15,784	2,063
Paid-in subscribed capital		3,300	3,300	0
Capital reserve		5,947	5,947	0
Reserve from the ERP Special Fund		1,056	977	79
Retained earnings		6,107	5,218	889
Fund for general banking risks		1,700	600	1,100
Revaluation reserves	(4), (14)	-262	-257	-5

Total		494,818	441,757	53,061

Consolidated Statement of Changes in Equity

STATEMENT OF CHANGES IN EQUITY IN THE 2011 FINANCIAL YEAR

(EUR in millions)	As at 1 January 2011	Owner-related changes in equity	Appropriation of comprehensive income 2011	As at 31 December 2011
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	5,947	0	0	5,947
Promotional reserves from the ERP Special Fund	4,650	0	0	4,650
Reserve from the ERP Special Fund	977	0	79	1,056
Retained earnings	5,218	0	889	6,107
Statutory reserve under § 10 (2) KfW Law	1,838	0	37	1,875
Special reserve under § 10 (3) KfW Law	2,178	0	510	2,689
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,181	0	341	1,522
Fund for general banking risks	600	0	1,100	1,700
Revaluation reserves	-257	0	-5	-262

Equity	15,784	0	2,063	17,847

KfW’s reserves from the ERP Special Fund are increased on the basis of contractual agreements. KfW’s net income amounting to EUR 548 million was used to increase the statutory reserve under section 10 (2) of the KfW Law by EUR 37 million and the special reserve under section 10 (3) of the KfW Law by EUR 510 million. Moreover, the fund for general banking risks was increased by EUR 1,100 million.

The difference from the comprehensive income is allocated to “other retained earnings” or - if recognised directly in equity - to “revaluation reserves”.

STATEMENT OF CHANGES IN REVALUATION RESERVES IN THE 2011 FINANCIAL YEAR

(EUR in millions)	Bonds and other fixed- income securities	Shares and other non-fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
As at 1 January 2011	-249	1	8	-4	-13	-257
A. Changes recognised in the income statement
Decrease due to disposals	0	0	0	0	0	0
Increase due to disposals	0	0	0	0	0	0
Decrease due to impairments	-3	0	0	3	0	0
Amortisation after reclassification	86	0	0	0	0	86

Total changes recognised in the income statement	83	0	0	3	0	86
B. Changes recognized directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	0	55	0	0	55
Changes in revaluation reserves due to fair value changes	-154	1	5	3	0	-146

Total changes recognized directly in equity	-154	1	60	3	0	-91
Effects of exchange rate changes	0	0	0	0	0	0

As at 31 December 2011	-320	1	69	2	-14	-262

STATEMENT OF CHANGES IN EQUITY IN THE 2010 FINANCIAL YEAR

(EUR in millions)	As at 1 January 2010	Owner-related changes in equity	Appropriation of comprehensive income 2010	As at 31 December 2010
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	5,947	0	0	5,947
Promotional reserves from the ERP Special Fund	4,650	0	0	4,650
Reserve from the ERP Special Fund	893	0	84	977
Retained earnings	4,725	0	493	5,218
Statutory reserve under § 10 (2) KfW Law	1,574	0	264	1,838
Special reserve under § 10 (3) KfW Law	1,928	0	250	2,178
Special reserve less the special loss account from provisioning pursuant to section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,202	0	-21	1,181
Fund for general banking risks	46	0	554	600
Revaluation reserves	-290	0	33	-257
Balance sheet loss	-1,499	0	1,499	0

Equity	13,121	0	2,663	15,784

STATEMENT OF CHANGES IN REVALUATION RESERVES IN THE 2010 FINANCIAL YEAR

(EUR in millions)	Bonds and other fixed-income securities	Shares and other non-fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
As at 1 January 2010	-291	21	0	-13	-7	-290
A. Changes recognised in the income statement
Decrease due to disposals	0	-60	0	0	0	-60
Increase due to disposals	4	0	0	0	0	4
Decrease due to impairments	0	0	0	0	0	0
Amortisation after reclassification	113	0	0	0	0	113

Total changes recognised in the income statement	117	-60	0	0	0	56
B. Changes recognised directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	0	0	8	0	0	8
Changes in revaluation reserves due to fair value changes	-73	38	0	9	-6	-32

Total changes recognised directly in equity	-73	38	8	9	-6	-24
Effects of exchange rate changes	-2	2	0	0	0	0

As at 31 December 2010	-249	1	8	-4	-13	-257

Consolidated Statement of Cash Flow

CONSOLIDATED STATEMENT OF CASH FLOW

(EUR in millions)	2011	2010
Consolidated profit	2,068	2,631

Non-cash items included in consolidated profit/loss and reconciliation to cash flow from operating activities:
Depreciation, amortisation, impairment and reversal of impairment losses (receivables, property, plant and equipment, securities and investments) and changes in risk provisions for lending business	142	-134
Changes in other provisions	247	174
Profit/loss from the disposal of securities and investments and property, plant and equipment	-1	1
Other adjustments	-2,650	-2,532

Subtotal	-195	139

Changes in assets and liabilities from operating activities after adjustment for non-cash items:
Loans and advances to banks	-27,549	-21,862
Loans and advances to customers	-10,901	-10,211
Securities and investments (securities)	3,464	1,732
Other assets relating to operating activities	-17,246	-10,646
Liabilities to banks	7,570	7,365
Liabilities to customers	-1,154	-1,724
Certificated liabilities	40,845	36,556
Other liabilities relating to operating activities	3,649	-3,546
Interest and dividends received	15,791	14,454
Interest paid	-13,392	-11,702
Income tax paid	-106	-33

Cash flow from operating activities	776	523
Cash proceeds from the disposal of:
Property, plant and equipment	8	10
Cash payments for investment in:
Securities and investments (equity investments)	-328	-173
Property, plant and equipment	-63	-93

Cash flow from investing activities	-383	-256
Cash proceeds from/(cash payments for) capital increases/(decreases)	0	0
Cash flow from financing activities	0	0

Cash and cash equivalents as at the end of the previous period	604	337
Cash flow from operating activities	776	523
Cash flow from investing activities	-383	-256
Cash flow from financing activities	0	0

Cash and cash equivalents as at the end of the period	997	604

The IAS 7 item “cash and cash equivalents” reported in the statement of cash flow is identical to the balance sheet item “cash reserves” and thus comprises cash on hand and balances with central banks.

The statement of cash flow shows the changes in cash and cash equivalents in the financial year through the cash flows from operating activities, investing activities and financing activities.

The item “other adjustments” largely comprises the adjustment for net interest income in the amount of EUR -2,399 million (2010: EUR -2,752 million) as well as for valuation results amounting to EUR -347 million (2010: EUR -120 million) and effects of exchange rate changes amounting to EUR 83 million (2010: EUR 265 million).

For more information on the KfW Bankengruppe’s liquidity risk management, see “Financial Section — Risk Report — Liquidity Risk.”

Notes

Accounting Policies

(1)	Basis of presentation

KfW is the promotional bank of the Federal Republic of Germany and was founded in 1948 as a public law institution based in Frankfurt am Main.

The Executive Board of KfW is responsible for the presentation of the consolidated financial statements and the group management report. After the consolidated financial statements and the group management report have been approved by the Audit Committee, they are submitted to the KfW Board of Supervisory Directors for final approval. No incidents of particular importance have occurred since 31 December 2011, the end of the financial year (as at 28 February 2012).

As at 31 December 2011, KfW Bankengruppe includes six subsidiaries and two special funds (securities funds - Wertpapiersondervermögen) that are fully consolidated. Two jointly controlled entities and three associated companies are accounted for using the equity method.

The consolidated financial statements as at 31 December 2011 have been prepared, pursuant to section 315a (1) of the German Commercial Code (Handelsgesetzbuch-HGB), in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the interpretations set out by the International Financial Reporting Interpretations Committee (IFRIC), as mandatory consolidated accounts in accordance with article 4 of Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of 19 July 2002, as well as further regulations on the adoption of certain international accounting standards. The standards and interpretations that apply are those that had been published and endorsed by the European Union by 31 December 2011.

The supplementary provisions of the German Commercial Code that also apply to IFRS consolidated financial statements have been taken into account. The group management report prepared in accordance with section 315 of the German Commercial Code includes the risk report with the risk-oriented information on financial instruments as set out in IFRS 7, including a report on the exposures to the countries particularly affected by the European sovereign debt crisis, material events after the balance sheet date according to IAS 10 as well as information on capital and capital management as set out in IAS 1.134.

The consolidated financial statements were prepared in accordance with accounting policies that are uniform within KfW and are based on the going concern principle. The companies accounted for prepared their annual financial statements as at 31 December 2011, except where financial statements as at 30 September 2011 were used for companies accounted for using the equity method.

The accounting policies were used consistently in the consolidated financial statements.

The reporting currency and the functional currency of all consolidated entities is the euro. Unless otherwise specified, all amounts are stated in millions of euros (EUR in millions).

As a general rule, at the reporting date assets are carried at (amortised) cost, with the exception of the following financial instruments:

•	derivative financial instruments carried at fair value through profit or loss;

•	designated financial instruments carried at fair value through profit or loss; and

•	available-for-sale financial assets carried at fair value recognised directly in equity.

(2)	Judgements and estimates

The consolidated financial statements include values which are determined in an optimal manner in accordance with the applicable standard and on the basis of judgements and/or estimates and assumptions. The amounts actually realised in the future can deviate from these estimates. Estimates and assumptions are required, in particular, for calculating risk provisions, recognising and measuring provisions (primarily for pension liabilities and legal risks), performing the fair value accounting for financial instruments based on valuation models, assessing and measuring impairment of assets, and assessing the realizability of deferred tax assets. The estimates and assumptions underlying these estimates are reviewed on an ongoing basis and are based, among other things, on historical experience or expected future events that appear likely given the particular circumstances. Insofar as estimates and their underlying assumptions were required, the assumptions made are explained in the notes to the relevant items.

KfW does not expect any deviations from its assumptions or any uncertainties with respect to estimates that could result in a substantial adjustment to the related assets and liabilities within the next financial year. Given the strong dependency on the development of the economic situation and financial markets, however, deviations or uncertainties cannot be fully excluded. These risks are nevertheless low because valuation models for measuring the fair value of financial instruments - especially those involving the use of inputs not based on observable market data - are only employed for part of the portfolio.

Further material judgements in the exercise of accounting policies concern the voluntary early adoption of new or amended IFRS/IFRIC standards, the use of the fair value option for the categorisation of financial assets and liabilities, the use of possibilities to reclassify financial assets according to IAS 39, the determination of fair values for certain financial instruments including the assessment as to whether an active market exists as well as the reporting of economic hedging relationships.

(3)	Assessment of the impact of new or amended IFRS/IFRIC standards applied for the first time or to be applied in the future

The new rules of the amended standards IAS 32 “Financial Instruments: Presentation” (October 2009), the “improvements to IFRS 2008 — 2010” (May 2010), the amended IFRIC 14 “Prepayments of a Minimum Funding Requirement” as well as IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”, to be applied for the first time in the 2011 financial year, do not have any material impact on the net assets, financial position and results of operations.

The new rules of the amended standard IAS 24 “Related Party Disclosures” (November 2009), which are mandatory to apply with effect from financial year 2011, were voluntarily already applied in 2010.

The amendments of IFRS 7 “Financial Instruments: Disclosures” (November 2011), which the EU has already adopted and the application of which is mandatory with effect from financial year 2012, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

(4)	Consolidated group

All significant subsidiaries, jointly controlled entities and associated companies have been included in the consolidated financial statements.

Affiliated entities are consolidated in accordance with IAS 27 if KfW can exercise control over the relevant company directly or indirectly. They are consolidated for the first time as soon as they can be controlled. Affiliated entities are deconsolidated when control can no longer be exercised.

Associated companies and jointly controlled entities are included in accordance with IAS 28/IAS 31 insofar as significant influence or joint control exists.

Special purpose entities (SPEs) are companies formed to accomplish a narrow, well-defined objective. In accordance with IAS 27/SIC-12, a special purpose entity is consolidated when the substance of the relationship between the reporting enterprise and the SPE indicates that the SPE is controlled by that enterprise. This presentation is indicated if:

a.	the SPE conducts its activities to meet the enterprise’s needs and the enterprise derives benefit from the SPE’s activities, or

b.	the enterprise has the decision-making power to obtain the majority of the benefits of the SPE’s activities, or

c.	the enterprise has rights to obtain the majority of the benefits of the SPE’s activities or

d.	the enterprise holds the majority of the risks and rewards.

The “Rhineland Funding Capital Corporation, New York/USA” conduit, to which KfW granted liquidity lines for the refinancing of the special purpose entities, is not consolidated by KfW Bankengruppe, as KfW does not exercise control in the meaning of the Standing Interpretation Committee’s interpretation no. 12 (SIC-12) over the special purpose entities (SPEs). KfW did not obtain any power of disposal over the SPEs or over their assets by providing the liquidity lines. KfW serves solely as provider of debt capital for the Conduit and did not possess any decision-making powers over the assets of the SPEs or over the SPEs themselves.

The structure of the consolidated group is set out in Note 81 “Disclosures on shareholdings”.

(5)	Basis of consolidation

Consolidation involves revaluing the total assets and liabilities of the subsidiaries at the acquisition date, irrespective of the percentage of equity instruments acquired, and incorporating them into the consolidated statement of financial position. Revealed hidden reserves and hidden burdens are treated in accordance with the applicable standards. If the revaluation procedure results in an excess of acquisition cost, this amount is capitalised as goodwill. At present, no goodwill is recognised.

Any intragroup assets and liabilities as well as expenses and revenues from transactions between companies included in the consolidated financial statements are eliminated in the process of the intragroup consolidation of debt, expenses and earnings. Intragroup profits between consolidated companies are also eliminated.

Associated and jointly controlled entities are accounted for using the equity method. These are presented separately in the consolidated statement of financial position. Changes in value are shown depending on their underlying cause as a separate item in the income statement or in the revaluation reserves.

There are no minority interests.

(6)	Financial instruments: recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The following explanations provide an overview of how the requirements of IAS 39 are implemented.

Initial recognition is as at the settlement date for non-derivative financial instruments and as at the trade date for derivatives.

Upon initial recognition, financial instruments must be assigned to one of the following categories. The subsequent valuation depends on this categorisation:

a.	Loans and receivables;

b.	Held-to-maturity investments;

c.	Financial assets and liabilities at fair value through profit or loss:

a.	Financial assets and liabilities designated at fair value through profit or loss, fair value option

b.	Financial assets and liabilities held for trading;

d.	Available-for-sale financial assets; or

e.	Other liabilities.

“Loans and receivables” include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this primarily relates to the lending business reported under “loans and advances to banks” and “loans and advances to customers”. In its lending business KfW Bankengruppe uses the Basel definition for its selection of default criteria and applies a uniform definition of default group-wide. Default criteria are, in particular, payments overdue for more than 90 days (taking a marginality limit into account) and anticipated non-fulfilment of payment obligations in the face of indicators such as filing for bankruptcy, material adverse change, distressed loan indication, cases of conversion and transfer, debt to equity swaps, deferment/restructuring and disposal of loans or advances at significant loss.

“Held-to-maturity investments” are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. This valuation category is used for acquisitions in the group’s securities portfolio on a case-by-case basis. These are carried under “securities and investments” and, any impairments and reversals of impairment losses are to be recognised in net gains/losses from “securities and investments”. Premiums and discounts amortised according to the effective interest method are accounted for through profit or loss under “interest income”.

For financial assets and liabilities, the fair value option can be used irrevocably if:

•

the categorisation can resolve or substantially reduce an accounting mismatch resulting from the valuation of financial assets or financial liabilities or the recognition of a loss or a gain as a result of differing accounting policies;

•

a group of financial assets and/or financial liabilities is managed in accordance with the documented risk management or investment strategy and its performance is assessed on the basis of the fair value and the information is passed on to key personnel; or

•

a contract contains one or several embedded derivatives which significantly modify the cash flows required by the contract or an analysis is required to determine that the embedded derivative(s) may not be separated.

“Designated financial assets and liabilities” are measured at fair value through profit or loss. KfW Bankengruppe uses the fair value option for hedging relationships, structured products, securitisation transactions, equity finance business, and for financial instruments of special funds that are managed on a fair-value basis and are included in the internal reporting. These financial instruments are reported under “securities and investments”, lLiabilities to banks and customers” and certificated liabilities”. Changes to the fair value are stated under “net gains/losses from other financial instruments at fair value through profit or loss”, while interest income/expense is reported under “net interest income”.

Financial instruments that belong to the “financial assets and liabilities held for trading” category are measured at fair value through profit or loss. This category includes both derivative and non-derivative financial instruments purchased with the intention of generating a short-term profit. KfW Bankengruppe does not enter into any transactions with the intention of generating a short-term profit. Derivative transactions concluded exclusively for hedging purposes are allocated to this category if hedge accounting according to IAS 39 is not or cannot be applied. They are reported under “other derivatives”. Changes to the fair value are reported under “net gains/losses from other financial instruments at fair value through profit or loss”. Derivatives used for hedge accounting are carried under the item of the same name. Changes to the fair value are reported under “net gains/losses from hedge accounting”. Interest income/expense from derivatives is reported under “net interest income”.

All other financial assets fall under the “available-for-sale financial assets” category. The difference between the fair value and the (amortised) cost is recognised directly in a separate equity item until the asset is sold or an impairment loss has to be recognised in profit or loss. This presentation is the case for debt instruments if there is objective evidence (“trigger”) of impairment with an impact on the expected future cash flows. Specific trigger events are defined depending on the type of financial instrument. Events such as payments overdue for 30 days or more, a deterioration in the internal rating to the non- performing loans category, and a decline in the market price can be considered objective evidence of a possible impairment. Furthermore, an impairment has to be recognised in profit or loss in the case of a significant or prolonged decline below the acquisition cost of equity instruments. The impairment of a debt instrument assigned to this category is reversed through profit or loss if there is no longer any objective evidence for an impairment. Impairments of equity instruments assigned to this category may only be reversed directly in equity. Equity instruments that cannot be reliably measured at fair value are accounted for at cost. Impairments are recognised in profit or loss, while reversals of impairment losses are not considered. Within KfW Bankengruppe, the “available-for-sale financial assets” are reported under “securities and investments”. Gains and losses from disposals, impairments to be recognised in profit or loss and the reversal of impairments from debt instruments are reported under “net gains/losses from securities and investments”. Premiums and discounts are amortised through profit or loss using the effective interest method and recognised under “interest income”.

All non-derivative financial liabilities for which the fair value option is not applied are categorised as “other liabilities”. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this category covers borrowings that are reported under “liabilities to banks and customers”, “certificated liabilities” and “subordinated liabilities”.

Financial assets are derecognised as at the settlement date, with the exception of derivatives. Derecognition is performed when the contractual rights relating to the asset have expired, the power of disposal/control has been transferred, or the substantial risks and rewards have been transferred to a third party unrelated to KfW Bankengruppe.

Financial liabilities are derecognised if the obligations set out in the agreement have been fulfilled or cancelled or have expired.

For operations assigned to KfW by the Federal Government in accordance with section 2 (4) of the KfW Law, and for which KfW may or may not assume the risk, the group’s general recognition procedures for the relevant financial instruments will be applied. Measurement is based on the relevant individual contractual regulations concerning risk allocation.

The amendment to IAS 39 in the version dated 13 October 2008 expanded the possibilities to reclassify financial assets. Accordingly, until 31 October 2008, it was possible to reclassify assets carried as “available-for-sale financial assets” as “loans and receivables” with retroactive effect as at 1 July 2008 and afterwards prospectively as at the date of the resolution if there was the intention and ability to hold the respective financial instruments for the foreseeable future or until maturity and if the general categorisation criteria for “loans and receivables” were fulfilled at the date of reclassification.

On 31 October 2008, KfW Bankengruppe decided to use this approach with retroactive effect as of 1 July 2008 for its asset-backed securities for which, as part of the general crisis of confidence in the financial markets, there was no longer an active market when the decision was passed (i.e., no current, regularly occurring market transactions on an arm’s length basis could be observed) and which were to be held through to maturity.

In addition, some of the securities that serve to maintain group liquidity — through their use in repo transactions or open market transactions of the European Central Bank — were reclassified with prospective effect taking advantage of the resolution dated 17 February 2009. An active market for these securities that were to be held for the foreseeable future no longer existed at the date of the resolution, as a result of the general crisis of confidence in the financial markets.

The fair value on the date of reclassification is the new acquisition cost of the reclassified financial assets. Amortisation is accounted for through profit or loss under Interest income according to the effective interest method. The difference between the fair value and (amortised) cost which had been recognised directly in equity until the reclassification continues to be carried under equity as a separate item. Amortisation using the effective interest method is accounted for through profit or loss under “interest income”.

Classification for the Notes was performed in agreement with the group’s business model focussed primarily on the lending business — valued at (amortised) cost — on the basis of products or the balance sheet items which encompass them.

(7)	Financial instruments: valuation techniques

At KfW Bankengruppe, initial recognition of financial instruments is at fair value, taking into account transaction costs.

Subsequent valuation at amortised cost is based, within the group, on the fair value upon initial recognition, taking into account any principal repayments and any impairments. The amortisation of premiums and discounts, transaction costs and fees is performed in accordance with the effective interest method on the basis of the contractual cash flows. In its promotional business, only discounts are amortised; this is carried out until the end of the first fixed interest rate period (generally five or ten years).

At KfW Bankengruppe, subsequent valuation at fair value is based on the following hierarchy:

1. Active market

The best objective evidence of fair value is provided by published price quotations in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those prices represent current — i.e., traded on the date of conclusion or shortly before — and regularly occurring market transactions on an arm’s length basis. In addition to traded nominal volumes, the contract sizes and the number of contracts, this assessment takes into account in particular the bid-ask spreads observed, which in the event of a significant expansion point towards an inactive market.

2. No active market — valuation techniques

If the financial instrument is not quoted in an active market, valuation techniques are used. The valuation techniques used include, in particular, the discounted cash flow (DCF) method and option pricing models, as well as a comparison with the fair value of a financial instrument with almost identical characteristics (e.g., multiplier-based models). The valuation techniques take account of all of the parameters that the market participants would include in the pricing process, e.g., market rates, risk-free interest rates, credit spreads or swap curves. As these data can generally be observed on the market and are also usually the only relevant parameters in measuring financial instruments to be valued using valuation techniques, the disclosures on valuation methods used for financial instruments carried at fair value normally state “Valuation method based on observable market data (model)”. If, however, relevant data are used in valuation that are not observable on the market, the instrument is allocated to the “Valuation method based in part on unobservable market data” category.

If differences between the transaction price and model value arise from the use of a valuation technique that makes significant use of unobservable inputs, the differential amounts are amortised through profit or loss over the life of the financial instruments. This treatment only applied to a small part of the derivative portfolio.

3. No active market — equity instruments

If in exceptional cases it is not possible to reliably determine the fair value of equity instruments that are not quoted in an active market using valuation models, they are measured at cost. The fair value cannot be calculated reliably if the range of reasonable fair value estimates for this instrument is significant and the probabilities of the various estimates cannot be reasonably assessed.

For its securities, the group examines whether a financial instrument is quoted on an active market on the basis of homogeneous portfolios, or — provided that the securities are managed in the special securities funds included — per class of security. In examining the criteria of an active market, particular account also need be taken of whether the market transactions and pricing are characterised by very high illiquidity discounts, as the criteria for regularly occurring market transactions on an arm’s length basis can thus no longer be regarded as fulfilled.

As a result, in these cases, according to the valuation hierarchy of IAS 39, valuation methods to determine the fair value are used, which take into account the parameters which can be observed on the market. The valuation methods used thus include, in particular, changes in creditworthiness and risk-free interest rates, however they also take into account the general and the financial instrument-specific tightening of the market due to lower liquidity.

With the exception of specific securities in the special securities funds included, this treatment was not the case for the group’s securities as at 31 December 2011. Thus, the prices of liquid markets could generally continue to be used to determine the fair value.

Fair values are determined on the basis of the valuation category for recognition on the balance sheet and for information on financial instruments in the Notes. Fair values from active markets are applied, in particular, for bonds and other fixed-income securities — unless there are inactive markets and thus valuation techniques are used — as well as shares and other non-fixed income securities. However, valuation techniques for non-derivative financial instruments are applied in particular to the products reported under “lLoans and advances to banks and customers”, “liabilities to banks and customers”, and “certificated liabilities”. Furthermore, in the case of OTC derivatives, valuation techniques are used that pay special attention to the counterparty-specific default risks, taking into account available collateral. Equity investments and shares which cannot be reliably measured at fair value are measured at cost.

The fair value for loans to banks and customers is calculated using the discounted cash flow (DCF) method based on the discounting of the risk-adjusted cash flows with the swap curve. The expected loss calculated for the respective reporting date is used to correct the contractual cash flows. The fair value at initial recognition is equivalent to the cost upon acquisition. The customer fee includes operating expenses, the margin, the equity and debt risk premium, and any subsidies. The customer fee remains unchanged for subsequent valuation (constant spread).

The fair value of financial instruments due on demand, such as cash reserves or receivables and liabilities due on demand, is the carrying amount.

In cases in which no prices from liquid markets are available, recognised valuation models and methods are applied. The DCF method is used for securities, swaps, and currency and money market transactions with no embedded options and no complex coupons. Independent options, as well as derivatives with embedded options, triggers, guaranteed interest rates and/or complex coupon agreements, are measured using recognised models (e.g., Hull & White) unless they are listed on a stock exchange. The same applies for credit default swaps.

The aforementioned models are calibrated, if possible, on the basis of observable market data for instruments that are similar in terms of the type of transaction, maturity, and credit quality.

(8)	Hedging relationships

Derivatives are used within KfW Bankengruppe for the hedging of interest rate and currency risks. The risk mitigating effect of economic hedging relationships is reflected in the financial statements through hedge accounting and by using the fair value option. Economic hedging relationships also impact the accounts in the form of embedded derivatives requiring separation which are accounted for through profit or loss. However, as not all derivatives are subject to hedge accounting or the fair value option, the risk-mitigating impact of some derivatives used in economic hedging relationships is not reflected in the accounts because the hedged risk associated with the underlying transactions is not recognised in profit or loss under IFRS.

Hedge accounting, i. e., the accounting for hedging instruments (derivatives) and hedged transactions in accordance with special rules, is subject to strict requirements.

Within KfW Bankengruppe, hedge accounting is used solely in the form of fair value hedges to recognise hedging relationships between derivatives and the respective assets/liabilities. Hedging relationships are reported at the individual transaction level in the form of micro fair value hedge accounting or at portfolio level in the form of macro fair value hedge accounting. The effectiveness of the hedging relationships is verified using the dollar offset method and a regression analysis.

In micro fair value hedge accounting, interest rate and currency risks from bonds allocated to securities and investments (“loans and receivables” and “available-for-sale financial assets” categories) and borrowings (“other liabilities” category) are hedged. The fair values attributable to the hedged risks are reported as an adjustment of the carrying amount of the hedged items with the corresponding gain or loss reported under “net gains/losses from hedge accounting”. The hedging instruments are recognised at fair value under “derivatives used for hedge accounting”. Changes in the value of these instruments are also reported under “net gains/losses from hedge accounting”, leading to a substantial compensation of the earnings effects resulting from the valuation of the hedged items. The fair value of the hedged risks from hedging relationships which no longer fulfil the strict hedge accounting requirements is amortised over the residual term of the original hedging relationship under “net gains/losses from hedge accounting”.

In macro fair value hedge accounting, interest rate risks from loan receivables (“loans and receivables” category) and borrowings (“other liabilities” category) are hedged. The fair values attributable to the hedged risks in the hedged portfolios in the “loans and receivables” category are reported under “value adjustments from macro fair value hedge accounting” on the assets side. The fair values attributable to the hedged risks in the hedged portfolios in the “other liabilities” category are reported under “value adjustments from macro fair value hedge accounting” on the liabilities side. Changes in the fair values of the hedged risks from the hedged portfolios are reported under “net gains/losses from hedge accounting”. The hedging instruments are reported at fair value under “derivatives used for hedge accounting”. Changes in the value of these instruments are also reported under nNet gains/losses from hedge accounting”, with the consequence that they almost fully offset the earnings effects from the valuation of the hedged portfolios. The portfolio of underlying transactions is determined each month in the context of a dynamic hedge designation and reversal process. The resultant value adjustment items are amortised over the residual term of the maturity period in “net gains/losses from hedge accounting”. Disposals from the hedged portfolios result in a partial reversal of the related value adjustments in “net gains/losses from hedge accounting”. For disposals from the hedged portfolios and substitution with new transactions during the hedging period, the related value adjustments from the hedged portfolios are further amortised in the “net interest income” item.

If the strict hedge accounting requirements for the designation of hedging relationships between derivatives and financial assets/liabilities are not fulfilled within KfW Bankengruppe, the fair value option is used for the non-derivative financial instruments in certain circumstances, in particular for structured products. Based on the product, in the case of some structured financial liabilities the embedded derivatives requiring separation are accounted for independently instead of using the fair value option.

Further derivative financial instruments are also used to hedge risks, but their resultant hedge effect is not reflected in the accounts.

The fair values of all derivatives not subject to hedge accounting are reported under “other derivatives”. Changes in the fair values are recognised in the income statement under “net gains/losses” from other financial instruments at fair value through profit or loss.

(9)	Treatment of embedded derivatives

Derivative financial instruments can be part of a hybrid (combined) financial instrument as embedded derivatives. Under certain conditions, they are reported separately from the host contract, similar to stand-alone derivatives. They must be reported separately if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. The host contract will be accounted for depending on its categorisation.

KfW Bankengruppe enters into contracts with embedded derivatives requiring separation particularly with respect to borrowings. As it makes use of the fair value option, KfW reports these hybrid (combined) financial instruments at fair value. In the case of certain products, the embedded derivatives requiring separation are spun-off and accounted for separately. Changes in fair value are recorded in “net gains/losses from other financial instruments at fair value through profit or loss” under the item “derivatives not qualifying for hedge accounting”, where they have a compensatory effect on the valuation of the hedging derivatives.

Supplementary agreements made in KfW Bankengruppe’s equity finance business are treated as separate embedded derivatives which are measured at fair value through profit or loss and reported under “other derivatives”. The loan receivables are reported under “loans and advances to customers”. Changes in fair value are recorded in “net gains/losses from other financial instruments at fair value through profit or loss” under “derivatives not qualifying for hedge accounting”.

Unscheduled termination rights that are granted regularly in promotional loan transactions are not recorded as embedded derivatives requiring separation since the economic characteristics and risks associated with the termination rights are closely related to the economic characteristics and risks of the loans and a premature repayment is made at approximately amortised cost.

(10)	Credit derivatives

As part of active portfolio management, single name credit default swaps (CDSs) are used to hedge the risks of individual counterparties. These are recognised at fair value under “other derivatives”. The changes in value are reported in the income statement under “net gains/losses from other financial instruments at fair value through profit or loss”. The current risk premiums are reported under “commission expense”.

As part of its promotional loan business, KfW Bankengruppe gives commercial banks the opportunity to place their credit risks in the capital markets through synthetic securitisation under the two standardised platforms PROMISE (programme for the securitisation of SME loans) and PROVIDE (programme for the securitisation of housing loans). In a first step, KfW Bankengruppe assumes the default risks of the reference portfolio via portfolio CDSs, while the risks are simultaneously passed on to third parties via portfolio CDSs/credit-linked notes. These transactions are reported using the fair value option. The fair values are reported as receivables or liabilities. Changes to the fair values are recognised under “net gains/losses from other financial instruments at fair value through profit or loss”. The current risk premiums are reported under “net commission income”.

In the case of transactions for which, in line with individual contractual terms, the fair value option is not used in order to avoid an accounting mismatch, portfolio CDSs are recognised in the statement of financial position as financial guarantees issued or received in accordance with the generally applicable procedure for these financial instruments. Credit-linked notes with embedded financial guarantees not requiring separation are classified as “other liabilities” and recognised in accordance with the principles for reporting borrowings.

(11)	Foreign currency translation

The functional currency of KfW and its consolidated subsidiaries and special funds is the euro.

Monetary assets and liabilities denominated in foreign currency are converted at the spot rate. Translation is made as at the balance sheet date using the European Central Bank reference rates. Income and expenses are translated strictly at the average monthly rate.

The results from foreign currency translation are recognised in profit or loss under “net gains/losses from other financial instruments at fair value through profit or loss”.

(12)	Loans and advances to banks and customers

KfW Bankengruppe’s lending business carried at amortised cost is reported under “loans and advances to banks and customers”. This item consists primarily of the promotional loan business, in which loans are typically granted to the final borrowers through accredited commercial banks. These assets are reported under “loans and advances to banks” insofar as the commercial banks underwrite part of the liability. Promotional on-lending without underwriting of liability by commercial banks is reported under lLoans and advances to customers”.

Current interest and similar income are recorded under “interest income”. Premiums, discounts, processing fees and charges are amortised in “interest income” using the effective interest method. Processing fees that do not need to be amortised using the effective interest method are recognised under “commission income”.

Loans and advances to banks and customers also include loans with a subsidy element (interest rate reductions) granted by KfW as part of the economic promotion by ERP. The promotional subsidies granted annually to KfW through the ERP Special Fund based on the ERP-Wirtschaftsplangesetz for the purpose of executing ERP promotion of economic development are reported as deferred income under “other liabilities” and are amortised in profit or loss under “interest income” as the underlying expenses for promoting the economic development are incurred.

The fully drawn liquidity lines provided to refinance the special purpose entities of the Rhineland Funding Capital Corporation, New York/USA conduit, are reported under “loans and advances to customers”. The valuation of receivables resulting from the assumption of the liquidity lines is based on an analysis of the underlying assets. The assets are differentiated by asset category, rating and, in some cases, year of issue. Quotations by arrangers and/or independent estimates used in this context are verified by specialists. Using this as a basis, KfW recorded individual impairments for the receivables or adjusted the allowance account in subsequent valuations recognising the change in profit or loss.

Individual special purpose entities of the Rhineland Funding Capital Corporation, New York/USA conduit have filed action for damages from the purchase of structured securities, which, if successful, also have to be taken into account in the context of the subsequent valuation.

(13)	Risk provisions for lending business

The overall risk provisions for lending business include the provisions for losses on loans and advances from money market investments, including reverse repos, as a separate asset item, as well as the provisions for contingent liabilities and irrevocable loan commitments reported under “provisions”.

The risks resulting from on balance sheet lending business are accounted for by individual and portfolio impairments recognised in profit or loss.

Individual impairments are recorded for counterparty risks identified in an impairment test of individual loans. The amount of the impairment loss corresponds to the difference between the carrying amount of the loan and the discounted expected future cash flows from interest and redemption payments and from collateral-based cash flows. The recognition of interest income in accordance with the original contractual terms is terminated as at the date on which the first individual impairment is set up. In the subsequent valuation, the effect of compounding the present value of anticipated cash flows using the original effective interest rate is determined and carried as interest income (unwinding). The risk provisions are reduced by this amount. Any reversals of individual impairment losses are accounted for through profit or loss.

Smaller and standardised loans are grouped into homogenous subportfolios for portfolio impairment on the basis of the default risks identified. Any reversals of portfolio impairment losses are accounted for through profit or loss.

For performing loans not subject to individual impairment, the risk of impairment losses that have already occurred but have not yet been individually identified is addressed by portfolio impairment. Economic risk and transfer risk are taken into account for the calculation. The key parameters are the outstanding loan volume (based on the carrying amount) as at 31 December 2011, the expected loss given default and one-year probabilities of default (given a loss identification period [LIP] factor of 1). The probabilities of default are provided by credit risk control, as is the loss given default, whereby the latter is adjusted for imputed cost. The underlying assumptions of expected losses are backtested on a regular basis against the actual loss experience.

In addition, portfolio impairments are recorded for impairment losses from the loan portfolio that have already occurred but have not yet been individually identified, and which occur particularly in periods of strong economic downturn. Identification is based on empirical values from comparable past economic scenarios, for example at sector or regional level.

Any reversal of impairment losses that have not yet been individually identified (e.g., due to economic recovery after a downturn) are accounted for through profit or loss.

For contingent liabilities and irrevocable loan commitments the individual risks detected are addressed in the form of provisions, with a corresponding effect on the income statement. For irrevocable loan commitments, impairments not yet identified individually are addressed by forming provisions, which are determined based on portfolio models.

If the loans are deemed partially or fully uncollectible they are written-down or written-off against the allowance account. Uncollectible loans, for which no individual impairments have been recorded, are written off directly. Recoveries on loans already written off are recognised as income from risk provisions.

(14)	Securities and investments

“Securities and investments” principally include securities portfolios. These portfolios mainly serve to support KfW’s liquidity status or are used to optimise and stabilise the ability of the group to fulfil its promotional mandate in the long term.

The “securities and investments” item on the statement of financial position comprises bonds and other fixed-income securities, shares and other non-fixed income securities, equity investments, and shares in affiliated entities not included in the consolidated financial statements which are held by KfW, its subsidiaries and consolidated special funds.

To ensure uniform accounting treatment for equity investments with and without significant influence, individual group business divisions that provide equity financing as part of their promotional mandate are categorised as venture capital organisations for accounting purposes provided they meet the respective requirements. These equity investments, like all other equity investments, are reported under “securities and investments”.

Securities and investments are initially recognised at fair value and subsequently measured depending on their classification either as “financial assets at fair value through profit or loss” or “available-for-sale financial assets”. Financial instruments with fixed or determinable payments which are not quoted in an active market are categorised as “loans and receivables”. Classification as “held-to-maturity investments” occurs on a case-by-case basis provided that the relevant criteria were fulfilled at the time of acquisition.

When non-listed equity investments are measured at fair value, appropriate allowances are made for illiquidity. For example, when discounted cash flow (DCF) models are used, a discount rate adjusted for a fungibility factor is applied. In cases where the fair value of non-listed equity investments cannot be reliably measured, such assets are carried at cost allowing for impairment losses.

Any changes in the value of “financial assets at fair value through profit or loss” are reported under “net gains/losses from other financial instruments at fair value through profit or loss”. Realised gains and losses and impairments relating to the “available-for-sale financial assets”, “loans and receivables” and “held-to-maturity investments” categories are recognised under “net gains/losses from securities and investments”; amounts reported for “loans and receivables” and “held-to-maturity investments” include allowances for impairment losses that have already occurred but have not yet been individually identified, based on the expected loss for one year. Unrealised gains from “available-for-sale financial assets” are recognised directly in equity as revaluation reserves. Current interest payments and dividends are reported under Interest income.

(15)	Repurchase agreements

KfW Bankengruppe enters into repurchase agreements (repos) as standardised repos or reverse repos. These are combinations of simultaneous spot and forward transactions on securities with the same counterparty. The terms and modalities of collateralisation and for the use of collateral follow common market practice. Credit claims are also an eligible type of collateral for open-market transactions.

The securities sold under repo transactions (spot sale) continue to be recognised and measured as securities. The repayment obligation is carried as a liability to banks or customers in the amount of the cash inflow. Interest is recorded under Interest expense in accordance with the respective conditions of the repurchase agreements.

A repayment claim is recognised and measured as a loan or advance to banks or customers in the amount of the cash outflow generated by reverse repos. The securities received (spot purchase) are not recognised or measured. Interest is recorded in Interest income in accordance with the respective conditions of the reverse repurchase agreements.

(16)	Property, plant and equipment

The land and buildings and the plant and equipment reported by KfW Bankengruppe are carried at cost less depreciation on a straight-line basis and impairment, both recognised under “administrative expense”. An impairment is recognised if the carrying amount of the asset exceeds the recoverable amount, which is the higher of the fair value less the disposal cost or the value in use. The useful life is determined based on expected wear and tear. KfW Bankengruppe assumes an estimated useful life of 40 to 50 years for premises, four years for workstation computer equipment and five years for other property, plant and equipment. Gains and losses from the sale of property, plant and equipment are reported under “net other operating income”.

KfW Bankengruppe’s land and buildings are almost entirely owner-occupied. There is only a small volume of rental activity to third parties.

Payments in advance and assets under construction are reported under “other property, plant and equipment” and are not subject to depreciation.

(17)	Intangible assets

Under “intangible assets”, KfW Bankengruppe reports purchased and internally generated software at cost, less scheduled straight-line amortisation and impairments, both recognised under “administrative expense”. The useful life is determined based on expected wear and tear. KfW Bankengruppe assumes a useful life of five years.

Assets are impaired when the carrying amount of an asset exceeds the recoverable amount. An impairment is recorded when no future economic benefits can be identified.

In-house software under development is reported under “other intangible assets” and is not subject to amortisation.

(18)	Taxes on income

KfW is a non-taxable entity. Taxes on income for non-exempt subsidiaries and their taxed permanent establishments are determined using tax laws in the country of residence. Current taxes on income as well as expenses and income from the change in deferred taxes are recognised in profit or loss as “taxes on income” or directly in equity under “revaluation reserves” depending on the underlying transaction. Current and deferred tax assets and liabilities are reported as separate items. Deferred income tax assets and liabilities are offset insofar as the requirements are met.

Current taxes on income are calculated using currently applicable tax rates.

Deferred tax assets and liabilities arise as a result of differences between carrying values according to IFRS of an asset or a liability and the respective tax bases if these are likely to result in taxable or tax deductible amounts in the future (temporary differences). Deferred tax assets relating to loss carryforwards not yet used are recognised only if there is a sufficient degree of certainty that the respective taxable entity will earn sufficient taxable income in subsequent periods to use the loss carryforward.

(19)	Liabilities to banks and customers and certificated liabilities

“Liabilities to banks and customers” primarily include non-current borrowings carried at amortised cost and KfW Bankengruppe’s money-market transactions. “Certificated liabilities” contain bonds, notes and money-market instruments issued. Own issues repurchased for market-making purposes are deducted from the liabilities as at the repurchase date.

The fair value option is used for structured liabilities. There are no changes in the fair value due to changes in credit risk as KfW is classified in the highest rating classes with stable outlook by the leading international rating agencies. The valuation effects from market-related changes in purchase prices (including liquidity spreads) generated by the development of demand for the different KfW refinancing instruments are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. In the case of certain products, the embedded derivatives requiring separation are accounted for separately. Presentation of the different types of borrowed funds is not based on their categorisation or their designation as hedged items. Valuation of the items is based on their respective categorisation.

Current interest is recorded in “interest expense”; premiums and discounts are amortised using the effective interest method over the expected life in “interest expense”. Changes in the value of liabilities designated at fair value are recorded in profit or loss under “net gains/losses from other financial instruments at fair value through profit or loss”. Results from the repurchase of own issues categorised as “other liabilities” are recognised as at the repurchase date under “net other operating income”.

(20)	Provisions

“Provisions” include provisions for pensions and similar commitments, credit risks as well as other obligations of uncertain amount and timing involving a probable outflow of funds.

The employees of KfW Bankengruppe participate in a company pension plan that pays retirement, long-term disability and survivor benefits. KfW Bankengruppe’s pension plans are exclusively defined-benefit plans. The benefits depend on the length of service and salary. Apart from employer-financed pension plans there are also plans in place involving contributions by employees.

The pension commitments are calculated by an independent qualified expert in accordance with the projected unit credit method on the basis of group-wide uniform parameters such as age, length of service and salary. The commitments are recognised at present value of the defined-benefit obligations as at the reporting date, taking into consideration actuarial gains and losses to be amortised. The discount factor is based on current market conditions for corporate bonds with a maturity matching that of the obligations. Additional demographic factors (including the Heubeck actuarial tables for 2005 G) and actuarial assumptions (rate of salary increases, rate of pension increases, rate of staff turnover, etc.) are accounted for. No plan assets were defined for the pension obligations of KfW Bankengruppe, so the related special regulations do not apply.

KfW Bankengruppe recognises net cumulative actuarial gains and losses that exceed 10% of the present value of the defined-benefit obligations (corridor approach). Amounts in excess of the 10% level are amortised in “profit or loss” on a straight-line basis over the expected average remaining working life under “administrative expense” and recognised under “provisions for pensions and similar commitments”.

All pension obligations are financed from the recognised pension provisions. There are no fund-financed pension obligations. Allocations to pension provisions distinguish between current service cost, interest expense and other allocations (including past service cost). The interest expense for pension obligations is reported under Other interest expense and other allocations are included in the item “administrative expense”.

Pension-like obligations include commitments for deferred compensation, early retirement and partial retirement. Actuarial reports are prepared and a provision is set up accordingly for these types of commitments as well. There are no actuarial gains and losses, so that the recognised provision matches the present value of the obligations.

Other provisions are set up, including those for obligations to employees and for audit and consultancy services at the estimated expenditure. Long-term provisions are discounted where the effect is material. Added to this are obligations arising from the assumption of the tasks of the State Insurance Company of the German Democratic Republic in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung — SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben — BvS) reported under “other assets”.

(21)	Subordinated liabilities

Subordinated liabilities relate to the ERP Special Fund.

Subordinated liabilities are classified as “other liabilities” and carried at amortised cost.

Deferred interest as well as value adjustments from micro fair value hedge accounting are recognised under “other liabilities”.

Current interest expenses are recorded under “interest expense”.

(22)	Equity

The equity structure is determined by the KfW Law and IFRS.

Pursuant to section 10 (2) and (3) of the KfW Law, KfW’s net income for the period determined in accordance with the German Commercial Code is transferred to reserves and is included in equity under IFRS. In accordance with IFRS, KfW Bankengruppe must report the contractually agreed “strengthening” of the reserve from the ERP Special Fund under equity as appropriation of consolidated profit/loss.

KfW Bankengruppe maintains a fund for general banking risks. Additions to or reductions of the fund are shown under IFRS as appropriation of consolidated profit/loss.

Under IFRS any remaining consolidated net income is allocated to “other retained earnings” in the same period.

The “revaluation reserves” include the valuation results from the “available-for-sale financial assets” category and also deferred taxes recognised directly in equity, depending on the underlying transaction.

(23)	Contingent liabilities and irrevocable loan commitments

KfW Bankengruppe’s contingent liabilities result mainly from guarantees (financial guarantee contracts). All contingent liabilities are listed in the Notes at their nominal amounts less provisions.

As part of the sale of its stake in IKB in the 2008, KfW agreed to indemnify IKB for certain legal risks in a certain amount. As at the end of 2011, proceedings against IKB which are relevant in this context were pending.

Irrevocable loan commitments are firm commitments by KfW Bankengruppe to grant a loan under contractually agreed terms. These are listed in the Notes at their nominal amounts less provisions.

(24)	Trust activities

Assets and liabilities held by KfW Bankengruppe in its own name but for third-party accounts are not recognised. This applies in particular to loans granted under German Financial Cooperation to support developing countries; the federal budget both grants the funds and underwrites these loans. The remuneration associated with these transactions is recognised under “commission income”.

(25)	Leasing transactions

Leases are classified as operating leases or as finance leases depending on the risks and rewards relating to ownership of an asset. This classification determines their accounting treatment.

KfW Bankengruppe enters into both types of leases as a lessee. Real estate leases are classified as “operating leases”; the corresponding rental payments are included under “administrative expense”.

Finance leases are entered into only to a limited extent. The leased assets are capitalised and depreciated over the useful life or lease term, whichever is shorter, in administrative expense”. Liabilities arising from future leasing payments are reported under “other liabilities”.

The small number of contracts in which KfW Bankengruppe acts as the lessor are classified as operating leases. The corresponding rental income is reported under “other operating income”.

Notes to the Statement of Comprehensive Income

(26) Net interest income

ANALYSIS OF NET INTEREST INCOME BY CLASS

	2011	2010	Change
	(EUR in millions)
Interest and similar income from loans and advances to banks and customers	11,701	11,152	549
Similar income from financial guarantees	39	41	-2
Interest income from securities and investments	972	1,057	-85
Interest income from derivatives	3,069	2,187	882
Other interest income	10	16	-7

Interest income	15,791	14,454	1,337
Interest and similar expense for liabilities to banks and customers	788	767	21
Interest expense for certificated liabilities	11,085	11,358	-273
Interest expense for subordinated liabilities	146	146	0
Interest expense for derivatives	1,199	-746	1,945
Other interest expense	174	177	-3

Interest expense	13,392	11,702	1,690

Total	2,399	2,752	-353

Income from unwinding in the amount of EUR 27 million (2010: EUR 41 million) is reported under “interest and similar income from loans and advances to banks and customers”.

“Interest income from derivatives” includes the net interest income from derivatives irrespective of whether they are designated for hedge accounting. Interest income and expenses from derivatives which are directly related to individual financial instruments either on the assets or liabilities side and are not included in macro fair value hedge accounting are reported in interest income from derivatives (for financial instruments on the assets side) or in interest expenses from derivatives (for financial instruments on the liabilities side), depending on the hedged item. Taking account of interest income or expenses from the related hedged items, presentation is thus based on the economic nature of the hedged financial assets (variable-rate financial assets) or hedged financial liabilities (variable-rate financial liabilities).

ANALYSIS OF INTEREST INCOME FROM SECURITIES AND INVESTMENTS

	2011	2010	Change
	(EUR in millions)
Interest income from bonds and other fixed-income securities	936	989	-53
Income from shares and other non-fixed income securities	0	1	0
Income from equity investments	35	67	-32

Total	972	1,057	-85

(27) Risk provisions for lending business

ANALYSIS OF RISK PROVISIONS BY TRANSACTION

	2011	2010	Change
	(EUR in millions)
Impairment charges	567	680	-113
Direct write-offs	66	109	-43

Expense for risk provisions	632	789	-156

Income from the reversal of impairment losses	739	990	-251
Income from recoveries of amounts previously written off	78	223	-144

Income from risk provisions	817	1,213	-396

Total	185	424	-239

(28) Net commission income

ANALYSIS OF NET COMMISSION INCOME BY CLASS

	2011	2010	Change
	(EUR in millions)
Commission income from lending business	177	234	-57
Commission income from credit derivatives	0	2	-2
Other commission income	134	139	-5
Income from trust activities	1	1	0

Commission income	312	375	-64

Commission expense for lending business	73	93	-20
Commission expense for credit derivatives	3	1	2
Other commission expense	9	8	1

Commission expense	85	102	-17

Total	226	273	-47

“Commission income from lending business” also includes current premiums and fees from the PROMISE and PROVIDE securitisation platforms.

“Other commission income” includes fees for handling German Financial Cooperation with developing countries in the amount of EUR 104 million (2010: EUR 107 million).

(29) Net gains/losses from hedge accounting

ANALYSIS OF NET GAINS/LOSSES FROM HEDGE ACCOUNTING BY TYPE OF HEDGING RELATIONSHIP

	2011	2010	Change
	(EUR in millions)
Micro fair value hedge accounting	-171	48	-219
Macro fair value hedge accounting	501	-267	768

Total	329	-219	548

Net gains/losses from “macro fair value hedge accounting” comprise the valuation of hedging instruments in the amount of EUR -6,038 million (2010: EUR -1,763 million) and the valuation of hedged risks from the hedged portfolios. It also includes the amortisation of the value adjustments from the dynamic hedge designation and reversal process and the pro-rata reversal of value adjustments in the event of disposals from the underlying portfolios as well as the residual term effect of the hedging derivatives.

ANALYSIS OF NET RESULTS FROM MICRO FAIR VALUE HEDGE ACCOUNTING BY HEDGED ITEM

	2011	2010	Change
	(EUR in millions)
Hedging of securities and investments	-7	0	-7
Hedging of liabilities to banks and customers	0	0	0
Hedging of certificated liabilities	-147	41	-188
Hedging of subordinated liabilities	3	0	3

Subtotal: Effectiveness of hedges	-152	41	-193
Amortisation of value adjustments	-19	7	-27

Total	-171	48	-219

GROSS ANALYSIS OF VALUATION RESULTS FROM MICRO FAIR VALUE HEDGE ACCOUNTING: COMPARISON OF

HEDGED ITEMS AND HEDGING INSTRUMENTS IN THE 2011 FINANCIAL YEAR

	Hedged items	Hedging instruments	Impact on valuation result
	(EUR in millions)
Hedging of securities and investments	250	-257	-7
Hedging of liabilities to banks and customers	-239	239	0
Hedging of certificated liabilities	-5,546	5,398	-147
Hedging of subordinated liabilities	-28	31	3

Total	-5,564	5,412	-152

GROSS ANALYSIS OF VALUATION RESULTS FROM MICRO FAIR VALUE HEDGE ACCOUNTING: COMPARISON OF

HEDGED ITEMS AND HEDGING INSTRUMENTS IN THE 2010 FINANCIAL YEAR

	Hedged items	Hedging instruments	Impact on valuation result
	(EUR in millions)
Hedging of securities and investments	121	-121	0
Hedging of liabilities to banks and customers	-25	25	0
Hedging of certificated liabilities	-961	1,001	41
Hedging of subordinated liabilities	-26	26	0

Total	-891	932	41

(30) Net gains/losses from other financial instruments at fair value through profit or loss

ANALYSIS OF NET GAINS/LOSSES FROM OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR

LOSS BY CLASS

	2011	2010	Change
	(EUR in millions)
Securities and investments	33	312	-279

Assets	33	312	-279

Liabilities to banks and customers	-94	-52	-42
Certificated liabilities	-1,806	-269	-1,538

Liabilities	-1,901	-321	-1,580

Financial derivatives not qualifying for hedge accounting	1,675	100	1,575
Credit derivatives	-15	27	-42

Derivative financial instruments	1,660	127	1,533

Foreign currency translation	139	88	51

Total	-69	206	-275

The net gains/losses from “liabilities to banks and customers” include the result of the credit-linked notes issued under the PROMISE and PROVIDE securitisation platforms. The net gains/losses from “credit derivatives” include the result from the portfolio CDSs concluded under this item.

The net gains/losses from derivatives not qualifying for hedge accounting are attributable mainly to derivatives in economic hedges which are recognised by using the fair value option for classifying the hedged items. The hedged items include, in particular, borrowings in the form of “certificated liabilities” and “liabilities to banks and customers” as well as “securities and investments”.

Net gains/losses from financial derivatives that do not qualify for hedge accounting include changes in the value of embedded derivatives from equity finance business which have to be separated. In addition, this item is used to carry results from embedded derivatives that are accounted for separately and which are connected to financial liabilities; the net gains/losses from the valuation of the associated hedging derivatives are thus compensated for.

ANALYSIS OF NET GAINS/LOSSES FROM SECURITIES AND INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR

LOSS BY PRODUCT TYPE

	2011	2010	Change
	(EUR in millions)
Bonds and other fixed-income securities	-29	160	-189
Shares and other non-fixed income securities	0	1	-1
Equity investments	62	151	-89

Total	33	312	-279

ANALYSIS OF NET GAINS/LOSSES FROM CREDIT DERIVATIVES AND CREDIT-LINKED NOTES FROM THE

SECURITISATION PLATFORMS PROMISE AND PROVIDE AT FAIR VALUE THROUGH PROFIT OR LOSS

	2011	2010	Change
	(EUR in millions)
Single Name CDSs	27	1	26
PROMISE / PROVIDE	15	13	3
CDSs	-42	26	-69
Issued credit-linked notes	58	-13	71

Total	43	14	29

GROSS ANALYSIS OF RESULTS FROM ECONOMICALLY HEDGED BORROWING: COMPARISON OF HEDGED ITEMS

AND HEDGING INSTRUMENTS

	2011	2010	Change
	(EUR in millions)
Borrowings	-1,958	-307	-1,651
Hedging instruments	1,974	694	1,280

Total (Effectiveness of economic hedges)	15	387	-371

(31) Net gains/losses from securities and investments

ANALYSIS OF NET GAINS/LOSSES FROM SECURITIES AND INVESTMENTS BY CLASS

	2011	2010	Change
	(EUR in millions)
Bonds and other fixed-income securities	-164	-17	-147
Shares and other non-fixed income securities	1	58	-57
Equity investments	-59	-39	-20

Total	-222	1	-223

The net gains/losses from financial instruments include gains and losses realised from the sale and impairment of securities and investments classified as “available-for-sale financial assets”, “loans and receivables” or “held-to-maturity investments”.

In 2011, “equity instruments” at a carrying amount of EUR 46 million (2010: EUR 37 million) for which the fair value could not be reliably determined, were disposed of. This generated a realised net loss of EUR -3 million (2010: EUR -12 million), which is contained in the net gains/losses from “shares and other non-fixed income securities” and the net gains/losses from “equity investments”.

DISCLOSURES ON IMPAIRMENT OF SECURITIES AND INVESTMENTS

	2011	2010	Change
	(EUR in millions)
Securities and investments	308	84	223
Bonds and other fixed-income securities	241	43	197
Shares and other non-fixed income securities	2	2	0
Equity investments	64	39	25

DISCLOSURES ON THE REVERSAL OF IMPAIRMENT LOSSES FROM SECURITIES AND INVESTMENTS

	2011	2010	Change
	EUR in millions
Securities and investments	78	23	55
Bonds and other fixed-income securities	78	23	55

(32) Net gains/losses from investments accounted for using the equity method

	2011	2010	Change
	(EUR in millions)
Net gains/losses from investments accounted for using the equity method	-5	-3	-3

(33) Administrative expense

ANALYSIS OF ADMINISTRATIVE EXPENSE

	2011	2010	Change
	(EUR in millions)
Wages and salaries	378	360	18
Social security contributions	49	49	0
Expense for pension provision and other employee benefits	34	39	-5

Personnel expense	461	448	13

Other administrative expense	249	227	22
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	47	47	-1

Non-personnel expense	296	274	21

Total	757	722	34

“Non-personnel expense” includes EUR 5 million for depreciation, amortisation and impairment relating to finance leases (2010: EUR 5 million).

“Other administrative expense” includes rental expense arising from operating leases in the amount of EUR 5 million (2010: EUR 7 million).

(34) Net other operating income

ANALYSIS OF NET OTHER OPERATING INCOME

	2011	2010	Change
	(EUR in millions)
Other operating income	43	68	-24
Other operating expense	32	95	-63

Total	11	-27	39

“Other operating income” contains income from repurchasing own issues, rental income of EUR 2 million, unchanged from the previous year, and income from the reversal of other provisions.

“Other operating expense” includes contributions payable to the restructuring fund for banks in the amount of EUR 5 million. KfW is not obligated to contribute to the fund in accordance with section 2 of the Restructuring Fund Act (Restrukturierungsfondsgesetz – RStrukFG).

(35) Taxes on income

ANALYSIS OF TAXES ON INCOME BY COMPONENT

	2011	2010	Change
	(EUR in millions)
Current taxes on income	84	42	43
Deferred taxes	-54	12	-66

Total	30	54	-24

In 2011, deferred tax assets resulted in earnings of EUR 54 million (2010: EUR 12 million expenses). These were a result of the change in recognition of temporary differences.

The following reconciliation presents the relationship between the calculated income tax expense for the financial year and reported taxes on income.

TAX RECONCILIATION

	2011	2010	Change
	(EUR in millions)
Profit/loss from operating activities (before taxes)	2,098	2,685	-587
Group income tax rate	0%	0%	0%

Calculated income tax expense	0	0	0
Effects of tax rate differentials within the Group	112	134	-22
Effect of tax rate changes	0	0	0
Effects of previous year taxes recorded in the reporting year	-16	-14	-2
Effects of non-deductible taxes on income	6	2	4
Effects of non-deductible business expenses	8	2	6
Effects of tax-free income	-1	-6	5
Trade tax add-ons	4	3	1
Permanent accounting differences	29	-4	33
Effects of changes in recognised deferred tax assets	-109	-63	-46
Other effects	-3	0	-3

Reported taxes on income	30	54	-24

KfW Bankengruppe’s applicable income tax rate of zero per cent, on which the reconciliation is based, takes into account the tax status of KfW as a non-taxable public-law institution and the major effect of this status on profit/loss from operating activities.

The effects of tax rate differentials result from individual group companies being taxable and the related different tax rates. The tax rates continue to range from 0% to 32%.

(36) Notes to other comprehensive income

ANALYSIS OF OTHER COMPREHENSIVE INCOME BY CLASS

	2011	2010	Change
	(EUR in millions)
Financial instruments	-11	30	-41
Bonds and other fixed-income securities	-71	42	-114
Shares and other non-fixed income securities	1	-20	21
Equity investments	60	8	52
Deferred taxes on financial instruments	6	8	-2
Investments accounted for using the equity method	0	-6	6

Total	-5	33	-38

“Other comprehensive income” comprises income and expenses recognised directly in equity under “revaluation reserves”.

ANALYSIS OF RECLASSIFICATION AMOUNTS INCLUDED IN THE INCOME STATEMENT BY CLASS

	2011	2010	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	83	57	27
Bonds and other fixed-income securities	83	117	-33
Shares and other non-fixed income securities	0	-60	60
Reclassification amounts relating to deferred taxes on financial instruments	3	0	3

Total	86	56	30

The reclassification amounts are the result of income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the “revaluation reserves”. They also include amortisation of revaluation reserves from the reclassification of securities and investments from the “available-for-sale financial assets” valuation category to the “loans and advances” category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

Segment Reporting

(37) Segment reporting by business area

In accordance with the provisions of IFRS 8, segment reporting follows the internal management reporting system, which is used by the group’s main decision makers to assess each segment’s performance and to allocate resources to segments.

In accordance with the business area structure for KfW Bankengruppe, the segments and their products and services are broken down as follows:

KfW Mittelstandsbank	-	Financing of corporate investments and industrial pollution control
	-	Equity financing
	-	Advisory services

KfW Privatkundenbank	-	Financing for housing construction and modernisation
	-	Education finance

KfW Kommunalbank	-	Infrastructure and social finance
	-	General funding of the special credit institutions of the federal states
	-	Transactions on behalf of the Federal Government

Export and project finance	-	Financing for German and European export activities
	-	Financing for projects and investments in German and European interests

Promotion for developing and transition countries	-	Promotion for developing and transition countries on behalf of the Federal Government (budget funds) with complementary market funds raised by KfW
	-	Financing provided by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (private enterprise financing)

Capital markets	-	Securities and money market investments
	-	Asset securitisation and capital market-related products
	-	Global loans Europe
	-	Holding arrangements for the Federal Republic of Germany
	-	Refinancing

Group centre	-	Central interest rate and currency management
	-	Strategic equity investments

The business area structure was adjusted in two places from the structure of previous reports, in line with the realigned organisational structure and product responsibility, with effect from 1 January 2011:

-	The “advisory services” product group, previously part of the group centre, has been reallocated to the KfW Mittelstandsbank business area responsible for this product.

-	The “global loans Europe” product group, previously under the responsibility of KfW Kommunalbank, has been reallocated to the Capital markets business area responsible for this product.

The new business area structure was used as the basis for conforming comparative figures for 2010.

The business areas are measured on the basis of their contribution to consolidated profit. The individual line items are based on the following methods:

-

“Net interest income” (before interest rate reductions) comprises interest margins from asset operations calculated on the basis of the market interest rate method[1]. The item also includes the imputed return on equity with an analysis based on economic capital usage. Group centre also includes the treasury result, which largely comprises the income/loss from interest rate management. The treasury result reflecting the profit contribution from KfW refinancing[2] is allocated to the Capital markets business area.

-	The interest rate reductions included in “net interest income” in the income statement are reported separately in line with the internal management report due to their special relevance as a management variable. “Interest rate reductions” are components of promotional business of the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Promotional loans with a KfW interest receivable which is below the KfW refinancing rate are deemed reduced-interest loans.

-	The allocation of “administrative expense” is based on the results from activity-based accounting by cost centres[3]. “Administrative expense” includes depreciation on property, plant and equipment.

-	Risk provisions for lending business, net impairment charges, direct write-offs and recoveries on loans written off are distributed among the business areas according to the attributable risk provision amounts.

-	The valuation result comprises the net gains/losses from hedge accounting, the net gains/losses from other financial instruments at fair value, the net gains/losses from securities and investments, the net gains/losses from investments accounted for using the equity method and net other operating income.

-	When taxes on income are allocated to the business areas (excluding the group centre), only the current taxes on income are taken in account. Deferred taxes are allocated to the group centre.

-	The reported economic capital requirement to cover potential credit, market price and operating risks is quantified for a solvency level of 99.99%[4].

-	Segment assets are not reported as, as per the internal management reporting system, they are used neither to assess each segment’s performance nor to allocate resources to segments.

-	The presentation of segment income and expenses is based on consolidated figures. Administrative and commission expense as well as commission income and other operating income resulting from service relationships within the group is adjusted in segment reporting. Negligible consolidation effects remaining are reported in the Reconciliation/consolidation column.

(1)	Refinancing at matching maturities using KfW’s internal refinancing curve is assumed for the calculation of interest margins in this method.
(2)	The difference between the realised refinancing rates and the maturity-matched refinancing rates calculated in-house.
(3)	The costs incurred in the organisational units are allocated to the products by means of core services.
(4)	The statistical models and methods used are explained in the risk report section of the group management report.

SEGMENT REPORTING BY BUSINESS AREA FOR FINANCIAL YEAR 2011

(EUR in millions)	KfW Mittel- standsbank (1)	KfW Privatkundenbank	KfW Kommunalbank	Export and project finance (1)	Promotion for developing and transition countries (1)	Capital markets	Group centre	Reconciliation /consolidation	KfW Group
Volume of new commitments	22,407	16,722	11,798	13,409	5,755	1,147	—	-847	70,390

Net interest income before interest rate reductions	290	194	44	706	260	562	901	0	2,956
Net commission income	16	14	6	48	127	13	2	0	226
Administrative expense	137	120	29	151	238	61	22	0	757

Operating result before valuation (before interest rate reductions)	168	89	22	603	150	514	881	0	2,426

Risk provisions for lending business	-13	-9	6	76	58	24	43	—	185
Valuation result	17	0	0	-7	63	-250	221	0	44

Profit/loss from operating activities (before interest rate reductions)	172	79	28	672	271	289	1,144	0	2,655

Interest rate reductions	-310	-195	-53	—	—	—	—	—	-557
Taxes on income	—	—	—	49	29	0	-47	—	30
Consolidated profit	-137	-116	-25	623	242	289	1,191	0	2,068

Economic capital requirement	2,184	1,263	183	2,531	1,601	1,747	3,048	—	12,558

(1)

The valuation result of the business areas contains the following net gains/losses from investments accounted for using the equity method: KfW Mittelstandsbank EUR -2.5 million, Export and project finance EUR -2.0 million and Promotion for developing and transition countries EUR -0.6 million.

SEGMENT REPORTING BY BUSINESS AREA FOR FINANCIAL YEAR 2010

(EUR in millions)	KfW Mittel- standsbank (1)	KfW Privatkundenbank	KfW Kommunalbank	Export and project finance (1)	Promotion for developing and transition countries (1)	Capital markets (2)	Group centre	Reconciliation /consolidation	KfW Group
Volume of new commitments	28,630	20,025	15,387	9,336	5,679	2,525	—	-231	81,351

Net interest income before interest rate reductions	332	174	22	746	239	633	1,163	0	3,309
Net commission income	19	28	6	63	132	25	1	0	273
Administrative expense	139	116	25	136	219	62	25	0	722

Operating result before valuation (before interest rate reductions)	213	87	2	673	152	595	1,138	0	2,860

Risk provisions for lending business	-28	-17	2	191	139	259	-121	0	424
Valuation result	15	0	1	60	208	-32	-294	0	-42

Profit/loss from operating activities (before interest rate reductions)	200	70	6	923	498	822	723	0	3,242

Interest rate reductions	-286	-211	-61	—	—	—	—	—	-558
Taxes on income	—	—	0	34	4	0	16	—	54
Consolidated profit	-86	-141	-55	889	494	822	707	0	2,631

Economic capital requirement	2,356	1,378	206	2,325	1,190	1,893	1,924	—	11,274

(1)

The valuation result of the business areas contains the following net gains/losses from investments accounted for using the equity method: KfW Mittelstandsbank EUR -0.5 million, Export and project finance EUR -3.1 million and Promotion for developing and transition countries EUR 1.0 million.

(2)

The amount reported in the volume of new commitments line comprises new commitments in the core business of the Capital Markets segment. In addition, a volume of EUR 22,336 was committed as part of a loan granted to Greece, resulting in a total commitment volume for financial year 2010 of EUR 103.7 billion.

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for the KfW Group. The consolidation effects reported for “Volume of new commitments” relate to commitments for programme loans made by KfW Mittelstandsbank for which KfW IPEX-Bank acts as on-lending bank. The other amounts in this column result from minimal consolidation effects.

(38) Segment reporting by region

Net interest and commission income are allocated on the basis of the geographical locations of clients. The imputed return on equity included in net interest income, the treasury result and the interest rate management result are allocated to Germany. KfW receives commission income from the Federal Government for supporting developing and transition countries using budget funds of the Federal Government. This is allocated according to the region of the country receiving the investment. Commission expense paid to special purpose entities resulting from the asset securitisation platform is distributed according to the geographical location of the originator bank.

Property, plant and equipment and intangible assets are not reported according to region because these assets relate to Germany except for immaterial amounts.

SEGMENT REPORTING BY REGION FOR FINANCIAL YEAR 2011

(EUR in millions)	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation / consolidation	KfW Group
Net interest income	1,580	433	386	0	2,399
Net commission income	75	34	118	0	226

Segment income	1,654	467	504	0	2,625

SEGMENT REPORTING BY REGION FOR FINANCIAL YEAR 2010

(EUR in millions)	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation/ consolidation	KfW Group
Net interest income	1,873	422	456	0	2,752
Net commission income	107	38	128	0	273

Segment income	1,979	461	584	0	3,025

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Bankengruppe. The amounts in this column result solely from minimal consolidation effects.

Notes to the Statement of Financial Position

(39) Cash reserves

ANALYSIS OF CASH RESERVES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Balances with central banks	997	604	393

(40) Loans and advances to banks

ANALYSIS OF LOANS AND ADVANCES TO BANKS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Money-market transactions	13,252	6,423	6,829
Loans and advances	247,584	237,897	9,687
Other receivables	30,136	19,101	11,034

Total	290,971	263,422	27,550

The receivables from reverse repos and the PROMISE and PROVIDE securitisation platforms are included in “other receivables”.

ANALYSIS OF LOANS AND ADVANCES TO BANKS BY LIABILITY TYPE

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Direct loans to banks	88,646	87,721	926
On-lent customer loans with full underwriting risk borne by the on-lending bank	152,562	143,024	9,538
On-lent customer loans with partial underwriting risk borne by the on-lending bank	5,966	6,758	-792
Direct and on-lent subordinated loans	410	394	16

Total	247,584	237,897	9,687

“Direct loans to banks” includes in particular global loans granted as part of financing for domestic housing construction and SMEs.

(41) Loans and advances to customers

ANALYSIS OF LOANS AND ADVANCES TO CUSTOMERS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Loans and advances	117,468	107,505	9,964
Other receivables	838	595	243

Total	118,306	108,099	10,207

The receivables from reverse repos and the PROMISE and PROVIDE securitisation platforms are included in “other receivables”.

ANALYSIS OF LOANS AND ADVANCES TO CUSTOMERS BY LIABILITY TYPE

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Direct loans to customers	111,184	100,579	10,605
On-lent customer loans without underwriting risk borne by the on-lending bank	441	629	-188
Direct and on-lent subordinated loans	5,843	6,297	-453

Total	117,468	107,505	9,964

“Direct loans to customers” include in particular loans granted under export and project financing, municipal financing and education financing. The item also includes loans connected with certain transactions commissioned by the Federal Government in accordance with the KfW Law.

(42) Risk provisions for lending business

ANALYSIS OF RISK PROVISIONS FOR LENDING BUSINESS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Loans and advances to banks	162	200	-38
Loans and advances to customers	4,778	5,221	-443

Provisions for losses on loans and advances	4,940	5,422	-482
Provisions for contingent liabilities and irrevocable loan commitments	256	484	-228

Total	5,196	5,906	-710

“Provisions for losses on loans and advances” also includes money market investments and reverse repos.

DEVELOPMENT OF RISK PROVISIONS FOR LENDING BUSINESS IN THE 2011 FINANCIAL YEAR BY RISK ASSESSMENT

TYPE

	Individually assessed risks	Risks assessed on a portfolio basis	Provisions for losses on loans and advances	Provisions (individual risks)	Provisions (portfolio risks)	Total
			(EUR in millions)
As at 1 Jan. 2011	4,571	851	5,422	429	56	5,906
Additions	551	29	581	47	5	632
Write-offs	-598	0	-598	-97	0	-695
Reversals	-315	-240	-556	-169	-14	-739
Unwinding	-27	0	-27	0	0	-27
Exchange rate changes	116	3	119	0	0	119
Transfers	0	0	0	0	0	0

As at 31 Dec. 2011	4,297	642	4,940	210	46	5,196

Risks assessed on a portfolio basis comprise both credit rating risks and country risks.

In 2011, EUR 154 million (2010: EUR 129 million) in interest income was not collected for impaired loans.

DEVELOPMENT OF RISK PROVISIONS FOR LENDING BUSINESS IN THE 2010 FINANCIAL YEAR BY RISK ASSESSMENT TYPE

	Individually assessed risks	Risks assessed on portfolio basis	Provisions for losses on loans and advances	Provisions (individual risks)	Provisions (portfolio risks)	Total
	(EUR in millions)
As at 1 Jan. 2010	5,702	1,201	6,904	278	76	7,258
Additions	519	13	532	250	7	789
Write-offs	-1,487	0	-1,487	-1	0	-1,488
Reversals	-452	-396	-847	-114	-29	-990
Unwinding	-41	0	-41	0	0	-41
Exchange rate changes	334	27	362	14	2	378
Transfers	-5	5	0	0	0	0

As at 31 Dec. 2010	4,571	851	5,422	429	56	5,906

(43) Value adjustments from macro fair value hedge accounting

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Value adjustments to assets designated for macro fair value hedge accounting	13,468	7,478	5,990

The fair values attributable to the hedged risks in the hedged portfolios under the category “loans and receivables” are included in this item.

(44) Derivatives subject to hedge accounting

ANALYSIS OF DERIVATIVES WITH POSITIVE FAIR VALUES RESIGNATED FOR HEDGE ACCOUNTING BY TYPE OF

HEDGING RELATIONSHIP

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Micro fair value hedge accounting	29,560	22,282	7,279
Macro fair value hedge accounting	842	1,041	-199

Total	30,403	23,323	7,080

ANALYSIS OF DERIVATIVES WITH POSITIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Interest-related derivatives	17,397	12,296	5,101
Currency-related derivatives	13,006	11,026	1,979

Total	30,403	23,323	7,080

Only “interest-related derivatives” are designated for macro fair value hedge accounting.

Cross-currency swaps are presented under “currency-related derivatives”.

(45) Other derivatives

ANALYSIS OF OTHER DERIVATIVES WITH POSITIVE FAIR VALUES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Interest-related derivatives	5,572	3,246	2,326
Currency-related derivatives	5,398	3,276	2,122
Credit derivatives	1	2	-1
Other derivatives	120	44	76

Total	11,091	6,568	4,523

Cross-currency swaps are presented under Currency-related derivatives.

(46) Securities and investments

ANALYSIS OF SECURITIES AND INVESTMENTS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Bonds and other fixed-income securities	30,016	33,599	-3,583
Shares and other non-fixed income securities	13	16	-4
Equity investments	1,831	1,591	240
Shares in affiliated entities not included in the consolidated financial statements	2	2	0

Total	31,861	35,207	-3,346

“Bonds and other fixed-income securities” are recognised less impairments for the risk of decreases in value that have already occurred but have not yet been individually identified.

(47) Investments accounted for using the equity method

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Investments accounted for using the equity method	43	29	14

Note 81 “Disclosures on shareholdings” contains a list of “investments accounted for using the equity method”.

(48) Property, plant and equipment

ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Land and buildings	868	780	87
Plant and equipment	48	45	3
Other property, plant and equipment	0	85	-85

Property, plant and equipment for own use	916	911	5
Investment property	1	1	0

Total	917	912	5

“Plant and equipment” includes leased assets from finance leases that are required to be capitalised.

Payments in advance and assets under construction are presented under “other property, plant and equipment”.

DEVELOPMENT IN PROPERTY, PLANT AND EQUIPMENT IN THE 2011 FINANCIAL YEAR

	Purchase/production cost	Accumulated depreciation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as at 1 Jan. 2011	1,150	-238	912
Additions/reversals of impairment losses	46	0	46
Disposals	-22	15	-8
Depreciation	—	-33	-33
Impairment losses	—	0	0

Carrying amount as at 31 Dec. 2011	1,174	-257	917

DEVELOPMENT IN PROPERTY, PLANT AND EQUIPMENT IN THE 2010 FINANCIAL YEAR

	Purchase/production cost	Accumulated depreciation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as at 1 Jan. 2010	1,086	-210	876
Additions/reversals of impairment losses	76	0	76
Disposals	-12	3	-9
Depreciation	—	-30	-30
Impairment losses	—	0	0

Carrying amount as at 31 Dec. 2010	1,150	-238	912

(49) Intangible assets

ANALYSIS OF INTANGIBLE ASSETS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Software	31	29	1
Acquired software	13	13	0
Internally generated software	18	16	1
Other intangible assets	16	14	1

Total	46	44	3

“Other intangible assets” include, in particular, software under development.

DEVELOPMENT IN INTANGIBLE ASSETS IN THE 2011 FINANCIAL YEAR

	Purchase/production cost	Accumulated amortisation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as at 1 Jan. 2011	114	-71	44
Additions/reversals of impairment losses	16	0	16
Disposals	-10	10	0
Amortisation	—	-13	-13
Impairment losses	—	-1	-1

Carrying amount as at 31 Dec. 2011	121	-74	46

DEVELOPMENT IN INTANGIBLE ASSETS IN THE 2010 FINANCIAL YEAR

	Purchase/production cost	Accumulated amortisation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as at 1 Jan. 2010	103	-59	44
Additions/reversals of impairment losses	17	0	17
Disposals	-5	5	0
Amortisation	—	-17	-17
Impairment losses	—	0	0

Carrying amount as at 31 Dec. 2010	114	-71	44

(50) Income tax assets

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Current income tax assets	47	25	22
Deferred income tax assets	312	173	139

Total	359	198	161

The “current income tax assets” derive from deductible taxes (investment income tax/solidarity surcharge) and tax receivables from advance tax payments during the reporting year.

“Deferred income tax assets” mostly result from valuation differences relating to the balance sheet items listed below.

ANALYSIS OF DEFERRED TAX ASSETS BY BALANCE SHEET ITEM

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Loans and advances to banks and customers (incl. risk provisions)	82	56	26
Securities and investments	12	5	7
Intangible assets	23	23	0
Other derivatives (liabilities)	141	45	96
Provisions	36	15	21
Other balance sheet items	17	28	-11
Tax loss carryforwards	1	1	0

Subtotal	312	173	139
Offset against deferred tax liabilities	0	0	0

Total	312	173	139

The use of existing tax loss carryforwards for the taxable group companies is not sufficiently probable, with the result that it was only possible to carry deferred tax assets to a limited extent.

(51) Other assets

ANALYSIS OF OTHER ASSETS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Other assets and receivables	950	827	123
Prepaid expenses and deferred charges	344	468	-124

Total	1,295	1,296	-1

(52) Liabilities to banks

ANALYSIS OF LIABILITIES TO BANKS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Promissory note loans	2,206	1,665	541
Other financial liabilities	20,825	13,796	7,029

Total	23,031	15,461	7,570

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE securitisation platforms are included in “other liabilities”.

(53) Liabilities to customers

ANALYSIS OF LIABILITIES TO CUSTOMERS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Money-market transactions	1,489	150	1,339
Promissory note loans	8,348	9,783	-1,435
Other liabilities	11,020	12,078	-1,059

Total	20,856	22,011	-1,154

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE securitisation platforms are included in “other liabilities”. Credit-linked notes issued under these platforms are included under “promissory note loans”.

(54) Certificated liabilities

ANALYSIS OF CERTIFICATED LIABILITIES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Money-market issues	30,788	26,272	4,515
Bonds and notes	368,042	331,712	36,330

Total	398,829	357,984	40,845

(55) Value adjustments from macro fair value hedge accounting

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Value adjustments to liabilities under macro fair value hedge accounting	313	141	172

The fair values attributable to hedged risks in the hedged portfolios in the “other liabilities” category are included in this item.

(56) Derivatives subject to hedge accounting

ANALYSIS OF DERIVATIVES WITH NEGATIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY TYPE OF

HEDGING RELATIONSHIP

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Micro fair value hedge accounting	3,943	6,017	-2,073
Macro fair value hedge accounting	16,984	12,174	4,809

Total	20,927	18,191	2,736

ANALYSIS OF DERIVATIVES WITH NEGATIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Interest-related derivatives	19,166	14,063	5,103
Currency-related derivatives	1,761	4,128	-2,367

Total	20,927	18,191	2,736

Only “interest-related derivatives” are designated for macro fair value hedge accounting. Cross-currency swaps are presented under “currency-related derivatives”.

(57) Other derivatives

ANALYSIS OF OTHER DERIVATIVES WITH NEGATIVE FAIR VALUES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Interest-related derivatives	2,146	1,270	876
Currency-related derivatives	3,158	3,351	-193
Other derivatives	62	2	59

Total	5,365	4,623	742

Cross-currency swaps are presented under “currency-related derivatives”.

(58) Provisions

ANALYSIS OF PROVISIONS BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Provisions for pensions and similar commitments	1,083	1,042	41
Provisions for credit risks	256	484	-228
Other provisions	874	764	111

Total	2,214	2,290	-77

DEVELOPMENT IN PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS IN THE 2011 FINANCIAL YEAR

	Pension obligations	Early retirement	Partial retirement	Total
	(EUR in millions)
As at 1 Jan. 2011	1,020	13	9	1,042
Pension benefits paid	-36	-2	-2	-40
Additions	75	4	3	81
Service cost	27	4	3	33
Interest cost	44	0	0	44
Contributions by plan participants	4	0	0	4
Reversals	0	0	0	0

As at 31 Dec. 2011	1,059	14	10	1,083

The calculation of the pension entitlements which were vested as at the valuation reference date results in actuarial gains to be amortised of EUR 44 million (2010: EUR 42 million).

	31 Dec. 2011	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007
	(EUR in millions)
Projected benefit obligation under the pension commitments	976	980	884	771	769

DEVELOPMENT IN PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS IN THE 2010 FINANCIAL YEAR

	Pension obligations	Early retirement	Partial retirement	Total
	(EUR in millions)
As at 1 Jan. 2010	984	3	6	993
Pension benefits paid	-34	-1	-1	-36
Additions	70	11	4	85
Service cost	23	11	3	38
Interest cost	44	0	0	44
Contributions by plan participants	4	0	0	4
Reversals	0	0	0	0

As at 31 Dec. 2010	1,020	13	9	1,042

The provisions for pensions and similar commitments are calculated on the basis of the 2005 G Heubeck actuarial tables and based on the following actuarial assumptions:

ACTUARIAL ASSUMPTIONS IN % P.A.

	31 Dec. 2011	31 Dec. 2010
Technical discount rate	4.60	4.40
Rate of salary increases	3.00	3.00
Rate of pension increases	2.30	2.30
Rate of staff turnover	1.50	0.80

Development in risk provisions for lending business

For the development in risk provisions for lending business see note 42 “risk provisions for lending business”.

DEVELOPMENT IN OTHER PROVISIONS IN THE 2011 FINANCIAL YEAR

	Obligations to employees	Other provisions	Total
	(EUR in millions)
As at 1 Jan. 2011	22	742	764
Additions	8	165	174
Interest cost	0	1	1
Other additions	8	164	172
Used amounts	-9	-46	-55
Reversals	-1	-8	-9

As at 31 Dec. 2011	21	854	874

The obligations to employees show other long-term employee benefits including provisions for service anniversaries. Corresponding actuarial reports have been prepared for these obligations. Other provisions comprises obligations arising from the assumption of the tasks of the State Insurance Company of the GDR in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung — SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben - BvS) reported under “other assets”.

DEVELOPMENT IN OTHER PROVISIONS IN THE 2010 FINANCIAL YEAR

	Obligations to employees	Other provisions	Total
		(EUR in millions)
As at 1 Jan. 2010	28	689	717
Additions	2	98	100
Interest cost	0	0	0
Other additions	2	98	100
Used amounts	-5	-37	-42
Reversals	-4	-7	-11

As at 31 Dec. 2010	22	742	764

(59) Income tax liabilities

	31 Dec. 2011	31 Dec. 2010	Change
		(EUR in millions)
Current income tax liabilities	27	38	-11
Deferred income tax liabilities	160	80	79

Total	187	118	68

The “current income tax liabilities” in the reporting year are the result of tax provisions at the level of taxable companies included in the group.

DEVELOPMENT IN TAX PROVISIONS

	2011	2010
	(EUR in millions)
As at 1 Jan.	38	9
Additions	16	36
Used amounts	-27	-4
Reversals	0	-2

As at 31 Dec.	27	38

“Deferred income tax liabilities” mostly result from valuation differences relating to the balance sheet items listed below.

ANALYSIS OF DEFERRED TAX LIABILITIES BY BALANCE SHEET ITEM

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Other derivatives (assets)	133	45	88
Securities and investments	1	7	-6
Other balance sheet items	26	28	-2

Subtotal	160	80	80
Offset against deferred tax assets	0	0	0

Total	160	80	80

(60) Other liabilities

ANALYSIS OF OTHER LIABILITIES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Other financial liabilities	1,484	1,486	-2
Deferred income	519	420	99

Total	2,003	1,906	97

The promotional subsidies granted to KfW through the ERP Special Fund based on the German Law to define the economic plan of the ERP Special Fund (ERP-Wirtschaftsplangesetz) in the amount of EUR 106 million (2010: EUR 104 million) were reported as “deferred income”.

(61) Subordinated liabilities

ANALYSIS OF SUBORDINATED LIABILITIES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Subordinated liabilities	3,247	3,247	0

As part of the new legislation governing ERP economic promotion as at 1 July 2007, the ERP Special Fund provided a subordinated loan to KfW in the amount of EUR 3,247 million. The loan consists of three tranches with different fixed-interest periods. The period during which capital is tied up in all tranches ends as at 31 December 2017. Interest is charged on the tranches at an initial rate of 4.5% p.a.

(62) Equity

ANALYSIS OF EQUITY

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Subscribed capital	3,750	3,750	0
less uncalled outstanding contributions	-450	-450	0

Paid-in subscribed capital	3,300	3,300	0
Capital reserve	5,947	5,947	0
of which promotional reserves from the ERP Special Fund	4,650	4,650	0
Reserve from the ERP Special Fund	1,056	977	79
Retained earnings	6,107	5,218	889
Statutory reserve under Section 10 (2) KfW Law	1,875	1,838	37
Special reserve under Section 10 (3) KfW Law	2,689	2,178	510
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	21	0
Other retained earnings	1,522	1,181	341
Fund for general banking risks	1,700	600	1,100
Revaluation reserves	-262	-257	-5

Total	17,847	15,784	2,063

Equity forms the basis for the economic resources available which are matched against the capital requirements derived from internal steering.

For information concerning equity in relation to risk-bearing capacity see “Financial Section—Risk Report—Internal Capital Adequacy Process”.

Notes on financial instruments

(63) Gains and losses from financial instruments by valuation category

The following tables show an analysis of the results from financial instruments included in the various income statement items organised by valuation category. In addition to interest and similar income and expenses reported in “net interest” and commission income and loan processing fees included in “net commission income”, contributions to income included in particular the risk provisions for lending business. Depending on measurement and designation for hedge accounting, the effects of fair value measurement, impairment losses and reversals of impairment losses and gains and losses from disposals are also included. The result from foreign currency translation is not included.

GAINS AND LOSSES FROM FINANCIAL INSTRUMENTS BY VALUATION CATEGORY IN THE 2011 FINANCIAL YEAR

	Net interest income	Risk provisions for lending business	Net commission income	Net gains/losses from hedge accounting	Net gains/losses from other financial instruments at fair value through profit or loss	Net gains/losses from securities and investments	Net other operating income	Total
	(EUR in millions)
Loans and receivables	12,238	185	101	5,938	—	-174	—	18,288
Held-to-maturity investments	20	—	—	—	—	0	—	20
Other liabilities	-11,154	—	0	-5,984	—	—	1	-17,137
Available-for-sale financial assets	336	—	0	277	—	-49	—	565
Financial assets at fair value through profit or loss	128	—	76	—	33	—	—	237
Financial liabilities at fair value through profit or loss	-990	—	-73	—	-1,943	—	—	-3,006
Derivatives subject to hedge accounting	1,534	—	—	99	—	—	—	1,633
Other derivatives	336	—	-3	—	1,702	—	—	2,035

Total	2,448	185	101	329	-208	-222	1	2,634

GAINS AND LOSSES FROM FINANCIAL INSTRUMENTS BY VALUATION CATEGORY IN THE 2010 FINANCIAL YEAR

	Net interest income	Risk provisions for lending business	Net commission income	Net gains/losses from hedge accounting	Net gains/losses from other financial instruments at fair value through profit or loss	Net gains/losses from securities and investments	Net other operating income	Total
	(EUR in millions)
Loans and receivables	11,774	424	131	794	—	-22	—	13,101
Held-to-maturity investments	16	—	—	—	—	0	—	16
Other liabilities	-11,289	—	-12	-1,099	—	—	14	-12,387
Available-for-sale financial assets	286	—	0	40	—	23	—	349
Financial assets at fair value through profit or loss	188	—	101	—	338	—	—	627
Financial liabilities at fair value through profit or loss	-1,114	—	-81	—	-321	—	—	-1,516
Derivatives subject to hedge accounting	2,021	—	—	47	—	—	—	2,068
Other derivatives	912	—	2	—	101	—	—	1,015

Total	2,794	424	141	-219	118	1	14	3,273

(64) Balance sheet for financial instruments by valuation category

The following tables show the assets and liabilities from financial instruments included in the different balance sheet items organised by valuation category.

FINANCIAL ASSETS BY VALUATION CATEGORY AS AT 31 DECEMBER 2011

	Loans and advances to banks	Loans and advances to customers	Risk provisions for lending business	Value adjustments from macro fair value hedge accounting	Derivatives subject to hedge accounting	Other derivatives	Securities and investments	Assets (financial instruments)
	(EUR in millions)								(in %)
Loans and receivables	290,595	118,293	-4,940	13,468	—	—	13,920	431,336	87.8%
Held-to-maturity investments	—	—	—	—	—	—	1,084	1,084	0.2%
Available-for-sale financial assets	0	0	—	—	—	—	13,681	13,681	2.8%
Financial assets at fair value through profit or loss	376	13	—	—	—	—	3,176	3,565	0.7%
Derivatives subject to hedge accounting	—	—	—	—	30,403	—	—	30,403	6.2%
Other derivatives	—	—	—	—	—	11,091	—	11,091	2.3%

Total	290,971	118,306	-4,940	13,468	30,403	11,091	31,861	491,161	100.0%

FINANCIAL LIABILITIES BY VALUATION CATEGORY AS AT 31 DECEMBER 2011

	Liabilities to banks	Liabilities to customers	Certificated liabilities	Value adjustments from macro fair value hedge accounting	Derivatives subject to hedge accounting	Other derivatives	Other liabilities	Subordinated liabilities	Liabilities (financial instruments)
	(EUR in millions)									(in %)
Other financial liabilities	21,964	17,462	372,606	313	—	—	317	3,247	415,908	88.0%
Financial liabilities at fair value through profit or loss	1,067	3,394	26,223	—	—	—	—	0	30,684	6.5%
Derivatives subject to hedge accounting	—	—	—	—	20,927	—	—	—	20,927	4.4%
Other derivatives	—	—	—	—	—	5,365	—	—	5,365	1.1%

Total	23,031	20,856	398,829	313	20,927	5,365	317	3,247	472,884	100.0%

FINANCIAL ASSETS BY VALUATION CATEGORY AS AT 31 DECEMBER 2010

	Loans and advances to banks	Loans and advances to customers	Risk provisions for lending business	Value adjustments from macro fair value hedge accounting	Derivatives subject to hedge accounting	Other derivatives	Securities and investments	Assets (financial instruments)
	(EUR in millions)								(in %)
Loans and receivables	263,020	108,076	-5,422	7,478	—	—	19,023	392,175	89.4%
Held-to-maturity investments	—	—	—	—	—	—	1,089	1,089	0.2%
Available-for-sale financial assets	0	0	—	—	—	—	10,766	10,766	2.5%
Financial assets at fair value through profit or loss	402	23	—	—	—	—	4,329	4,754	1.1%
Derivatives subject to hedge accounting	—	—	—	—	23,323	—	—	23,323	5.3%
Other derivatives	—	—	—	—	—	6,568	—	6,568	1.5%

Total	263,422	108,099	-5,422	7,478	23,323	6,568	35,207	438,675	100.0%

FINANCIAL LIABILITIES BY VALUATION CATEGORY AS AT 31 DECEMBER 2010

	Liabilities to banks	Liabilities to customers	Certificated liabilities	Value adjustments from macro fair value hedge accounting	Derivatives subject to hedge accounting	Other derivatives	Other liabilities	Subordinated liabilities	Liabilities (financial instruments)
	(EUR in millions)									(in %)
Other financial liabilities	14,522	16,926	333,128	141	—	—	289	3,247	368,252	87.3%
Financial liabilities at fair value through profit or loss	939	5,085	24,856	—	—	—	—	0	30,880	7.3%
Derivatives subject to hedge accounting	—	—	—	—	18,191	—	—	—	18,191	4.3%
Other derivatives	—	—	—	—	—	4,623	—	—	4,623	1.1%

Total	15,461	22,011	357,984	141	18,191	4,623	289	3,247	421,947	100.0%

(65) Disclosures on the reclassification of financial assets

In the 2008 financial year and with retroactive effect from 1 July 2008, KfW Bankengruppe reclassified bonds and other fixed-income securities reported under “securities and investments” (variable-interest asset-backed securities) with a volume of EUR 2,750 million (fair value as at the date of reclassification) from the “available-for-sale financial assets” valuation category to the “loans and receivables” category.

The following table shows the carrying amounts of the reclassified financial assets and their fair values.

	31 Dec. 2011	31 Dec. 2010
	(EUR in millions)
Carrying amount (balance sheet)	1,063	1,369
Fair value	989	1,313

For the reclassified financial assets a change of EUR -8 million (2010: EUR 41 million) in fair value would have been recorded directly in equity under “revaluation reserves”, and net gains/losses from “securities and investments” of EUR 5 million (2010: EUR 5 million) would have been recorded as well.

Net gains/losses from “securities and investments” include reversals of impairment losses and impairments on reclassified financial assets totalling EUR 5 million (2010: EUR 4 million); as in 2010, no realised gains and losses were recorded. Interest income from the reclassified securities is still received unchanged.

In the 2009 financial year, in accordance with a resolution with prospective effect dated 17 February 2009, bonds and other fixed-income securities reported under “securities and investments” (which serve to maintain liquidity through the use of repo transactions (repos) or open market transactions of the European Central Bank) with a volume of EUR 18,170 million (fair value as at the date of reclassification) were reclassified from the “available-for-sale financial assets” valuation category to the “loans and receivables” category.

The following table shows the carrying amounts of the reclassified financial assets and their fair values.

	31 Dec. 2011	31 Dec. 2010
	(EUR in millions)
Carrying amount (balance sheet)	9,385	14,437
Fair value	9,004	13,838

For the reclassified financial assets a change of EUR 111 million (2010: EUR -547 million) in fair value would have been recorded directly in equity under Revaluation reserves, and net gains/losses from securities and investments of EUR -168 million (2010: EUR -4 million).

Net gains/losses from “securities and investments” include reversals of impairment losses and impairments taken on reclassified financial assets totalling EUR -165 million (2010: EUR -11 million); realised gains and losses of EUR 0 million were recorded on a net basis (2010: EUR -4 million). Interest income from the reclassified securities is still received unchanged.

(66) Disclosures on the valuation methods used for financial instruments carried at fair value

The following tables show the financial instruments carried at fair value according to the valuation methods used.

Financial instruments allocated to the “quoted market prices” class are primarily bonds and other fixed-income securities reported under “securities and investments”, for which prices from an active market are available.

Fair value measurement of OTC derivatives as well as borrowings accounted for under the fair value option is largely performed using valuation models with inputs that are observable on the market and are also usually the only relevant inputs, resulting in allocation to the “Valuation method based on observable market data (model)” class.

The “Valuation method based in part on unobservable market data” class largely comprises low-risk tranches of portfolio CDSs (with KfW as both protection seller and protection buyer) accounted for using the fair value option and reported under “loans and advances” or “liabilities” as well as “securities and investments from equity finance business recorded at fair value through profit or loss”, which are not listed or for which prices cannot be derived from similar financial instruments listed on an exchange.

Equity instruments included in “available-for-sale — securities and investments”, for which the fair value could not be reliably determined, are also allocated to this class.

FINANCIAL ASSETS CARRIED AT FAIR VALUE AS AT 31 DECEMBER 2011

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	14	302	59	376
Loans and advances to customers – recorded at fair value through profit or loss	0	9	4	13
Derivatives subject to hedge accounting	0	30,403	0	30,403
Other derivatives	62	10,674	356	11,091
Securities and investments – available for sale	12,831	5	845	13,681
Securities and investments – recorded at fair value through profit or loss	1,585	1,397	195	3,176

Total	14,492	42,790	1,459	58,740

FINANCIAL LIABILITIES CARRIED AT FAIR VALUE AS AT 31 DECEMBER 2011

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	0	1,002	65	1,067
Liabilities to customers – recorded at fair value through profit or loss	0	3,394	0	3,394
Certificated liabilities – recorded at fair value through profit or loss	48	26,175	0	26,223
Derivatives subject to hedge accounting	0	20,924	4	20,927
Other derivatives	63	5,299	3	5,365

Total	111	56,793	72	56,976

FINANCIAL ASSETS CARRIED AT FAIR VALUE AS AT 31 DECEMBER 2010

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	42	308	52	402
Loans and advances to customers – recorded at fair value through profit or loss	0	13	10	23
Derivatives subject to hedge accounting	0	23,323	0	23,323
Other derivatives	7	6,498	63	6,568
Securities and investments – available for sale	10,013	0	753	10,766
Securities and investments – recorded at fair value through profit or loss	2,398	1,511	420	4,329

Total	12,461	31,653	1,298	45,411

FINANCIAL LIABILITIES CARRIED AT FAIR VALUE AS AT 31 DECEMBER 2010

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	0	874	65	939
Liabilities to customers – recorded at fair value through profit or loss	0	5,083	2	5,085
Certificated liabilities – recorded at fair value through profit or loss	137	24,719	0	24,856
Derivatives subject to hedge accounting	0	18,188	3	18,191
Other derivatives	2	4,601	20	4,623

Total	140	53,465	90	53,694

DEVELOPMENT OF FINANCIAL ASSETS CARRIED AT FAIR VALUE IN THE 2011 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Loans and advances to banks - recorded at fair value through profit or loss	Loans and advances to customers - recorded at fair value through profit or loss	Derivatives subject to hedge accounting	Other derivatives	Securities and investments - available for sale	Securities and investments - recorded at fair value through profit or loss	Total
	(EUR in millions)
As at 1 Jan. 2011	52	10	0	63	754	420	1,299
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	2	0	0	2
Contracts still valid at year-end	0	0	0	2	0	0	2
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	94	-6	0	310	0	11	409
Contracts still valid at year-end	100	-6	0	310	0	10	414
Net gains/losses from securities and investments	0	0	0	0	-56	0	-56
Contracts still valid at year-end	0	0	0	0	-41	0	-41
Change in revaluation reserves	0	0	0	0	55	0	55
Contracts still valid at year-end	0	0	0	0	55	0	55

Total changes recognised in the income statement	94	-6	0	312	-1	11	411
B. Changes recognised directly in equity
Change of valuation method used	-87	0	0	0	-9	-226	-321
Additions	0	0	0	2	155	2	159
Disposals	0	0	0	-6	-56	-12	-74

Total changes recognised directly in equity	-87	0	0	-4	90	-236	-237
Exchange rate changes	0	0	0	7	2	0	8
Other changes	0	0	0	-22	0	0	-22

As at 31 Dec. 2011	59	4	0	356	845	195	1,459

DEVELOPMENT OF FINANCIAL LIABILITIES CARRIED AT FAIR VALUE IN THE 2011 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Liabilities to banks - recorded at fair value through profit or loss	Liabilities to customers - recorded at fair value through profit or loss	Certificated liabilities - recorded at fair value through profit or loss	Derivatives subject to hedge accounting	Other derivatives	Subordinated liabilities - recorded at fair value through profit or loss	Total
	EUR in millions
As at 1 Jan. 2011	65	2	0	3	20	0	90
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	86	-1	0	0	3	0	89
Contracts still valid at year-end	92	-1	0	0	3	0	95

Total changes recognised in the income statement	86	-1	0	0	4	0	89
B. Changes recognised directly in equity
Change of valuation method used	-87	0	0	0	0	0	-87
Additions	0	0	0	0	0	0	0
Disposals	0	0	0	0	-2	0	-2

Total changes recognised directly in equity	-87	0	0	0	-2	0	-89
Exchange rate changes	0	0	0	0	0	0	0
Other changes	0	0	0	0	-19	0	-19

As at 31 Dec. 2011	65	0	0	4	3	0	72

DEVELOPMENT OF FINANCIAL ASSETS CARRIED AT FAIR VALUE IN THE 2010 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Loans and advances to banks - recorded at fair value through profit or loss	Loans and advances to customers - recorded at fair value through profit or loss	Derivatives subject to hedge accounting	Other derivatives	Securities and investments - available for sale	Securities and investments - recorded at fair value through profit or loss	Total
	(EUR in millions)
As at 1 Jan. 2010	324	3	0	26	645	314	1,313
A. Changes recognised in the income statement
Net interest and commission income	1	0	0	1	0	0	2
Contracts still valid at year-end	0	0	0	1	0	0	1
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	-5	7	0	45	0	-38	8
Contracts still valid at year-end	-5	7	0	45	0	-45	2
Net gains/losses from securities and investments	0	0	0	0	-36	0	-36
Contracts still valid at year-end	0	0	0	0	-18	0	-18
Change in revaluation reserves	0	0	0	0	8	0	8
Contracts still valid at year-end	0	0	0	0	8	0	8

Total changes recognised in the income statement	-4	7	0	46	-27	-38	-17
B. Changes recognised directly in equity
Change of valuation method used	-268	0	0	0	32	120	-116
Additions	0	0	0	0	124	34	158
Disposals	0	0	0	-8	-29	-49	-86

Total changes recognised directly in equity	-268	0	0	-8	127	105	-44
Exchange rate changes	0	0	0	-1	8	29	36
Other changes	0	0	0	0	0	10	10

As at 31 Dec. 2010	52	10	0	63	753	420	1,298

DEVELOPMENT OF FINANCIAL LIABILITIES CARRIED AT FAIR VALUE IN THE 2010 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Liabilities to banks - recorded at fair value through profit or loss	Liabilities to customers - recorded at fair value through profit or loss	Certificated liabilities - recorded at fair value through profit or loss	Derivatives subject to hedge accounting	Other derivatives	Subordinated liabilities - recorded at fair value through profit or loss	Total
	(EUR in millions)
As at 1 Jan. 2010	357	2	0	114	0	0	473
A. Changes recognised in the income statement
Net interest and commission income	-1	0	0	3	0	0	2
Contracts still valid at year-end	0	0	0	0	0	0	-1
Net gains/losses from hedge accounting	0	0	0	3	0	0	3
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	6	0	0	0	19	0	24
Contracts still valid at year-end	6	0	0	0	20	0	25

Total changes recognised in the income statement	5	0	0	5	19	0	29
B. Changes recognised directly in equity
Change of valuation method used	-297	0	0	0	0	0	-297
Additions	0	0	0	0	-1	0	-1
Disposals	0	0	0	-116	1	0	-115

Total changes recognised directly in equity	-297	0	0	-116	0	0	-412
Exchange rate changes	0	0	0	0	1	0	1
Other changes	0	0	0	0	0	0	0

As at 31 Dec. 2010	65	2	0	3	20	0	90

In accordance with the valuation method defined for KfW Bankengruppe, the fair value reported in the statement of financial position is the best evidence of the fair value for those financial instruments allocated to the “Valuation method based in part on unobservable market data” class.

The following tables show how an alternative determination of relevant unobservable market data (liquidity discounts above all), i.e., values in best and worst case scenarios, would impact fair values for significant products allocated to this class, such as the portfolio CDSs (with KfW as protection seller and protection buyer) accounted for using the fair value option and the securities and investments from equity finance business recorded at fair value through profit or loss.

SENSITIVITY ANALYSIS FOR THE FINANCIAL ASSETS CARRIED AT FAIR VALUE, USING VALUATION METHODS

BASED IN PART ON UNOBSERVABLE MARKET DATA AS AT 31 DECEMBER 2011

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	62	59	58
Loans and advances to customers – recorded at fair value through profit or loss	4	4	4
Securities and investments – recorded at fair value through profit or loss	212	195	164

Total	279	258	226

SENSITIVITY ANALYSIS FOR THE FINANCIAL LIABILITIES CARRIED AT FAIR VALUE, USING VALUATION METHODS

BASED IN PART ON UNOBSERVABLE MARKET DATA AS AT 31 DECEMBER 2011

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	64	65	68
Liabilities to customers – recorded at fair value through profit or loss	0	0	0

Total	64	65	69

SENSITIVITY ANALYSIS FOR THE FINANCIAL ASSETS CARRIED AT FAIR VALUE, USING VALUATION METHODS

BASED IN PART ON UNOBSERVABLE MARKET DATA AS AT 31 DECEMBER 2010

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	57	52	51
Loans and advances to customers – recorded at fair value through profit or loss	11	10	9
Securities and investments – recorded at fair value through profit or loss	492	420	348

Total	560	482	408

SENSITIVITY ANALYSIS FOR THE FINANCIAL LIABILITIES CARRIED AT FAIR VALUE, USING VALUATION METHODS

BASED IN PART ON UNOBSERVABLE MARKET DATA AS AT 31 DECEMBER 2010

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	63	65	72
Liabilities to customers – recorded at fair value through profit or loss	2	2	2

Total	65	67	73

(67) Fair values of financial instruments

In the following tables, the fair values of financial instruments are compared to their carrying amounts. Existing provisions for losses on loans and advances are deducted from the carrying amounts of loans and advances to banks and customers. The carrying amount of the subordinated liabilities comprises pro-rata interest and value adjustments from micro fair value hedge accounting reported in the item “other liabilities”.

FAIR VALUES OF FINANCIAL INSTRUMENTS AS AT 31 DECEMBER 2011

	Fair value	Carrying amount (statement of financial position)	Difference
	(EUR in millions)
Loans and advances to banks	303,065	290,810	12,255
Loans and advances to customers	117,379	113,528	3,851
Value adjustments from macro fair value hedge accounting	—	13,468	-13,468
Derivatives subject to hedge accounting	30,403	30,403	0
Other derivatives	11,091	11,091	0
Securities and investments	31,262	31,861	-600

Assets	493,200	491,161	2,039

Liabilities to banks	23,258	23,031	228
Liabilities to customers	22,245	20,856	1,389
Certificated liabilities	401,860	398,829	3,031
Value adjustments from macro fair value hedge accounting	—	313	-313
Derivatives subject to hedge accounting	20,927	20,927	0
Other derivatives	5,365	5,365	0
Subordinated liabilities	3,569	3,563	5

Liabilities	477,224	472,884	4,340

Interest-related changes in value are also included in calculating the fair value of the financial instruments. Accordingly, when the comparison is made with the carrying amount, it is necessary to take account of the (interest-related) changes in value resulting from the recognition of loans and advances and borrowings in macro fair value hedge accounting.

Equity instruments included in “securities and investments”, for which the fair value could not be reliably determined, are carried at cost allowing for impairment losses in the amount of EUR 699 million (2010: EUR 627 million); disposal in the subsequent year is possible on a case-by-case basis.

FAIR VALUES OF FINANCIAL INSTRUMENTS AS AT 31 DECEMBER 2010

	Fair value	Carrying amount (statement of financial position)	Difference
		(EUR in millions)
Loans and advances to banks	270,522	263,222	7,300
Loans and advances to customers	105,496	102,878	2,618
Value adjustments from macro fair value hedge accounting	—	7,478	-7,478
Derivatives subject to hedge accounting	23,323	23,323	0
Other derivatives	6,568	6,568	0
Securities and investments	34,312	35,207	-895

Assets	440,221	438,675	1,546

Liabilities to banks	15,508	15,461	47
Liabilities to customers	23,076	22,011	1,066
Certificated liabilities	360,085	357,984	2,100
Value adjustments from macro fair value hedge accounting	—	141	-141
Derivatives subject to hedge accounting	18,191	18,191	0
Other derivatives	4,623	4,623	0
Subordinated liabilities	3,530	3,536	-6

Liabilities	425,013	421,947	3,067

(68) Additional disclosures on liabilities to banks

DISCLOSURES ON LIABILITIES TO BANKS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Carrying amount	318	229	89
Repayment at maturity	859	740	119

Difference	542	511	31

Of the difference between the repayment amount at maturity and the carrying amount, EUR 451 million (2010: EUR 392 million) was attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(69) Additional disclosures on liabilities to customers

DISCLOSURES ON LIABILITIES TO CUSTOMERS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Carrying amount	3,391	5,064	-1,673
Repayment at maturity	6,408	8,809	-2,401

Difference	3,018	3,745	-728

Of the difference between the repayment amount at maturity and the carrying amount, EUR 2,646 million (2010: EUR 3,422 million) was attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(70) Additional disclosures on certificated liabilities

DISCLOSURES ON CERTIFICATED LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Carrying amount	26,223	24,856	1,367
Repayment at maturity	34,391	38,232	-3,842

Difference	8,168	13,376	-5,209

Of the difference between the repayment amount at maturity and the carrying amount, EUR 8,252 million (2010: EUR 9,536 million) was attributable to borrowings for which the repayment amount builds up as a result of the capitalisation over time of interest due.

(71) Additional disclosures on derivatives

ANALYSIS OF DERIVATIVES BY COUNTERPARTY

	Par value		Fair value 31 Dec. 2011		Fair value 31 Dec. 2010
	31 Dec. 2011	31 Dec. 2010	positive	negative	positive	negative
	(EUR in millions)
OECD banks	671,107	641,633	38,865	23,647	28,113	21,142
Non-OECD banks	64	37	1	6	0	4
Other counterparties	34,753	35,675	2,149	2,427	1,613	1,653
Public sector	6,999	1,888	152	183	62	0

Total	712,925	679,233	41,167	26,263	29,788	22,799

The analysis includes stand-alone financial and credit derivatives which are presented in the items “derivatives subject to hedge accounting” and “other derivatives”.

The volume of differences between the transaction price and model value arising from the use of a valuation technique that makes significant use of unobservable market data which have yet to be amortised over the life of the financial instrument amounts to EUR 48 million (2010: EUR 20 million). The net gains/losses from derivatives not qualifying for hedge accounting includes amortisation effects in the amount of EUR 2 million (2010: EUR 1 million).

The economic hedge effect of financial derivatives with a nominal volume of EUR 640.6 billion (2010: EUR 598.0 billion) is presented in accordance with IAS 39; the risk-mitigating impact of the remaining financial derivatives is not reflected in the accounts.

As in 2010, KfW Bankengruppe did not pledge any collateral (in the form of securities) under derivative transactions, in 2011, which can be resold or repledged at any time, without the party furnishing collateral having defaulted.

However, liquid collateral totalling EUR 1 million was provided, which was reported under “loans and advances to banks and customers”.

As in 2010 KfW Bankengruppe did not receive any collateral (in the form of securities) under derivative transactions, in 2011 which could be resold or repledged at any time, even if the party furnishing collateral has not defaulted. However, provision of liquid collateral totalling EUR 17,162 million (2010: EUR 10,973 million) was accepted, which was reported under “liabilities to banks and customers”.

(72) Additional disclosures on the PROMISE/PROVIDE securitisation platforms

As in 2010 KfW Bankengruppe did not receive any collateral (in the form of securities) in transactions under the PROMISE and PROVIDE securitisation platforms in 2011, which could be resold or repledged at any time, without the party furnishing collateral having defaulted. However, provision of liquid collateral totalling EUR 295 million (2010: EUR 106 million) was accepted, which was reported under “liabilities to banks and customers”.

(73) Disclosures on repurchase agreements

DISCLOSURES ON REPO TRANSACTIONS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Carrying amount of securities sold under repo transactions that continue to be recognised in securities and investments	1,535	804	731
Liabilities to banks (countervalue)	1,553	796	757

In 2010, KfW Bankengruppe pledged collateral (in the form of securities) under repo transactions which can be resold or repledged at any time, without the party furnishing collateral having defaulted. The carrying amount of this collateral totalled EUR 1 million and no collateral was pledged in 2011.

KfW Bankengruppe received collateral (in the form of securities) under repo transactions, which can be resold or repledged at any time, without the party furnishing collateral having defaulted. The fair value of this collateral totalled EUR 2 million. The collateral has been neither resold nor pledged. No such collateral was accepted in 2010.

As in 2010, no liquid collateral was provided in 2011.

DISCLOSURES ON REVERSE REPO TRANSACTIONS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Loans and advances to banks (countervalue)	29,730	18,664	11,066

Securities purchased under reverse repos are not recognised.

KfW Bankengruppe pledged collateral (in the form of securities) under reverse repo transactions which can be resold or repledged at any time, without the party furnishing collateral having defaulted. The carrying amount of this collateral totalled EUR 16 million. No such collateral was pledged in 2010.

KfW Bankengruppe received collateral under reverse repo transactions, which can be resold or repledged at any time, without the party furnishing collateral having defaulted. The fair value of this collateral totalled EUR 1 million. The collateral has been neither resold nor repledged. No such collateral was accepted in 2010.

As in 2010, no liquid collateral was provided.

Other Notes

(74) Contingent liabilities and irrevocable loan commitments

ANALYSIS OF CONTINGENT LIABILITIES BY CLASS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Contingent liabilities from financial guarantees	4,448	4,950	-502
Contingent liabilities from PROMISE/PROVIDE securitisation platforms	762	1,142	-380
Performance guarantees	51	53	-2
Other contingent liabilities	1,027	837	190

Total	6,287	6,982	-694

“Other contingent liabilities” include payment obligations attributable to investments which are not fully paid up and do not have to be consolidated. Information has not been provided on further contingent liabilities in accordance with IAS 37.92.

VOLUME OF IRREVOCABLE LOAN COMMITMENTS

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Irrevocable loan commitments	55,720	65,276	-9,556

“The irrevocable loan commitments” are mainly attributable to domestic promotional lending business as well as the portion of the loan to Greece that has not yet been paid out.

(75) Trust activities and administered loans

ANALYSIS OF TRUST ACTIVITIES BY CLASS (TRANSACTIONS IN THE BANK’S OWN NAME BUT FOR THIRD PARTY ACCOUNTS)

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Loans and advances to banks	2,023	2,008	14
Loans and advances to customers	14,427	14,488	-61
Securities and investments	276	109	167

Assets held in trust	16,725	16,605	120

Liabilities to banks	8	10	-2
Liabilities to customers	16,717	16,596	122

Liabilities held in trust	16,725	16,605	120

EUR 14,659 million (2010: EUR 14,800 million) of the assets held in trust was attributable to the business area Promotion for developing and transition countries.

VOLUME OF ADMINISTERED LOANS GRANTED (LOANS IN THE NAME AND FOR THE ACCOUNT OF THIRD PARTIES)

	31 Dec. 2011	31 Dec. 2010	Change
	(EUR in millions)
Administered loans	7,525	6,793	732

(76) Leasing transactions as lessee

DISCLOSURES ON LESSEE AGREEMENTS AS AT 31 DECEMBER 2011

	Due within one year	Due in between one and five years	Due in more than five years	Total
	(EUR in millions)
Finance leases
Future minimum leasing payments	0	0	0	0
Unearned finance income	0	0	0	0
Present value of future minimum leasing payments	0	0	0	0
Operating leases
Future minimum leasing payments	5	13	1	19

DISCLOSURES ON LESSEE AGREEMENTS AS AT 31 DECEMBER 2010

	Due within one year	Due in between one and five years	Due in more than five years	Total
	(EUR in millions)
Finance leases
Future minimum leasing payments	4	6	0	10
Unearned finance income	0	1	0	1
Present value of future minimum leasing payments	4	5	0	9
Operating leases
Future minimum leasing payments	6	14	0	20

(77) Average number of employees during the financial year

	2011	2010	Change
Employees (female)	2,359	2,227	132
Employees (male)	2,406	2,304	102

Total	4,765	4,531	234
Staff not covered by collective agreements	3,320	3,193	127
Staff covered by collective agreements	1,445	1,338	107

The average number of employees including temporary staff excluding members of the Executive Board and trainees, was calculated based on the levels at the end of each quarter.

(78) Compensation report

OVERVIEW OF TOTAL COMPENSATION TO MEMBERS OF THE EXECUTIVE BOARD AND BOARD OF SUPERVISORY DIRECTORS

	2011	2010	Change
	(EUR in thousands)
Members of the Executive Board	3,365	3,346	19
Former members of the Executive Board and their surviving dependents	3,827	4,026	-199
Members of the Board of Supervisory Directors	175	176	-1

Total	7,367	7,548	-181

Compensation to the Executive Board

The objective of the compensation system for the KfW Executive Board is to compensate members of the Executive Board for their duties and responsibilities. Executive Board contracts are drawn up based on the 1992 version of the policy for hiring executive board members at credit institutions of the Federal Government (Grundsätze für die Anstellung der Vorstandsmitglieder bei den Kreditinstituten des Bundes). The Federal Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes — PCGK) in the version dated 30 June 2009 was taken into account when drafting these contracts. The individual contracts contain adjustments.

Compensation components

Executive Board members who were appointed to the Executive Board prior to June 2009 currently receive annual salaries paid in twelve equal payments. They also receive a fixed end-of-year bonus paid annually upon approval of the annual financial statements by the Board of Supervisory Directors. Executive Board members who have been appointed or reappointed since June 2009 receive the fixed end-of-year bonus paid out as part of their monthly salaries.

Compensation of the Chief Executive Officer is an exception. Based on an annual agreement on objectives, he receives a variable end-of-year bonus of at least EUR 160,000 in addition to his fixed annual salary. This minimum bonus payment does not apply if KfW net income for a financial year is insufficient to ensure allocation to the statutory reserves. A maximum bonus payment has not been defined. The agreement on objectives for 2011 comprises promotional, quantitative and other objectives.

Responsibilities

The Executive Committee (Präsidialausschuss) discusses the Executive Board compensation system including contract components in detail and regularly reviews it. The Board of Supervisory Directors resolves upon the basic structure of the Executive Board compensation system as proposed by the Executive Committee.

The following table shows total compensation, broken down into fixed and, where applicable, variable components and other forms of compensation, as well as allocations to pension provisions for the individual board members.

Annual compensation to the Executive Board and allocations to pension provisions in 2011 and 2010, EUR in thousands

		Salary	Variable compensation	Other compensation[1]		Total	Allocation to pension provisions
Dr Ulrich Schröder (Chief Executive Officer)	2011	673.1	240.0	117.9		1,031.0	297.8
	2010	660.0	160.0	177.2		997.2	516.4
Dr Günther Bräunig	2011	515.8	0.0	27.2		543.0	216.2
	2010	466.6	0.0	26.0		492.6	269.2
Dr Norbert Kloppenburg	2011	474.0	0.0	69.7		543.7	217.0
	2010	466.6	0.0	52.0		518.7	270.2
Dr Edeltraud Leibrock (from 1 October 2011)	2011	124.5	0.0	11.4		135.9	64.5
	2010	—	—	—		—	—
Bernd Loewen	2011	487.7	0.0	45.4		533.1	126.3
	2010	480.0	0.0	283.6		763.6	181.4
Dr Axel Nawrath	2011	473.5	0.0	104.7		578.2	292.7
	2010	466.0	0.0	107.6		573.6	412.9

Total	2011	2,748.6	240.0	376.3		3,364.9	1,214.5

Total	2010	2,539.2	160.0	646.5	[2]	3,345.8	1,650.1

(1)	Changes in Other compensation from 2010 to 2011 are partly due to the fact that this item contains cost for security measures at Executive Board members’ residences in 2010, which are reported in the annual financial statements as non-personnel expense and no longer included in Other compensation in 2011.

(2)	Other compensation in 2010 without costs for security expenses amounted to EUR 334,200.

Contractually agreed fringe benefits

Other compensation largely comprises contractually agreed fringe benefits. Executive Board members are entitled to a company car with driver services for business and personal use. Executive Board members reimburse KfW for using a company car with a driver for private purposes in accordance with applicable tax regulations. They are reimbursed for the costs of maintaining a secondary residence for business reasons under tax regulations.

Executive Board members are insured under a group accident insurance policy. Supplements are paid on health and long-term care insurance premiums. Executive Board members are covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Executive Board members and by a supplemental legal expenses insurance policy. At present, there is no deductible. KfW Executive Board members acting in their management capacity are also protected by a special legal expenses group policy for employees covering criminal action brought against Board members.

Other compensation also includes compensation for exercising group mandates. As of 1 July 2011, no compensation was paid to members of the Executive Board for assuming executive body functions at Group companies.

As all other executives, Executive Board members may also opt to participate in the deferred compensation program — a supplemental company pension scheme financed via tax-free salary conversion.

As contractually agreed fringe benefits and based on a personal security scheme, costs for security measures at Executive Board members’ residences are covered to an appropriate extent. These security benefits have been reported as non-personnel expenses in the 2011 annual financial statements.

The contractually agreed fringe benefits are granted tax-free to Executive Board members; if this is not possible or has not been contractually agreed, any taxes incurred on such benefits are borne in full by the Executive Board members.

As at the end of the year, there was one loan to a member of the Executive Board with an outstanding amount of EUR 75.1 thousand (2010: EUR 81.4 thousand). The interest rate is between 3% p.a. and 4% p.a. The residual term of the loan was 9.9 years as at year-end 2011. No new loans were granted to Executive Board members in the 2011 financial year nor will any more be granted in future.

No Executive Board member was granted or promised any benefits by a third party during the past financial year with a view to his position as a member of the KfW Executive Board.

Pension benefits and other benefits in the case of early retirement

In accordance with section 1 (1) of the By-Laws of KfW, the appointment of an Executive Board member should not extend, as a rule, beyond the completion of the legal age of retirement. After reaching 65 years of age or the legal age of retirement and expiration of their Executive Board contract, Executive Board members are entitled to claim pension payments; they may also elect to retire early after reaching 63 years of age.

Pension commitments for Executive Board members as well as their surviving dependents are based on the 1992 version of the Federal Government’s policy for hiring executive board members at credit institutions. The Federal Public Corporate Governance Code in the version dated 30 June 2009 was taken into account when drawing up the Executive Board contracts.

In the case of Executive Board members who have been appointed or reappointed to the Executive Board since 2010, a severance pay cap was included in the Executive Board contracts in accordance with the recommendations of the Federal Public Corporate Governance Code. In other words, payments to an Executive Board member due to early termination of the Executive Board function without good cause in accordance with Section 626 German Civil Code (Bürgerliches Gesetzbuch — BGB) should not exceed the equivalent of two years’ salary or compensation including fringe benefits for the remainder of the contract, depending on which of the amounts is lower.

Executive Board contracts which were concluded before 2010 generally provided for early retirement benefits after two terms on the Board, regardless of age and even in the case that KfW did not extend the Executive Board contract. This no longer applies to the Executive Board contract concluded in 2011. For Executive Board members reappointed to the Executive Board since 2010, any early retirement benefit entitlements were grandfathered by converting them into claims with a time limit. Moreover, Executive Board members are entitled to pension benefits if their employment relationship terminates due to permanent disability.

The full benefit entitlement totals 70% of the pensionable salary. The pensionable salary is 70% of the last salary. The benefit entitlement — with the exception of the Chief Executive Officer — normally amounts to 70% for a first-time appointment and increases over ten years by 3 percent for every year of service completed.

The Executive Board contracts contain additional individual provisions, in particular concerning vesting of pension benefits.

In 2011, KfW concluded a settlement agreement with a former Executive Board member upon judicial clarification and to avoid expensive legal proceedings. Pursuant to this agreement, this former Executive Board member receives no severance and waives parts of his contractual salary and pension benefits in settlement of damages but without admitting that he caused the damage to KfW.

Pension payments to former Executive Board members or their surviving dependents were as follows in 2011 and 2010:

PENSION PAYMENTS TO FORMER EXECUTIVE BOARD MEMBERS AND THEIR SURVIVING DEPENDENTS

	Number 2011	EUR in thousands 2011	Number 2010	EUR in thousands 2010
Former members of the Executive Board	20	3,227	20	3,318
Surviving dependents	10	600	10	708

Total	30	3,827	30	4,026

Provisions in the amount of EUR 48,413 thousand had been set up at the end of the financial year for pension obligations to former members of the Executive Board and their surviving dependents (2010: EUR 48,515 thousand).

No loans were granted to former Executive Board members and their surviving dependents in the 2011 financial year.

Compensation to members of the Board of Supervisory Directors

The amount of compensation to members of the Board of Supervisory Directors is determined by the Supervisory Authority in accordance with section 5 (8) of the By-Laws of KfW. Prior to the amendment to the By-Laws effective 1 January 2011, the term “Aufwandsentschädigung” was used. With the last revision in May 2010, compensation to members of the Federal Government who are members of the Board of Supervisory Directors pursuant to section 7 (1) No. 2 of the KfW Law was set at EUR 0.00. Moreover, compensation for the Chairman of the Board of KfW Supervisory Directors and his deputies was also set at EUR 0.00.

For 2011, compensation for other members of the Board of Supervisory Directors pursuant to section 7 (1) no. 3 — 6 of the KfW Law amounted to EUR 5.1 thousand p.a.; compensation for membership on the Executive, Credit or Audit Committees, was a standard amount of EUR 0.6 thousand p.a. for each member. Committee chairs received no special compensation.

Members who join during the year receive their compensation on a pro-rata basis.

A daily allowance (EUR 0.2 thousand per meeting day) is paid and travel expenses and applicable VAT are reimbursed upon request.

The following tables provide details on the compensation paid to the Board of Supervisory Directors in the 2011 and 2010 financial years: stated amounts are net amounts in EUR thousands. Travel expenses are reimbursed upon submission of receipts and are not taken into account in the table.

Compensation to members of the Board of Supervisory Directors for financial year 2011

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership 1)	Daily allowance	Total
		2011	EUR in thousands	EUR in thousands	EUR in thousands	EUR in thousands
1.	Dr Wolfgang Schäuble	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
2.	Rainer Brüderle	1 Jan. – 12 May	0.0	0.0	0.0	0.0
3.	Dr Philipp Rösler	12 May – 31 Dec.	0.0	0.0	0.0	0.0
4.	Ilse Aigner	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
5.	Norbert Barthle	1 Jan. – 31 Dec.	5.1	1.0	0.4	6.5
6.	Jan Bettink	1 Jan. – 31 Dec.	5.1	1.2	0.0	6.3
7.	Anton F. Börner	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
8.	Volker Bouffier2)	1 Jan. – 31 Dec.	5.1	0.5	0.0	5.6
9.	Frank Bsirske	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
10.	Prof Dr Hans Heinrich Driftmann	1 Jan. – 31 Dec.	5.1	0.0	0.2	5.3
11.	Ingeborg Esser	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
12.	Georg Fahrenschon2)	1 Jan. – 3 Nov.	4.7	0.4	0.0	5.1
13.	Heinrich Haasis	1 Jan. – 31 Dec.	5.1	1.8	0.8	7.7
14.	Hubertus Heil	1 Jan. – 31 Dec.	5.1	1.0	0.6	6.7
15.	Gerhard Hofmann	1 Jan. – 31 Dec.	5.1	1.2	0.6	6.9
16.	Frank Horch2)	17 June – 31 Dec.	3.0	0.3	0.0	3.3
17.	Bartholomäus Kalb	1 Jan. – 31 Dec.	5.1	0.7	0.8	6.6
18.	Dr h.c. Jürgen Koppelin	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
19.	Monika Kuban	1 Jan. – 31 Dec.	5.1	0.0	0.4	5.5
20.	Karoline Linnert2)	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
21.	Dr Gesine Lötzsch	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
22.	Stefan Mappus2)	1 Jan. – 31 Aug.	3.4	0.3	0.0	3.7
23.	Claus Matecki	1 Jan. – 31 Dec.	5.1	0.0	0.4	5.5
24.	Dr Michael Meister	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
25.	Franz-Josef Möllenberg	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
26.	Dirk Niebel	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
27.	Dr Peter Ramsauer	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
28.	Dr Norbert Röttgen	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
29.	Hanns-Eberhard Schleyer	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
30.	Dr Nils Schmid2)	4 Nov. – 31 Dec.	0.8	0.1	0.2	1.1
31.	Andreas Schmitz	1 Jan. – 31 Dec.	5.1	1.8	0.2	7.1
32.	Dr Werner Schnappauf	1 Jan. – 31 Dec.	5.1	0.6	0.4	6.1
33.	Carsten Schneider	1 Jan. – 31 Dec.	5.1	0.9	0.8	6.8
34.	Dr Markus Söder2)	16 Dec. – 31 Dec.	0.4	0.0	0.0	0.4
35.	Michael Sommer	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
36.	Gerd Sonnleitner	1 Jan. – 31 Dec.	5.1	0.6	0.4	6.1

37.	Marion Walsmann2)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
38.	Dr Norbert Walter-Borjans2)	1 Jan. – 31 Dec.	5.1	0.5	0.2	5.8
39.	Dr Guido Westerwelle	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0

Total			144.9	19.5	10.8	175.2

(1)	The amounts were not yet paid out as of the reporting date 31 December 2011

(2)	Amount determined by state law

Compensation to members of the Board of Supervisory Directors for financial year 2010

No.	Name	Dates of membership in 2010	Board of Supervisory Directors membership	Committee membership	Daily allowance 1)	Total
1.	Rainer Brüderle	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
2.	Dr Wolfgang Schäuble	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
3.	Ilse Aigner	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
4.	Anton F. Börner3)	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
5.	Christian Brand3)	1 Jan. – 31 Dec.	5.1	1.2	0.0	6.3
6.	Frank Bsirske3)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
7.	Prof Dr Hans Heinrich Driftmann3)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
8.	Prof Dr Kurt Faltlhauser2) 3)	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
9.	Axel Gedaschko2) 3)	1 Jan. – 31 Oct.	4.2	0.4	0.0	4.7
10.	Heinrich Haasis3)	1 Jan. – 31 Dec.	5.1	1.8	0.6	7.6
11.	Hubertus Heil3)	1 Jan. – 31 Dec.	5.1	0.5	0.2	5.8
12.	Gerhard P. Hofmann3)	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
13.	Bartholomäus Kalb3)	1 Jan. – 31 Dec.	5.1	1.2	0.4	6.7
14.	Roland Koch2) 3)	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
15.	Dr h.c. Jürgen Koppelin3)	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
16.	Monika Kuban3)	1 Jan. – 31 Dec.	5.1	0.0	0.2	5.3
17.	Karoline Linnert2) 3)	1 Jan. – 31 Dec.	5.1	0.5	0.4	6.1
18.	Dr Helmut Linssen2) 3)	1 Jan. – 24 Aug.	3.4	0.7	0.0	4.1
19.	Dr Gesine Lötzsch3)	1 Jan. – 31 Dec.	5.1	0.5	0.8	6.4
20.	Claus Matecki3)	1 Jan. – 31 Dec.	5.1	0.0	0.2	5.3
21.	Dr Michael Meister3)	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
22.	Franz-Josef Möllenberg3)	1 Jan. – 31 Dec.	5.1	1.2	0.6	6.9
23.	Hartmut Möllring2) 3)	1 Jan. – 31 Dec.	5.1	0.0	0.6	5.7
24.	Dirk Niebel	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
25.	Dr Peter Ramsauer	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
26.	Dr Norbert Röttgen	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
27.	Alexander Rychter3)	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3

28.	Christine Scheel3)	1 Jan. –31 Dec.	5.1		0.6		0.6	6.3
29.	Hanns-Eberhard Schleyer3)	1 Jan. –31 Dec.	5.1		1.2		0.6	6.9
30.	Andreas Schmitz3)	1 Jan. – 31 Dec.	5.1		1.8		0.2	7.2
31.	Dr Werner Schnappauf3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
32.	Carsten Schneider3)	1 Jan. – 31 Dec.	5.1		0.5		0.8	6.4
33.	Michael Sommer3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
34.	Gerd Sonnleitner3)	1 Jan. – 31 Dec.	5.1		0.6		0.0	5.7
35.	Marion Walsmann2) 3)	1 Jan. – 31 Dec.	5.1		0.0		0.0	5.1
36.	Dr Norbert Walter-Borjans2) 3)	15 Oct. – 31 Dec.	1.3		0.0		0.0	1.3
37.	Dr Guido Westerwelle	1 Jan. – 31 Dec.	0.0		0.0		0.0	0,0

Total			147.0	4)	19.1	4)	10.0	176.1	4)

(1)	Reported for the first time in 2010 under Compensation paid to the Board of Supervisory Directors

(2)	Amount determined by state law

(3)	Amount not yet called as of the reporting date 31 December 2010

(4)	Including amounts not yet called

There are no pension obligations for members of the Board of Supervisory Directors.

In the reporting year, members of the Board of Supervisory Directors received no compensation for personal services provided.

No direct loans were granted to members of the Board of Supervisory Directors in 2011.

Members of the Board of Supervisory Directors are covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Supervisory Directors and by a supplemental legal expenses insurance policy. These two policies are group insurance policies. The D&O policy protects against financial loss, which could arise from performance of duties as KfW Supervisory Directors. There is no deductible. KfW Supervisory Directors acting in that capacity are also protected by a special legal expenses group policy for employees covering criminal action brought against Supervisory Directors and by a group accident insurance policy.

(79) Related party disclosures

KfW Bankengruppe’s related parties, in accordance with IAS 24, include as legal entities the consolidated subsidiaries, the non-consolidated affiliated entities, jointly controlled entities, associated entities and the shareholdings for the Federal Government.

Natural persons considered related parties in accordance with IAS 24 include the members of the Executive Board and the Directors of KfW, the managing directors of all subsidiaries included in the financial statements and the members of the supervisory boards of certain consolidated subsidiaries.

KfW is a public law institution in which the Federal Republic of Germany (Federal Republic) holds an 80% and the Federal States a 20% stake. Any transactions with the Federal Republic and the Federal States in 2011 are covered by the rules and regulations set forth in the KfW Law. This also includes operations in which the Federal Republic of Germany has a state interest and which the Federal Government has assigned to KfW (mandated transactions in accordance with section 2 (4) of the KfW Law).

The business relationships between KfW and its affiliates and other natural persons considered related parties are primarily determined by the rules set out in the KfW Law, the KfW By-Laws and by applying the principles of the Federal Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes). The conditions and prices are in line with standard market conditions and are concluded in accordance with KfW’s general conditions for its loan programmes open to the general public.

(80) Auditor’s fees

	2011	2010	Change
	(EUR in thousands)
Audit	1,695	1,635	60
Other audit-related services	516	237	278
Tax advisory services	100	156	-56
Other services	727	677	50

Total	3,038	2,706	332

(81) Disclosures on shareholdings

SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Name/registered office	Capital share	Equity (IFRS) as at 31 Dec. 2011
	%	(EUR in millions)
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany (www.kfw-ipex-bank.de)	100.0	2,797
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	100.0	1,858
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany (www.deginvest.de)	100.0	2,053
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	100.0	253
KfW Beteiligungsholding GmbH, Bonn, Germany	100.0	344
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	100.0	18

INVESTMENTS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS USING THE EQUITY METHOD

Name/registered office	Capital share	Equity as at 31 Dec. 2011
	%	(EUR in millions)
Railpool Holding GmbH & Co. KG, Munich, Germany	50.0	1
Railpool GmbH, Munich, Germany	50.0	2
Microfinance Enhancement Facility S.A., Luxembourg	9.4	147
Green for Growth Fund, Southeast Europe S.A., Luxembourg	10.5	77
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich, Germany	47.7	9

The leasing company Railpool GmbH was formed in 2008 as an asset manager for rail vehicles, and has been included in the consolidated financial statements as a jointly controlled entity accounted for using the equity method (with the equity share increased by the pro-rata net income share) since 2009. KfW IPEX-Bank holds a 50% share in Railpool GmbH and actively supports building up this company. Railpool Holding GmbH & Co. KG was already accounted for using the equity method in the consolidated financial statements in 2008. Railpool Holding GmbH & Co. KG covers all of the key elements in providing leasing for locomotives and other railway vehicles via various operating companies. Details of the areas of operation as well as a summary of financial information can be found on the respective companies’ websites (http://www.railpool.eu).

Microfinance Enhancement Facility S.A. (MEF), an associated entity, has also been accounted for using the equity method since 2009. The business area Promotion for developing and transition countries is responsible for MEF, a KfW investment in a refinancing facility for microfinance institutions.

Green for Growth Fund, Southeast Europe S.A. (GGF) as well as “AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG” have been included in the consolidated financial statements as associates accounted for using the equity method since 2010. GGF is a fund to promote SME and private household investment in energy efficiency and renewable energy in the Western Balkans and in Turkey (business area: Promotion for developing and transition countries) The “Eigenkapitalfonds für deutschen Mittelstand” initiated by KW Bankengruppe and Commerzbank serves to provide equity for the sustainable development of larger SMEs (business area: KfW Mittelstandsbank).

SPECIAL FUNDS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Name	Capital share	Fund volume (IFRS) as at 31 Dec. 2011
	%	(EUR in millions)
Frankfurt I	100.0	634
Atlantik	100.0	566

The investments held in the special security funds are part of KfW Bankengruppe’s strategic asset management.

Affiliated entities not included in the consolidated financial statements

Five affiliated entities, four jointly controlled entities, thirteen associated entities, and eight special purpose vehicles of minor significance to the presentation of the net assets, financial position and results of operations of KfW Bankengruppe have not been consolidated; instead they are shown in the statement of financial position under Securities and investments or Loans and advances. These companies account for approximately 0.1% of KfW Bankengruppe’s balance sheet total.

LIST OF KFW GROUP SHAREHOLDINGS AS AT 31 DECEMBER 2011

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 =_CU 2) as at 31 Dec. 2011	Equity in TCU 3)	Net income in TCU 3)
KfW shareholdings
A. Fully consolidated affiliated entities included in the consolidated financial statements
1	DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH	Cologne, Germany	100.0	EUR	1	1,700,287	217,900
2	KfW Beteiligungsholding GmbH	Bonn, Germany	100.0	EUR	1	343,445	67,473
3	KfW IPEX-Beteiligungsholding GmbH	Frankfurt am Main, Germany	100.0	EUR	1	1,626,490	527

B. Affiliated entities not included in the consolidated financial statements
4	Astra Grundstücksgesellschaft mbH & Co. Bauträger KG	Frankfurt am Main, Germany	100.0	EUR	1	1,500	0
5	KfW International Finance Inc. i. L.	Delaware, USA	100.0	USD	1.2939	0	0

C. Jointly controlled entities not included in the consolidated financial statements
6	Berliner Energieagentur GmbH	Berlin, Germany	25.0	EUR	1	3,647	304
7	Deutsche Energie-Agentur GmbH (dena)	Berlin, Germany	26.0	EUR	1	5,223	351

D. Other shareholdings (only capital shares totalling at least 20%)
8	AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG	Munich, Germany	47.7	EUR	1	2,695	-285
9	Deutsche Post AG	Bonn, Germany	30.5	EUR	1	10,696,000	2,630,000
10	eCapital Technologies Fonds II GmbH & Co. KG	Münster, Germany	24.8	EUR	1	23,541	116
11	Mittelstandsfonds Hamburg MHH GMBH & CO. KG	Hamburg, Germany	24.9	EUR	1	10,219	-643
12	Post 2012 Carbon Credit Fund CV	Amsterdam, Netherlands	20.0	EUR	1	21	-192
13	Galaxy S.à.r.l.	Luxembourg, Luxembourg	20.0	EUR	1	125,569	38,961

Shareholdings of KfW IPEX-Bank GmbH

A. Affiliated entities not included in the consolidated financial statements
1	Sperber Rail Holdings Inc.	Wilmington, USA	100.0	USD	1.2939	373	-330

B. Jointly controlled entities included in the consolidated financial statements
2.	Railpool GmbH	Munich, Germany	50.0	EUR	1	1,993	845
3	Railpool Holding GmbH & Co. KG	Munich, Germany	50.0	EUR	1	1,195	-5,038

C. Jointly controlled entities not included in the consolidated financial statements
4	Movesta Development Capital Beteiligungsgesellschaft mbH	Düsseldorf, Germany	50.0	EUR	1	2,429	-196
5	Canas Leasing Ltd.	Dublin, Ireland	50.0	USD	1.2939	0	0

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 =_CU 2) as at 31 Dec. 2011	Equity in TCU 3)	Net income in TCU 3)

D. Other shareholdings
(only capital shares totalling at least 20%)
6	Freighter Leasing S.A.	Luxembourg, Luxembourg	22.2	USD	1.2939	13,969	10,123
7	8F Leasing S.A. 4)	Luxembourg, Luxembourg	22.2	USD	1.2939	n.a.	n.a.

Shareholdings of tbg Technologie-Beteiligungs-Gesellschaft mbH

A. Affiliated entities not included in the consolidated financial statements
1	Strategic European Technologies N.V.	s-Hertogenbosch, Netherlands	52.0	EUR	1	29,413	2,443

B. Other shareholdings
(only capital shares totalling at least 20%)
2	Argantis GmbH	Cologne, Germany	22.1	EUR	1	46,700	-70
3	AURELIA Technologie-Fonds I GmbH &Co. Beteiligungen KG	Frankfurt am Main, Germany	24.6	EUR	1	5,728	-1,231
4	BioM VC GmbH & Co. Fonds KG	Munich, Germany	22.3	EUR	1	2,148	-10
5	Business-Angel-Beteiligungsgesellschaft mbH & Co. KG	Hannover, Germany	23.8	EUR	1	196	115
6	Chromatec GmbH	Greifswald, Germany	24.8	EUR	1	0	-22
7	cv cryptovision GmbH	Gelsenkirchen, Germany	24.8	EUR	1	595	29
8	eCapital New Technologies Fonds AG & Co.Unternehmensbeteiligungsgesellschaft KG	Münster, Germany	24.8	EUR	1	2,730	629
9	FAMA Fassaden GmbH	Zottelstedt-Apolda, Germany	24.7	EUR	1	133	30
10	FIB Fonds für Innovation und Beschäftigung Rheinland Pfalz UBG mbH	Mainz, Germany	24.0	EUR	1	2,053	-790
11	IMH Venture Capital Berlin GmbH	Berlin, Germany	26.8	EUR	1	69	770
12	infoRoad GmbH	Heroldsberg, Germany	22.5	EUR	1	0	-21
13	i42 Informationsmanagement GmbH	Mannheim, Germany	20.9	EUR	1	75	-97
14	KTB Technologie Beteiligungsgesellschaft mbH & Co. KG	Leverkusen, Germany	25.0	EUR	1	4,160	1,212
15	Medizin Forum AG	Bad Nauheim, Germany	24.9	EUR	1	44	-28
16	MicroVenture GmbH & Co. KGaA Beteiligungsgesellschaft	Düsseldorf, Germany	23.3	EUR	1	4,500	4,050

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 =_CU 2) as at 31 Dec. 2011	Equity in TCU 3)	Net income in TCU 3)
17	Premium Bodywear AG	Chemnitz, Germany	24.0	EUR	1	442	48
18	Prudsys AG	Chemnitz, Germany	24.9	EUR	1	936	-883
19	Saarländische Wagnisfinanzierungsgesellschaft mbH	Saarbrücken, Germany	20.4	EUR	1	6,551	167
20	Sachsen LB V.C. GmbH & Co. KG	Leipzig, Germany	24.8	EUR	1	4,755	100
21	Sepiatec GmbH	Berlin, Germany	21.9	EUR	1	0	34
22	SHS Gesellschaft für Beteiligungen mbH & Co. Mittelstand KG	Tübingen, Germany	24.8	EUR	1	5,090	-111
23	S-ReFIT AG	Regensburg, Germany	21.5	EUR	1	26,814	1,487
24	Technologie Beteiligungsfonds Bayern GmbH & Co. KG	Munich, Germany	25.0	EUR	1	3,736	203
25	Technologie Beteiligungsfonds Bayern Verwaltungs GmbH	Landshut, Germany	25.0	EUR	1	35	1
26	Tübinger Seed Fonds KG	Tübingen, Germany	21.9	EUR	1	636	-2
27	TVM Medical Ventures GmbH & Co. KG	Munich, Germany	23.3	EUR	1	6,390	-425
28	Venture Capital Thüringen GmbH & Co. KG	Erfurt, Germany	24.9	EUR	1	9,019	1,100
29	Wikon Kommunikationstechnik GmbH	Kaiserslautern, Germany	20.0	EUR	1	0	1,079

Shareholdings of KfW IPEX Beteiligungsholding GmbH

A. Fully consolidated affiliated entities included in the consolidated financial statements
1	KfW IPEX Bank GmbH	Frankfurt am Main, Germany	100.0	EUR	1	2,589,550	30,148

Shareholdings of KfW Beteiligungsholding GmbH

A. Fully consolidated affiliated entities included in the consolidated financial statements
1	Finanzierungs- und Beratungsgesellschaft mbH	Berlin, Germany	100.0	EUR	1	13,451	161
2	tbg Technologie-Beteiligungsgesellschaft mbH	Bonn, Germany	100.0	EUR	1	273,600	0

B. Affiliated entities not included in the consolidated financial statements
3	ASTRA Grundstücksgesellschaft mbH	Frankfurt, Germany	100.0	EUR	1	59	0

Shareholdings of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

A. Other shareholdings (only capital shares totalling at least 20%)
1	PCC-DEG Renewables GmbH	Duisburg, Germany	40.0	EUR	1	12,149	-432
2	Banque Nationale de Dévelopement Agricole	Bamako, Mali	21.4	XOF	655.957	15,740,862	3,550,781
3	Corporate Leasing Company Egypt	Cairo, Egypt	22.2	EGP	7.81043	148,774	40,168

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 =_CU 2) as at 31 Dec. 2011	Equity in TCU 3)	Net income in TCU 3)
4	Tourism Promotion Services Ltd.	Kigali, Rwanda	26.7	RWF	779.005	9,991,117	120,488
5	Banyan Tree Growth Capital	Port Louis, Mauritius	27.0	USD	1.2939	42,729	-3,098
6	NAMF II (Mauritius) Limited 4)	Ebene, Mauritius	29.1	USD	1.2939	n.a.	n.a.
7	The SEAF Central and Eastern Europe Growth Fund	Washington, D.C., USA	25.0	USD	1.2939	12,473	-246
8	SAE Towers, LP	Washington, D.C., USA	26.9	USD	1.2939	18,086	-4,010
9	Kendall Court Mezzanine (Asia) Bristol Merit Fund L.P.	Cayman Islands	24.4	USD	1.2939	24,617	-1,134
10	Tolstoi Investimentos S.A.	Sao Paulo, Brazil	31.1	BRL	2.41625	83,420	17,205
11	Acon Latin American Opportunities Fund-A, L.P.	Washington, D.C., USA	40.0	USD	1.2939	23,970	-1,593
12	EMX Capital Partners LP 4)	Mexico City, Mexico	37.2	USD	1.2939	n.a.	n.a.
13	Mongolia Opportunities Fund I LP 4)	Grand Cayman, Cayman Islands	20.0	USD	1.2939	n.a.	n.a.
14	Worldwide Group Inc. 4)	Charlestown, Saint Christopher-Nevis-Anguilla	32.3	USD	1.2939	n.a.	n.a.
15	Russia Partners Technology Fund LP 4)	New York, USA	27.7	USD	1.2939	n.a.	n.a.
16	H&Q Philippine Holdings, Inc.	Manila, Philippines	50.0	PHP	56.7730	42,042	5,025
17	Benetex Industries Ltd.	Dhaka, Bangladesh	28.3	BDT	105.9781	180,542	-97,672
18	Langfang Hess Building Materials Machinery, Co. Ltd.	Langfang, China	40.0	CNY	8.1588	42,040	4,921
19	Jade Cargo International Co. Ltd.	Shenzhen, China	24.0	CNY	8.1588	-522,061	149,383
20	The New Baghlan Sugar Company Ltd.	Baghlan-e Sonhati, Afghanistan	30.3	AFN	63.7584	400,208	-16,735
21	HaPe International Ningbo Ltd.	Ningbo, China	37.5	CNY	8.1588	88,476	12,762
22	Wanfeng MotorcycleWheel Co. Ltd.	Xinchang, China	25.0	CNY	8.1588	654,980	176,404
23	Ace Power Pvt. Ltd.	Colombo, Sri Lanka	26.0	LKR	147.5120	3,937,420	1,078,853
24	OJSC Tourism Promotion Services	Dushanbe, Tajikistan	21.0	TJS	6.1570	-251	-192
25	Asia Insurance 1950 Company Ltd.	Bangkok, Thailand	24.6	THB	40.9640	179,306	-19,846
26	WPD Energy Vietnam Company Ltd.	Hanoi, Vietnam	30.0	VND	27.2405	-156,687	-784,592

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 =_CU 2) as at 31 Dec. 2011	Equity in TCU 3)	Net income in TCU 3)
27	PT Avrist Assurance	Jakarta, Indonesia	23.0	IDR	11.7433	1,421,471,000	193,806,000
28	Windprojektentwicklung Thailand 4)	Bangkok, Thailand	33.3	THB	40.9640	n.a.	n.a.
29	TOO Knauf Gips Kaptschagaij GmbH	Kapshagaij, Kazakhstan	40.0	KZT	192.34	7,647,745	1,583,615
30	PII TOW Ukrspon LLC	Kiev, Ukraine	20.2	EUR	1	1,475	371
31	Tirana Airport Partners SHPK	Rinas, Albania	31.7	EUR	1	30,614	8,501
32	Center-Invest Bank	Rostov-on-Don, Russ. Federation	22.5	RUB	41.765	5,774,088	219,814
33	TOO Isi Gips Inder	Inderborskij, Kazakhstan	40.0	KZT	192.34	1,494,684	102,033
34	Emerging Europe Leasing and Finance (EELF) B.V.	Amsterdam, Netherlands	25.0	EUR	1	18,883	727
35	OOO Gematek	Saint Petersburg, Russ. Federation	28.0	RUB	41.765	290,605	83,886

(1)	ISO currency code

(2)	CU -Currency units in local currency

(3)	Financial statements prepared in accordance with local financial reporting framework

(4)	The company is in the start-up phase. No financial statements have been prepared yet.

Reprint of the Auditor’s Report

Based on the final results of our audit we issued the following unqualified auditor’s report dated February 28, 2012

“Auditor’s report

We have audited the consolidated financial statements prepared by KfW, Frankfurt am Main, comprising the statement of comprehensive income, statement of financial position, statement of changes in equity, statement of cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2011. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB [Handelsgesetzbuch “German Commercial Code”] and supplementary provisions of the Law concerning KfW (KfW Law) are the responsibility of KfW’s Executive Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the KfW Law and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.”

Frankfurt am Main, 28 February 2012

KPMG AG

Wirtschaftsprüfungsgesellschaft

Mock	Schweitzer
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ BERND LOEWEN

Name: Bernd Loewen
Title: Member of the Executive Board

By:	/S/ DR GÜNTHER BRÄUNIG

Name: Dr Günther Bräunig
Title: Member of the Executive Board

Date: March 29, 2012